

FORESTCITY

focus

2012 SUMMARY ANNUAL REPORT AND SUPPLEMENTAL PACKAGE

focus on Forest City

The theme of this annual report describes virtually every action we took as a company in 2012, and drives our go-forward business strategy. Our focus is clear: building and maintaining a strong, sustainable capital structure; growing in our core markets and products (including at our Stapleton mixed-use project, where Aster Town Center, shown on the cover, opened in 2012); and ensuring operational excellence so that our efforts deliver bottom-line impact.

Vision: To be the real estate leader and partner-of-choice in creating distinctive places to live, work and shop.

Mission: Forest City is a leading owner, operator and developer of distinctive and diversified real estate projects in select core markets, which create value for our customers, shareholders, and communities through place creation, sustainable practices, and a long-term investment perspective. We operate by developing meaningful relationships and leveraging our entrepreneurial capabilities with creative and talented associates who embrace our core values.

This Summary Annual Report and Supplemental Package is only a summary of fiscal year 2012 and should be read in conjunction with our Annual Report on Form 10-K as filed with the Securities and Exchange Commission. A copy of the Form 10-K may be downloaded from our website or obtained without charge upon written request to the Company. Statements made in this Summary Annual Report that state management's intentions, hopes, beliefs, expectations or predictions of the future are forward-looking statements. Please see the discussion of Risk Factors in Item 1A of our Form 10-K that could cause our actual results to differ materially from those forward-looking statements.

About the Company

Forest City Enterprises, Inc. is an NYSE-listed national real estate company with $10.6 billion in total assets. The company is principally engaged in the ownership, development, management and acquisition of commercial and residential real estate and land throughout the United States. For more information, visit www.forestcity.net.

REAL ESTATE PORTFOLIO

Real Estate Portfolio Overview[1] January 31, 2013

Retail	Square Feet Including Anchors	24,643,000
Office Buildings	Leasable Square Feet	12,999,000
Hotels	Rooms	1,015
Arena		NBA / NHL
	Seating Capacity:	18,000/14,500
Apartments	Units	34,449
Military Housing	Units	14,104
Land Held for Development and Sale	Gross Acres	289

☐ RESIDENTIAL GROUP

2012 Performance at a Glance

FFO[2]	$ 127.0 mil.
Comparable NOI Increase[3]	7.3%
Comparable Core Markets Monthly Average Rental Rates	$ 1,597
Total Comparable Apartments Monthly Average Rental Rates	$ 1,198
Comparable Annual Average Occupancy	94.7%
Comparable Year-End Occupancy	93.4%

Portfolio at a Glance[1]

Total Assets	$ 2.1 bil.
Completed Apartment Communities	115
Apartment Communities Under Construction	7
Completed Apartment Units	32,564
Apartment Units Under Construction	1,885
Completed Military Housing Communities	8
Military Housing Communities Under Construction	4
Completed Military Housing Units	11,966
Military Housing Units Under Construction	2,138

Financial Highlights

Forest City Enterprises, Inc. and Subsidiaries

	January 31, 2013	2012
	(in thousands, except share and per share data)	
Operating Results:		
Revenues from real estate operations	$ **1,134,687**	$ 1,051,618
Funds From Operations (FFO)[2]	**267,408**	178,189
Operating FFO[4]	**234,739**	227,491
Net earnings (loss) attributable to Forest City Enterprises, Inc.	**36,425**	(86,486)
Net earnings (loss) attributable to Forest City Enterprises, Inc. common shareholders	**4,296**	(101,886)
Per Share Data:		
FFO[5]	$ **1.27**	$ 0.88
Net earnings (loss) attributable to Forest City Enterprises, Inc. common shareholders[5]	$ **0.02**	$ (0.61)
Basic weighted average common shares outstanding[5]	**172,621,723**	168,170,650
Diluted weighted average common shares outstanding[5]	**222,264,328**	214,027,609
Common Stock Share Price:		
Class A	$ **16.91**	$ 13.13
Class B	**16.90**	13.17
Consolidated Financial Position:		
Assets	$ **10,612,432**	$ 10,504,283
Real estate, at cost	**10,023,304**	9,589,725
Nonrecourse mortgages and notes payable	**5,740,660**	5,659,523
Senior and subordinated debt	**1,032,969**	1,038,529
Shareholders' equity	**1,476,892**	1,467,066

(See footnotes on page 16)

FFO[2]

Years ended January 31, ($ in millions)


$184
274
270
178
267
09
10
11
12
13

Real Estate, at Cost

January 31, ($ in billions)


$10.6
11.3
11.2
9.6
10.0
09
10
11
12
13

Total Assets

January 31, ($ in billions)


$11.4
11.9
12.1
10.5
10.6
09
10
11
12
13

Net Operating Income by Product Type[3]

January 31, 2013 ($704 million)

Office	34.5%
Retail	33.5%
Apartments	23.8%
Military Housing	4.0%
Land	2.6%
Hotels	1.6%

COMMERCIAL GROUP

2012 Performance at a Glance

FFO[2]	$ 266.7 mil.
Comparable NOI Increase[3]	2.1%
Retail Comparable NOI Increase[3]	2.1%
Office Comparable NOI increase[3]	2.1%
Regional Mall Sales Per Square Foot	$ 470
Comparable Regional Mall Sales Growth	4.0%
Comparable Retail Occupancy	91.3%
Comparable Office Occupancy	89.5%

Portfolio at a Glance[1]

Total	
Total Assets	$ 7.1 bil.
Completed Projects	93
Projects Under Construction	2
Retail	
Completed Retail Centers	44
Retail Centers Under Construction	2
Total Retail Square Footage	24.6 mil.
Gross Leasable Area	15.2 mil.
Office	
Completed Office Buildings	47
Office Square Footage	13.0 mil.
Hotel	
Completed Hotels	2
Total Rooms	1,015

ARENA

2012 Performance at a Glance

FFO[2]	$ 4.7 mil.

Portfolio at a Glance[1]

Total Arena Square Footage	670,000
Estimated Seating Capacity:	
NBA Basketball Event	18,000
NHL Hockey Event	14,500

LAND GROUP

2012 Performance at a Glance

FFO[2]	($ 22.8) mil.

Portfolio at a Glance

Land Held for Development and Sale	
Gross Acres Owned at Year-End	289
Number of Projects	1
Acres with Option to Purchase	1,142

Fellow Shareholders:

2012 was a good year for Forest City as we continued to execute on our strategic plan. Our results reflect the implementation of those strategies and the strength of our real estate portfolio. By managing our business efficiently, generating improved returns from our mature assets, and selectively developing new assets in our core markets, we continue to demonstrate the effectiveness of our value-creation model.

The theme of this year's annual report is **focus**. It is a word that describes virtually every action we took as a company in 2012. It is also at the heart of the drivers that guide our business strategy:

- *focus on building a strong, sustainable capital structure,*
- *focus on our core markets and products, and*
- *focus on achieving operational excellence.*

David LaRue, left, President and CEO, and Charles Ratner, right, Chairman of the Board



We made significant progress in each of these areas during 2012, as detailed later in this letter. To be sure, more remains to be done, and we hold ourselves accountable to build upon the positive momentum of our efforts to date. Our vision is clear and our strategies are well defined. With continued diligent execution, together with responsiveness and flexibility to change, we are confident in our ability to create additional value for our stakeholders.

2012 Results

We are pleased with our results for 2012. Our key performance metrics – funds from operations (FFO)(2), operating FFO(4), and total comparable net operating income (Comp NOI)(3) – were all up for the year, as were net earnings and revenues, compared with 2011.

Total 2012 FFO was $267.4 million, compared with $178.2 million in 2011. On a fully diluted, per-share basis(5), 2012 FFO was $1.27, up from $0.88 last year. Operating FFO for the full year was $234.7 million, compared with $227.5 million in 2011.

Net earnings for the fiscal year ended January 31, 2013, were $36.4 million, compared with a net loss of $86.5 million for fiscal 2011. Net earnings attributable to common shareholders, after preferred dividends and inducements related to two separate exchange transactions involving preferred stock in the third and fourth quarters, were $4.3 million, or $0.02 per share, compared with a net loss of $101.9 million, or $0.61 per share, in 2011.

As most shareholders are aware, the company's reported net earnings/loss are impacted by a variety of factors, including transactions, which can create substantial variances in net earnings/loss from year to year. For 2012, net earnings were favorably impacted by a number of factors, most notably a reduced net loss on land held for divestiture activities compared with the prior year, and increased gains of asset dispositions and joint ventures compared with 2011.

Consolidated revenues from real estate operations for the year ended January 31, 2013, were $1.13 billion, compared with $1.05 billion in the prior year.



*Located on the Rose Kennedy Greenway near Boston's financial district and Chinatown neighborhoods, the 26-story, 240-unit **120 Kingston** is currently under construction and expected to open in the second quarter of 2014. The apartment community will add 2,000 square feet of green space to the area and will feature a 5,000-square-foot restaurant/open café on the ground floor.*

Turning to the performance of our operating portfolio, we achieved increased Comp NOI across all of our major products – apartments, retail and office – in 2012. Overall Comp NOI was up 3.2 percent for the year, representing a strong overall performance. Our multifamily portfolio demonstrated the strongest growth, ahead of the REIT industry averages, with a Comp NOI increase of 7.3 percent for the year. Retail continued to show a positive trend line, with Comp NOI up 2.1 percent, and sales per square foot in our regional malls rose to $470 per square foot, on a rolling 12-month basis, up from $443 per square foot in 2011. Comp NOI in our office portfolio also increased 2.1 percent.

It was a good year to be a Forest City shareholder. At January 31, 2013, the price of our Class A common shares was up more than 28 percent, compared with the end of the prior fiscal year. That price appreciation exceeded both the MSCI U.S. REIT Index (up 15 percent) and the NAREIT All Equity Index (up 17 percent), and outpaced the majority of our REIT peers over the same period. We know very well that markets are impacted by myriad factors, many outside our



***Boilermaker Shops** at The Yards recently opened and features shopping and dining with office space above in a former Navy industrial building. Within walking distance of Capitol Hill and adjacent to the Nationals ballpark, The Yards is transforming the increasingly vibrant Capitol Riverfront district of Washington, D.C.*



***West Village**, a new, 381-unit multifamily project in the Uptown area of Dallas, is currently under construction with a phased opening expected in the third quarter of 2014. When West Village is completed, Forest City will own and manage more than 1,000 rental apartments in or near Dallas' downtown area.*

Photo credit: Bruce Damonte

control. Nonetheless, we see the improvement in our share price as acknowledgement of the many steps we have taken to strengthen our business, and our ability to create long-term value.

Focus on Sustainable Capital

Among our key strategic drivers, building a strong, sustaining capital structure provides, we believe, the greatest near-term opportunity to strengthen our company and create shareholder value. As we improve our balance sheet and debt metrics, engage strategic capital partners and generate liquidity from joint ventures, we also reduce risk, lower our cost of capital and create a foundation for the company to thrive in the future. In 2012, we made considerable progress in this area.

Over the course of the year and continuing into early 2013, we successfully executed several capital market transactions that have reduced fixed charges and improved key debt metrics. In July, we issued an additional $125 million of our 2034 Senior Notes and used the proceeds to retire that same



*Hailed as one of the best new event venues nationally, **Barclays Center**, in the heart of Brooklyn, opened in September 2012 and has already welcomed approximately 1.4 million visitors to a wide variety of sports and entertainment events. Home to the NBA Brooklyn Nets, Barclays Center will also be home ice to the NHL's NY Islanders starting with the 2015-16 hockey season.*



*In March, the first residents moved into the recently completed **Continental** building, a 203-unit, adaptive-reuse apartment community in downtown Dallas.*

amount of our 2015 Senior Notes, effectively extending the 2015 maturity by 19 years at approximately the same interest rate, while maintaining the flexibility to retire the debt at any time. In October and December, we executed separate exchange transactions of the majority of our convertible preferred stock, for common stock and cash. In February 2013, we announced the redemption of both our remaining preferred stock and 2015 notes, and both redemptions were completed in March 2013. As a result of the exchanges in 2012 and the redemptions completed this year, we reduced annual fixed charges, in dividend payments and interest expense, by a total of approximately $20 million.

In December 2012, we closed a strategic capital partnership with the Arizona State Retirement System to create a $400 million equity fund for multifamily development, primarily in five of our core markets: New York City, Washington, D.C., Boston, Los Angeles and San Francisco. This partnership not only aligns Forest City with a strong, well-respected investor, it allows us to reduce risk and accelerate multifamily development opportunities in response to robust demand in our core markets. Our B2 BKLYN apartment tower at Atlantic Yards is expected to be the first project to be part of the fund.



*The **Continental's** luxurious rooftop deck overlooks the rest of Forest City's Mercantile Place on Main development, which has become instrumental in helping establish a vibrant residential presence in Dallas' city center.*

Our core markets have strong demographics, greater economic activity, and superior outlook for job creation, compared with many other U.S. cities.

Also in December, we took advantage of a remarkable opportunity to monetize value in a single property when we announced the recapitalization of our 8 Spruce Street apartment high rise in Manhattan. TIAA-CREF, a national financial services organization, acquired a 49 percent stake in the property, while we and our original partners retained 18 percent and 33 percent stakes, respectively. The overall transaction valued the iconic, 76-story 8 Spruce Street residential tower at $1.05 billion and the transaction resulted in proceeds to Forest City of $129 million.

Lastly, in February 2013, we closed a new three-year, $465 million corporate revolving credit facility, with a more favorable rate and terms. The new line will also give us additional flexibility in operating our business.

Focus on the Core

We took a number of steps in 2012 to sharpen our focus on core rental properties – apartments, office buildings and retail centers – in strong urban core markets. We believe expertise in these core products provides resilience during market cycles, and also gives the company a unique capability and competitive advantage in urban mixed-use projects. Our core markets have strong demographics, greater economic activity, and superior outlook for job creation, compared with many other U.S. cities.

During the year, we opened four properties in our core markets, the largest of which was Barclays Center, an anchor element of Atlantic Yards in Brooklyn. We started seven new projects, six of them multifamily, as we responded to increased demand for rental apartments. Nearly all of the projects started were from existing entitlement and most of them were at our


VIDA

***Twelve12**, the first ground-up construction component at The Yards in Washington, D.C., is expected to be completed in mid-2014, and will feature 218 rental apartments above a 50,000-square-foot grocery store and 28,000-square-foot fitness facility. The retail component is 90 percent leased more than a year prior to delivery.*

focus


focus

We believe our portfolio is a tremendous creator of value for all of our stakeholders, and a direct reflection of the quality of our assets and the collective skill and dedication of our operations teams.



Adjacent to Barclays Center, ***B2 BKLYN*** *is currently under construction and will be the first residential tower at Atlantic Yards. Using a modular construction process, the 32-story tower will feature 363 units, half of which will be reserved for low-, moderate- and middle-income households. B2 BKLYN is expected to be the first project to be part of our strategic capital partnership with the Arizona State Retirement System.*

large, mixed-use projects in core markets. Additional details on all of our 2012 openings and projects under construction are included later in this letter.

Another element of our focus on core markets and products is the disposition of non-core assets. We use proceeds from dispositions to reduce debt, reinvest in our mature portfolio, and selectively invest in new development opportunities in our pipeline. During 2012, we completed the sale of 12 non-core operating properties, generating net cash proceeds of $128.8 million. In addition, we closed sales of substantially all of our land held for divestiture, completing the strategic exit from our traditional land development business that we announced at the beginning of 2012. It is important to note that our large mixed-use project at Stapleton in Denver, which includes a significant land development component along with extensive apartment, retail and office elements, remains a core project for Forest City.

Focus on Operational Excellence

Forest City is often recognized as a developer of distinctive places to live, work and shop. Additionally, we believe our portfolio is a tremendous creator of value for all of our stakeholders, and a direct reflection of the quality of our assets and the collective skill and dedication of our operations teams. The portfolio is the engine of our performance and what allows us to undertake new development. Because of the importance of operational excellence to our success, we are driving this quality throughout our entire business, whether at an individual property, a strategic business unit or a corporate support function. We achieved meaningful success on a number of fronts during 2012.



We launched process improvement, procurement and energy management initiatives – including new center-led functions, adoption of uniform best practices and streamlining of key functions – which will allow us to achieve greater efficiency and capture associated cost savings going forward. To date, these initiatives collectively have achieved approximately $19 million in cost savings, benefiting tenants, business partners, and Forest City. We expect savings to grow as these efforts are fully embedded throughout our business.

In addition, we successfully completed a major systems upgrade that integrated our treasury, debt management and procurement functions into our existing ERP infrastructure, improving both the quality and timeliness of decision-support information that impacts performance.

We have made, and continue to make, strategic investments to strengthen our mature portfolio and improve the tenant/customer experience at our properties. These include renovations and redevelopment efforts at a number of our retail centers and apartment communities. Our management and marketing teams also employ social media channels, including Facebook and Twitter, as well as ongoing surveying and service award programs, to drive the focus on high-quality customer service and satisfaction, and help differentiate our properties in the eyes of our tenants and customers.


STARBUCKS COFFEE

We continue to make strategic investments to strengthen our mature portfolio assets and improve the experience for customers and tenants, including a major repositioning and renovations at ***Hummingbird Pointe Apartments*** *(top left) in Parma, Ohio; as well as renovations at* ***Charleston Town Center*** *mall (above) in Charleston, West Virginia, where upgrades were completed in time for the 2012 holiday season.*



Stapleton: *Celebrating a Decade of Value Creation*

At 4,700 acres and 7.5 square miles, our Stapleton mixed-use community, located on what was formerly Denver's main airport, is one of the largest and most comprehensive redevelopment projects in the nation. Even as we complete the divestiture of the balance of our traditional land development business, Stapleton remains a core project in a core market. Since the project began in 2001, we have acquired approximately 1,800 acres, with 1,142 acres remaining for future development. In 2012, we celebrated the 10-year anniversary of the first residents moving into Stapleton. Today, approximately 15,000 people call Stapleton home.

Stapleton is where we developed our core value of sustainability and honed our ability to create a unique sense of place and community. Stapleton also demonstrates how much is possible through mutually beneficial public-private partnerships with economic development organizations, mayors, city councils, governors and community leaders.

After the first decade at Stapleton, there is much to celebrate:

LOCATION: 10 minutes to Downtown Denver, 20 minutes to Denver International Airport, and 30 minutes or less to multiple area amenities.

HOME-BUILDING: Nine single-family builders create housing that meets high standards for urban design and energy efficiency, and the needs of a wide range of incomes. More than 4,700 homes have been built so far, and more than 500 new homes were sold by builders in 2012.

MULTI-FAMILY HOUSING: More than 775 rental apartments completed across multiple apartment communities; 352 apartments under construction and scheduled to start opening this fall in Conservatory Green, our newest neighborhood.

COMMERCIAL/RETAIL: 2.1 million square feet of retail space, including an intimate town center, a regional outdoor mall and a variety of other stores and specialty shops. Nearly 400,000 square feet of office and 1.2 million square feet of flex/industrial space.

PARKS AND OPEN SPACE: 800 acres of parks and open space completed or under construction, including the 80-acre Central Park, and 36 miles of bike and walking trails.

SUSTAINABILITY: Six million tons of runway concrete recycled from the former airport; 100 percent ENERGY STAR-certified homes; several commercial buildings designed to LEED® standards for energy efficiency, water conservation and indoor air quality; 26,500-plus trees planted (so far).

COMMUNITY and INFRASTRUCTURE: Nine schools, four community pools, a community garden, a 50,000-square-foot recreation center, a public library, and a new bridge connection to the I-70/Central Park Blvd. interchange.

AWARDS: Recognized regionally, nationally and internationally by more than a dozen major awards in areas such as sustainable cities and neighborhoods, public-private partnerships, environmental achievement, and smart growth.









Development at Stapleton has included apartments and single-family homes in a wide range of price points, as well as regional and neighborhood retail, office and tech/flex space, services, dining and ample green space. Stapleton's New Urbanist master plan makes it a highly sustainable and walkable community.

Disclosure and Governance

In addition to the many strategic actions listed in the preceding sections, we also took important steps during 2012 in the areas of disclosure and governance. At the beginning of the year, we announced our intention to convert to a calendar year-end as of December 31, 2013. Beginning in the first quarter, we also initiated reporting FFO, a commonly used measure among publicly traded real estate companies. These two steps bring our financial reporting more in line with the majority of our publicly traded peers.

Lastly, in December, we welcomed Kenneth J. Bacon, a real estate finance veteran and former head of Fannie Mae's multifamily division, to the Board of Directors as a new independent director. His addition means our Board is comprised of a majority of independent directors for the first time in Forest City's history.

2012 Project Openings and Under Construction

As referenced earlier, we opened four new properties in three of our core markets: New York City, Washington, D.C., and Denver.

The largest of these new properties is the state-of-the-art Barclays Center arena, the anchor element of our Atlantic Yards mixed-use project in Brooklyn. Home of the NBA Brooklyn Nets, Barclays Center opened in September and has already welcomed approximately 1.4 million visitors for a variety of sports and entertainment events, including more than 45 sold-out events. In October 2012, we announced that the NHL New York Islanders will play their home games at the arena beginning in the 2015-16 season. Performance of the arena to date has met our expectations for both contractually obligated revenues (such as sponsorships, suites and club seat sales) and day-of-event revenues (including single-ticket sales and concessions).

At The Yards in Washington, D.C., we opened Boilermaker Shops, a 39,000-square-foot, mixed-use, office/retail property. Boilermaker joins our Foundry Lofts apartment property and focus

We opened four new properties in three of our core markets: New York City, Washington, D.C., and Denver.

a beautiful waterfront public park as the initial completed elements of The Yards. Two additional properties at The Yards, described on the next page, are currently under construction. The Yards, located in a former Navy shipyard along the Anacostia River in the fast-growing Capitol Riverfront District in southeast Washington, D.C., encompasses entitlement for up to 2,700 residential units, 1.8 million square feet of office space, and 300,000 square feet of retail and dining space.

At Stapleton in Denver, we opened two new multifamily properties in 2012. In the first quarter, the 85-unit first phase of Aster Town Center opened and is 91 percent leased. At the beginning of the third quarter, we opened the first phase of Botanica Eastbridge, a 118-unit apartment community that is 53 percent leased. 2012 marked the 10th anniversary of the first residents moving into Stapleton. Today, the community is home to approximately 15,000 residents and includes 4,700 homes, 779 rental apartments, 2.1 million square feet of retail, nearly 400,000 square feet of office space, 1.2 million square feet of

Our Focus on Corporate Social Responsibility

Because sustainability and stewardship are core values for Forest City, our annual reports have often included updates on sustainability efforts at our properties and around the company. This year, we challenged ourselves to expand our reporting to the broader concept of corporate social responsibility (CSR). CSR goes beyond sustainability to encompass the company's social license to operate based on the combination of its financial, social and environmental performance. We recognize that we have a responsibility to understand and measure the impacts of our activity as a company, and to report on those impacts that are most material to us and to our stakeholders.

We have elected to follow the Global Reporting Initiative (GRI) framework – the gold standard for sustainability reporting – becoming one of only a handful of North American real estate companies to do so. While corporate social responsibility has always been a part of our philosophy and success as a company, the reporting process pushes us to measure the results of these commitments. As the saying goes, "what gets measured gets managed" and we believe flex/R&D space, nine schools, and 800 acres of parks, open space and trails. Of the total acreage designated for development at Stapleton, we have acquired approximately 1,800 acres to date, with 1,142 acres remaining for future development.

After the end of the fiscal year, we opened The Continental, a 203-unit, adaptive-reuse apartment community at our Mercantile Place on Main development in downtown Dallas. First residents moved in March 2013. The Continental brings the number of Forest City's completed rental apartments in downtown Dallas to more than 700.

Turning to projects currently under construction, at The Yards in Washington, D.C., construction continues at Lumber Shed, a 32,000-square-foot, adaptive-reuse office building with street-level retail, and at Twelve12, a mixed-use project with 218 rental apartments above a 50,000-square-foot Harris Teeter grocery store and a 28,000-square-foot Vida Fitness facility. Lumber Shed is expected to open in the third quarter of 2013, with Twelve12 following in the third quarter of 2014.

In Boston, construction continues on 120 Kingston, a 240-unit apartment building. The project is located on the Rose Kennedy Greenway near the border of the city's financial district and Chinatown neighborhoods, and is expected to be completed in the second quarter of 2014.



*Opening in the third quarter of 2013, the **Lumber Shed** is a 32,000-square-foot, adaptive-reuse building featuring office space above five street-level restaurant units. The floor-to-ceiling glass facade provides dramatic views of the waterfront and the surrounding Yards Park in Washington D.C. At full build-out, The Yards will feature up to 2,700 residential units, 1.8 million square feet of office space, and 300,000 square feet of retail and dining space.*

the reporting process will help us to identify best practices and discover opportunities for both efficiencies and innovation that will contribute to our ongoing success.

We are in the process of completing our inaugural CSR report, "Built On Purpose." The theme of the report not only describes the foundational values of our company, it also speaks to the disciplined and purposeful approach we take in creating unique places to live, work and shop. Being a responsible corporate citizen is in our DNA as a company and is fundamental to our values. Our commitment to the ongoing reporting of our CSR performance is a natural extension of that commitment.


BUILT
ON
PURPOSE
2012 CORPORATE SOCIAL RESPONSIBILITY REPORT

We expect to complete "Built on Purpose" in early May 2013 and will communicate with all of our stakeholders when it is available. The full report will be accessible online through a link on the home page of our website, www.forestcity.net. A limited number of printed executive summaries will also be available.


focus

Our focus is on continued execution of our strategies as we build on the solid momentum of 2012.

During the 2012 fourth quarter, we began construction on B2 BKLYN, the first residential tower at Atlantic Yards located adjacent to the Barclays Center. This 32-story tower will have 363 units, half of which will be reserved for low-, moderate- and middle-income households. In partnership with Skanska USA, a global construction group and a leader in prefabricated building components, B2 is being built using modular construction that we anticipate will result in lower costs over time, less waste and reduced truck traffic during construction, among other benefits. Modules will be produced at a 100,000-square-foot facility in the Brooklyn Navy Yard beginning this summer.

Also during the year, we began construction on Aster Northfield, a 352-unit multifamily project at Stapleton in Denver, West Village, a 381-unit multifamily project in Dallas, and Stratford Avenue, a 128-unit multifamily project in Fairfield, Connecticut.

Outlook

As this letter highlights, 2012 was a year of significant progress for Forest City. We are building a solid foundation for the future. Our goal is a stronger organization, with the ability to take advantage of a variety of opportunities to create value. Our focus is on continued execution of our strategies as we build on the solid momentum of 2012.

While we recognize there is more to be done and obstacles to overcome, we are optimistic about the future, confident in the strength of our business, and grateful for the skill, dedication and commitment of our associates. We thank all of our shareholders, associates, business partners, communities, tenants and customers for their continued support.

David J. LaRue
President and Chief Executive Officer

Charles A. Ratner
Chairman of the Board



Fiscal 2012 Milestones: The Year in Review

☐ Q1 2012

- Opened the first phase of Aster Town Center apartment community at Stapleton
- Began leasing of final penthouse units for Foundry Lofts at The Yards in Washington, D.C.
- Celebrated opening of anchor tenant Lord & Taylor and announced plans for LEGOLAND Discovery Center at Westchester's Ridge Hill in Yonkers, New York
- Dedicated newly completed Las Vegas City Hall
- Completed sale of Quebec Square specialty retail center at Stapleton in Denver

☐ Q2 2012

- Signed invivodata, inc. in the Commerce Court building at Station Square in Pittsburgh
- Closed offering of $125 million aggregate principal amount of 7.375 percent senior notes due 2034
- Completed repositioning and renovation of Hummingbird Pointe Apartments in Parma, Ohio
- Began construction on Twelve12 and Lumber Shed at The Yards in Washington, D.C.
- Began construction on 120 Kingston in Boston
- Hosted 9th annual Forest City Community Day with more than 1,200 associates participating
- Completed disposition of Village at Gulfstream Park, a specialty retail center in Florida

☐ Q3 2012

- Celebrated ribbon-cutting of Barclays Center in Brooklyn and announced New York Islanders will relocate to the arena starting with the 2015-2016 NHL season
- Closed redemption of $125 million aggregate principal amount of 7.625 percent senior notes due 2015
- Released final penthouse units to market at 8 Spruce Street, the Frank Gehry-designed apartment tower in Lower Manhattan
- Completed renovation of Charleston Town Center regional mall in Charleston, West Virginia
- Stapleton mixed-use community rated among top 10 best-selling master-planned communities by Metrostudy, a national real estate rating service
- Opened first phase of Botanica Eastbridge apartment community at Stapleton
- Exchanged $133.7 million of convertible preferred stock for common stock and cash
- Began construction on Stratford Avenue apartments in Fairfield, Connecticut
- Completed two asset sales: White Oak Village, a specialty retail center in Richmond, Virginia, and Southfield, an apartment project in suburban Baltimore

☐ Q4 2012

- Appointed Kenneth J. Bacon, former head of Fannie Mae's multifamily division, to the Board of Directors
- Opened Boilermaker Shops, a retail/office property at The Yards in Washington, D.C.
- Broke ground on B2 BKLYN, the first apartment building at Atlantic Yards
- Began construction on West Village apartment community in Dallas and Aster Northfield apartment community at Stapleton
- Completed exchange of $75.7 million of convertible preferred stock for common stock and cash
- Announced a new $100 million common share repurchase program, replacing the prior program
- Launched a strategic capital partnership and $400 million equity fund with Arizona State Retirement System for multifamily development in five core markets
- Sold a 49 percent stake in New York by Gehry at 8 Spruce Street to TIAA-CREF; Forest City retains an 18 percent ownership interest
- Completed disposition of Emerald Palms apartments in Miami and Fairmont Plaza office building in San Jose, California
- President and CEO David LaRue nominated to serve as chairman of the International Council of Shopping Centers (ICSC) for 2013-14

☐ Just after the year ended:

- Closed a new, three-year $465 million credit facility featuring more favorable pricing and greater flexibility
- Completed redemptions of preferred stock and 7.625 percent senior notes due 2015. Overall, capital markets transactions in 2012 and early 2013 eliminated approximately $20 million in annual fixed charges
- Opened The Continental apartment community in Dallas
- Completed sale of Millender Center apartment community in Detroit

Board of Directors

Arthur F. Anton, Chief Executive Officer – Swagelok Company

Kenneth J. Bacon, Co-Founder – Railfield Partners

Scott S. Cowen, President – Tulane University

Michael P. Esposito, Jr., Non-Executive Chairman – Primus Guaranty Ltd.; Non-Executive Chairman – Syncora Holdings Ltd.; Retired Non-Executive Chairman – XL Capital Ltd.; Retired Executive Vice President/Chief Control, Compliance and Administrative Officer – The Chase Manhattan Bank, N.A.

Deborah L. Harmon, Chief Executive Officer – Artemis Real Estate Partners, LLC; Former President – Harmon & Co.; Former President and Chief Investment Officer – J.E. Robert Companies

David J. LaRue, President and Chief Executive Officer

Brian J. Ratner, Executive Vice President

Bruce C. Ratner, Executive Vice President

Charles A. Ratner, Chairman of the Board

Ronald A. Ratner, Executive Vice President

Deborah Ratner Salzberg, President, Forest City Washington

Stan Ross, Retired Vice Chairman – Ernst & Young LLP; Chairman of the Board and Distinguished Fellow – University of Southern California Lusk Center for Real Estate

Louis Stokes, Visiting Professor at Case Western Reserve University; Retired Senior Counsel – Attorney-at-Law, Squire Sanders LLP; Former Member of the United States Congress

Emeriti:

Samuel H. Miller, Co-Chairman Emeritus

Albert B. Ratner, Co-Chairman Emeritus

Corporate Officers

Charles A. Ratner, Chairman of the Board

David J. LaRue, President and Chief Executive Officer

James A. Ratner, Executive Vice President

Ronald A. Ratner, Executive Vice President

Bruce C. Ratner, Executive Vice President

Brian J. Ratner, Executive Vice President

Robert G. O'Brien, Executive Vice President and Chief Financial Officer

Andrew J. Passen, Executive Vice President – Human Resources

Geralyn M. Presti, Executive Vice President, General Counsel and Secretary

James W. Finnerty, Senior Vice President – Tax

Linda M. Kane, Senior Vice President and Treasurer

Charles D. Obert, Senior Vice President, Chief Accounting Officer and Controller

Charles L. Rau, Senior Vice President and Chief Technology Officer

Jeffrey B. Linton, Senior Vice President – Corporate Communication

Michael R. May, Senior Vice President – Accounting Services

Business Unit and Regional Leadership

Duane F. Bishop, Executive Vice President and COO, Forest City Commercial Group

James J. Prohaska, Executive Vice President and COO, Forest City Residential Group

Frank Wuest, President, Forest City Boston

Brian J. Ratner, President, Forest City Texas, Dallas

John S. Lehigh, President, Forest City Stapleton, Denver

Kevin L. Ratner, President, Forest City West Coast, Los Angeles

Bruce C. Ratner, Executive Chairman, Forest City Ratner Companies, New York

MaryAnne Gilmartin, President and CEO, Forest City Ratner Companies, New York

Deborah Ratner Salzberg, President, Forest City Washington

An expanded corporate directory, including senior executives in operations, development and regional offices, is available on the company's website, www.forestcity.net, by selecting the "Company" tab and then "People."

Footnotes to Summary Annual Report:

(1) Refer to the Property Listing in the Supplemental Package enclosed in this report for a detailed listing of the real estate portfolio.

(2) Funds From Operations (FFO), a non-GAAP measure, is defined by the National Association of Real Estate Investment Trusts (NAREIT) as net earnings excluding the following items: i) gain (loss) on disposition of rental properties, divisions and other investments (net of tax); ii) non-cash charges for real estate depreciation and amortization; iii) impairment of depreciable real estate (net of tax); iv) extraordinary items (net of tax); and v) cumulative or retrospective effect of change in accounting principle (net of tax).

(3) Net Operating Income (NOI), a non-GAAP measure, is defined as revenues (excluding straight-line rent adjustments) less operating expenses (including depreciation and amortization for non-real estate groups) plus interest income plus equity in earnings (loss) of unconsolidated entities (excluding gain on disposition and impairment of unconsolidated entities) plus interest expense, gain (loss) on extinguishment of debt, depreciation and amortization of unconsolidated entities. Refer to the Supplemental Package enclosed in this report for the reconciliation between the Full Consolidation (GAAP) and Pro-Rata Consolidation (non-GAAP) NOI by Product Type and the Reconciliation of NOI to Net Earnings (Loss).

(4) Operating FFO, a non-GAAP measure, is defined as FFO, as defined by NAREIT, adjusted to exclude: i) activity related to our land held for divestiture (including impairment charges); ii) impairment of Land Group projects; iii) write-offs of abandoned development projects; iv) income recognized on state and federal historic and other tax credits; v) gains or losses from extinguishment of debt; vi) gains or losses on change in control of interests; vii) the adjustment to recognize rental revenues and rental expense using the straight-line method; viii) other non-recurring items such as income generated from the casino land sale; ix) the Nets pre-tax FFO; and x) income taxes on FFO.

(5) For the years ended January 31, 2013 and 2012, the effect of 49,642,605 and 45,856,959 shares of dilutive securities, respectively, was not included in the computation of diluted earnings per share because their effect is anti-dilutive. However, these securities are included in the calculation of FFO per share because they are dilutive to this measure. As a result, an adjustment to FFO is required for interest expense of $15,075,000 and $11,187,000 related to these securities for the years ended January 31, 2013 and 2012, respectively. For purposes of calculating our FFO per share, diluted weighted average shares outstanding were 222,264,328 and 214,027,609, and FFO was $282,483,000 and $189,376,000 for the years ended January 31, 2013 and 2012, respectively.

Supplemental Package

Three Months and Years Ended January 31, 2013 and 2012

NYSE: FCEA, FCEB

Index

This Supplemental Package, together with other statements and information publicly disseminated by us, contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements reflect management's current views with respect to financial results related to future events and are based on assumptions and expectations that may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial or otherwise, may differ from the results discussed in the forward-looking statements. Risk factors discussed in Item 1A of our Form 10-K for the year ended January 31, 2013 and other factors that might cause differences, some of which could be material, include, but are not limited to, the impact of current lending and capital market conditions on our liquidity, ability to finance or refinance projects and repay our debt, the impact of the current economic environment on the ownership, development and management of our commercial real estate portfolio, general real estate investment and development risks, using modular construction as a new construction methodology and investing in a facility to produce modular units, vacancies in our properties, further downturns in the housing market, competition, illiquidity of real estate investments, bankruptcy or defaults of tenants, anchor store consolidations or closings, international activities, the impact of terrorist acts, risks of owning and operating an arena, risks associated with an investment in a professional sports team, our substantial debt leverage and the ability to obtain and service debt, the impact of restrictions imposed by our credit facility and senior debt, exposure to hedging agreements, the level and volatility of interest rates, the continued availability of tax-exempt government financing, the impact of credit rating downgrades, effects of uninsured or underinsured losses, effects of a downgrade or failure of our insurance carriers, environmental liabilities, conflicts of interest, risks associated with the sale of tax credits, risks associated with developing and managing properties in partnership with others, the ability to maintain effective internal controls, compliance with governmental regulations, increased legislative and regulatory scrutiny of the financial services industry, changes in federal, state or local tax laws, volatility in the market price of our publicly traded securities, inflation risks, litigation risks, cybersecurity risks and cyber incidents, as well as other risks listed from time to time in our reports filed with the Securities and Exchange Commission. We have no obligation to revise or update any forward-looking statements, other than imposed by law, as a result of future events or new information. Readers are cautioned not to place undue reliance on such forward-looking statements.

Corporate Overview

We principally engage in the ownership, development, management and acquisition of commercial and residential real estate and land throughout the United States. We operate through three strategic business units and have six reportable operating segments. The three strategic business units, which represent four reportable operating segments, are the Commercial Group, Residential Group and Land Development Group (collectively, the "Real Estate Groups"). The **Commercial Group**, our largest strategic business unit, owns, develops, acquires and operates regional malls, specialty/urban retail centers, office and life science buildings, hotels and mixed-use projects. Additionally, it recently constructed and currently operates *Barclays Center*, a sports and entertainment arena located in Brooklyn, New York. The **Arena**, which opened in September 2012, is being reported as a separate segment. The **Residential Group** owns, develops, acquires and operates residential rental properties, including upscale and middle-market apartments and adaptive re-use developments. Additionally, the Residential Group owns interests in entities that develop and manage military family housing. The **Land Development Group** acquires and sells both land and developed lots to residential, commercial and industrial customers. It also owns and develops land into master-planned communities and mixed-use projects. On January 31, 2012, our Board of Directors approved a strategic decision by senior management to reposition or divest significant portions of our Land Development Group. During the year ended January 31, 2013, we established and executed on our land divestiture strategy.

Corporate Activities and **The Nets**, a member of the National Basketball Association ("NBA") in which we account for our investment on the equity method of accounting, are the other reportable segments of the Company.

We have approximately $10.6 billion of consolidated assets in 26 states and the District of Columbia at January 31, 2013. Our core markets include Boston, Chicago, Dallas, Denver, Los Angeles, New York City, Philadelphia, the Greater San Francisco metropolitan area and the Greater Washington D.C. metropolitan area. Our core markets account for approximately 77 percent of the cost of our real estate portfolio at January 31, 2013. We have offices in Albuquerque, Boston, Dallas, Denver, Los Angeles, New York City, San Francisco, Washington, D.C. and our corporate headquarters in Cleveland, Ohio.

Supplemental Financial and Operating Information

We recommend this supplemental package be read in conjunction with our Form 10-K for the year ended January 31, 2013. This supplemental package contains certain measures prepared in accordance with generally accepted accounting principles ("GAAP") under the full consolidation accounting method and certain measures prepared under the pro-rata consolidation method, a non-GAAP measure. Along with net earnings, we have historically reported an additional measure, Earnings Before Depreciation, Amortization and Deferred Taxes ("EBDT"), to report operating results. EBDT is a non-GAAP measure and may not be directly comparable to similarly-titled measures reported by other companies. In the three months ended April 30, 2012, we began presenting Funds From Operations ("FFO"), which is also a non-GAAP measure. In the three months ended July 31, 2012, we began presenting Operating FFO, which is also a non-GAAP measure. The non-GAAP financial measures presented under the pro-rata consolidation method, comparable net operating income ("NOI"), EBDT, FFO and Operating FFO provide supplemental information about our operations. Although these measures are not presented in accordance with GAAP, we believe they are necessary to understand our business and operating results, along with net earnings and other GAAP measures. Our investors can use these non-GAAP measures as supplementary information to evaluate our business. Our non-GAAP measures are not intended to be performance measures that should be regarded as alternatives to, or more meaningful than, our GAAP measures.

Consolidation Methods

We present certain financial amounts under the pro-rata consolidation method because we believe this information is useful to investors as this method reflects the manner in which we operate our business. In line with industry practice, we have made a large number of investments in which our economic ownership is less than 100% as a means of procuring opportunities and sharing risk. Under the pro-rata consolidation method, we generally present our investments proportionate to our economic share of ownership. Under GAAP, the full consolidation method is used to report partnership assets and liabilities consolidated at 100% if deemed to be under our control or if we are deemed to be the primary beneficiary of the variable interest entity ("VIE"), even if our ownership is not 100%. We provide reconciliations from the full consolidation method to the pro-rata consolidation method throughout our supplemental package. Please refer to our property listing for the detail of our consolidated and unconsolidated properties in this supplemental package.

EBDT

We believe that EBDT, along with net earnings, provides additional information about our core operations. While property dispositions, acquisitions or other factors can affect net earnings in the short-term, we believe EBDT presents a more consistent view of the overall financial performance of our business from period-to-period. EBDT has been used by the chief operating decision maker and management to assess performance and resource allocations by strategic business unit and on a consolidated basis. EBDT is similar, but not identical, to FFO, a measure of performance used by publicly traded Real Estate Investment Trusts ("REITs").

FFO

The majority of our peers in the publicly traded real estate industry are REITs and report operations using FFO as defined by the National Association of Real Estate Investment Trusts ("NAREIT"). Although we are not a REIT, we feel it is important to publish this measure to allow for easier comparison of our performance to our peers. The major difference between us and our REIT peers is that we are a taxable entity and any taxable income we generate could result in payment of federal or state income taxes. Our REIT peers typically are not subject to federal or state income taxes, but must pay out a portion of their taxable income to shareholders. Due to our effective tax management policies, we have not historically been a significant payer of income taxes. This has allowed us to retain our internally generated cash flows but has also resulted in large expenses for deferred taxes as required by GAAP. The treatment of deferred taxes is the single biggest difference between EBDT and FFO. We reported both EBDT and FFO during the fiscal year ended January 31, 2013. Effective February 1, 2013, we will only report FFO to be more comparable to our industry peers.

Operating FFO

In addition to reporting FFO, we report Operating FFO as an additional financial measure of our operating performance (see Reconciliation of FFO to Net Earnings (Loss), included elsewhere in this supplemental package). We believe it is appropriate to adjust FFO, as defined by NAREIT, for significant non-recurring items driven by transactional activity and factors relating to the financial and real estate markets, rather than factors specific to the on-going operating performance of our properties. We use Operating FFO as an indicator of continuing operating results in planning and executing our business strategy. Operating FFO should not be considered to be an alternative to net earnings computed under GAAP as an indicator of our operating performance. Operating FFO may not be comparable to similarly titled measures used by other companies.

NOI

NOI, a non-GAAP measure, is defined as revenues (excluding straight-line rent adjustments) less operating expenses (including depreciation and amortization for non-real estate groups) plus interest income plus equity in earnings (loss) of unconsolidated entities (excluding gain on disposition and impairment of unconsolidated entities) plus interest expense, gain (loss) on extinguishment of debt, depreciation and amortization of unconsolidated entities. We believe NOI provides us, as well as our investors, with additional information about our core business operations and, along with earnings, is necessary to understand our business and operating results.

Supplemental Operating Information

The operating information contained in this document includes: occupancy data, retail sales data, leasing summaries, comparable NOI, NOI by product type and core market, reconciliation of NOI to net earnings, results of operations discussion, Operating FFO bridge, reconciliation of Operating FFO to FFO, reconciliation of net earnings to FFO and EBDT, retail and office lease expirations, significant retail and office tenants, and our development pipeline. We believe this information will give interested parties a better understanding and more information about our operating performance. The term "comparable," which is used throughout this document, is generally defined as including properties that were open and operated in both the three months and years ended January 31, 2013 and 2012.

We believe occupancy rates, retail and office lease expirations, contractual rent, significant retail and office tenant listings, mall sales per square foot, leasing spreads on retail and office properties, and other rental rate information on multi-family properties represent meaningful operating statistics about us.

Comparable NOI is useful because it measures the performance of the same properties on a period-to-period basis and is used to assess operating performance and resource allocation of the operating properties within our strategic business units. While property dispositions, acquisitions or other factors can impact net earnings in the short term, we believe comparable NOI gives a more consistent view of the overall performance of our operating portfolio from quarter-to-quarter and year-to-year. A reconciliation of NOI to net earnings, the most comparable financial measure calculated in accordance with GAAP, a reconciliation of NOI to net earnings for each strategic business unit and a reconciliation from NOI to comparable NOI are included in this supplemental package.

Corporate Headquarters

Forest City Enterprises, Inc.
Terminal Tower
50 Public Square, Suite 1100
Cleveland, Ohio 44113

Annual Report on Form 10-K

A copy of the Annual Report on Form 10-K as filed with the Securities and Exchange Commission for the fiscal year ended January 31, 2013 can be found on our website under SEC Filings or may be obtained without charge upon written request to:

Jeffrey B. Linton
Senior Vice President, Corporate Communication
jefflinton@forestcity.net

Website

www.forestcity.net

The information contained on this website is not incorporated herein by reference and does not constitute a part of this supplemental package.

Investor Relations

Robert G. O'Brien
Executive Vice President and Chief Financial Officer

Transfer Agent and Registrar

Wells Fargo
Shareowner Services
P.O. Box 64854
St. Paul, MN 55164-9440
(800) 468-9716
www.shareowneronline.com

NYSE Exchange Listings

FCEA - Class A Common Stock ($.33 1/3 par value)
FCEB - Class B Common Stock ($.33 1/3 par value)
FCY - $225,000,000 Aggregate Principal Amount of 7.375% Senior Notes Due 2034

Dividend Reinvestment and Stock Purchase Plan

We offer our shareholders the opportunity to purchase additional shares of common stock through the Forest City Enterprises, Inc. Dividend Reinvestment and Stock Purchase Plan (the "Plan") at 97% of current market value. You may obtain a copy of the Plan prospectus and an enrollment card by contacting Wells Fargo Shareowner Services at (800) 468-9716 or by visiting www.shareowneronline.com.

Consolidated Balance Sheet Information – January 31, 2013 (Unaudited)

	Full Consolidation (GAAP)	Less Noncontrolling Interest	Plus Unconsolidated Investments at Pro-Rata	Pro-Rata Consolidation (Non-GAAP)
		(in thousands)		
Assets				
Real Estate				
Completed rental properties				
Residential	$ 1,590,646	$ 22,913	$ 1,129,662	$ 2,697,395
Commercial				
Retail centers	3,189,250	44,143	1,149,624	4,294,731
Office buildings	2,950,188	105,482	345,407	3,190,113
Arena	890,213	556,871	—	333,342
Corporate and other equipment	11,245	—	—	11,245
Total completed rental properties	**8,631,542**	**729,409**	**2,624,693**	**10,526,826**
Projects under construction				
Residential	159,558	1,819	20,242	177,981
Commercial				
Retail centers	7,360	—	—	7,360
Office buildings	—	—	—	—
Total projects under construction	166,918	1,819	20,242	185,341
Projects under development				
Residential	834,153	193,172	6,033	647,014
Commercial				
Retail centers	66,865	200	3,085	69,750
Office buildings	258,767	26,179	3,804	236,392
Total projects under development	1,159,785	219,551	12,922	953,156
Total projects under construction and development	**1,326,703**	**221,370**	**33,164**	**1,138,497**
Land held for development and sale	**65,059**	**6,258**	—	**58,801**
Total Real Estate	**10,023,304**	**957,037**	**2,657,857**	**11,724,124**
Less accumulated depreciation	**(1,654,632)**	**(46,207)**	**(593,490)**	**(2,201,915)**
Real Estate, net	**8,368,672**	**910,830**	**2,064,367**	**9,522,209**
Cash and equivalents	**333,220**	**24,843**	**56,484**	**364,861**
Restricted cash and escrowed funds	**410,414**	**46,549**	**82,200**	**446,065**
Notes and accounts receivable, net	**426,200**	**27,686**	**30,010**	**428,524**
Investments in and advances to unconsolidated entities	**456,628**	**(173,869)**	**(388,942)**	**241,555**
Lease and mortgage procurement costs, net	**288,306**	**21,734**	**47,688**	**314,260**
Prepaid expenses and other deferred costs, net	**240,594**	**18,822**	**9,951**	**231,723**
Intangible assets, net	**85,692**	**3**	**17,177**	**102,866**
Land held for divestiture	**2,706**	—	**7,773**	**10,479**
Total Assets	**$ 10,612,432**	**$ 876,598**	**$ 1,926,708**	**$ 11,662,542**

Consolidated Balance Sheet Information – January 31, 2013 (Unaudited)

	Full Consolidation (GAAP)	Less Noncontrolling Interest	Plus Unconsolidated Investments at Pro-Rata	Pro-Rata Consolidation (Non-GAAP)
		(in thousands)		
Liabilities and Equity				
Liabilities				
Mortgage debt and notes payable, nonrecourse				
Completed rental properties				
Residential	$ 1,001,551	$ 17,856	$ 876,478	$ 1,860,173
Commercial				
Retail centers	1,927,409	39,480	877,509	2,765,438
Office buildings	1,955,868	78,931	280,847	2,157,784
Arena	429,041	290,393	—	138,648
Total completed rental properties	**5,313,869**	**426,660**	**2,034,834**	**6,922,043**
Projects under construction				
Residential	161,527	—	—	161,527
Commercial				
Retail centers	2,449	—	—	2,449
Office buildings	—	—	—	—
Total projects under construction	163,976	—	—	163,976
Projects under development				
Residential	251,814	59,537	—	192,277
Commercial				
Retail centers	—	—	—	—
Office buildings	—	—	—	—
Total projects under development	251,814	59,537	—	192,277
Total projects under construction and development	**415,790**	**59,537**	—	**356,253**
Land held for development and sale	**9,301**	**931**	—	**8,370**
Total Mortgage debt and notes payable, nonrecourse	**5,738,960**	**487,128**	**2,034,834**	**7,286,666**
Bank revolving credit facility	—	—	—	—
Senior and subordinated debt	**1,032,969**	—	—	**1,032,969**
Construction payables	**135,359**	**31,250**	**15,277**	**119,386**
Operating accounts payable and accrued expenses	**688,415**	**72,922**	**153,670**	**769,163**
Accrued derivative liability	**155,724**	**150**	**13,352**	**168,926**
Deferred profit on NY retail joint venture transaction	**114,465**	—	—	**114,465**
Total Accounts payable, accrued expenses and other liabilities	**1,093,963**	**104,322**	**182,299**	**1,171,940**
Cash distributions and losses in excess of investments in unconsolidated entities	**292,727**	**(29,646)**	**(299,744)**	**22,629**
Deferred income taxes	**474,406**	—	—	**474,406**
Mortgage debt and notes payable, nonrecourse on land held for divestiture	**1,700**	—	**9,319**	**11,019**
Total Liabilities	**8,634,725**	**561,804**	**1,926,708**	**9,999,629**
Redeemable Noncontrolling Interest	**239,136**	**239,136**	—	—
Equity				
Shareholders' Equity				
Shareholders' equity before accumulated other comprehensive loss	**1,580,095**	—	—	**1,580,095**
Accumulated other comprehensive loss	**(103,203)**	—	—	**(103,203)**
Total Shareholders' Equity	**1,476,892**	—	—	**1,476,892**
Noncontrolling interest	**261,679**	**75,658**	—	**186,021**
Total Equity	**1,738,571**	**75,658**	—	**1,662,913**
Total Liabilities and Equity	**$ 10,612,432**	**$ 876,598**	**$ 1,926,708**	**$ 11,662,542**

Consolidated Balance Sheet Information – January 31, 2012 (Unaudited)

	Full Consolidation (GAAP)	Less Noncontrolling Interest	Plus Unconsolidated Investments at Pro-Rata	Pro-Rata Consolidation (Non-GAAP)
		(in thousands)		
Assets				
Real Estate				
Completed rental properties				
Residential	$ 1,584,403	$ 27,003	$ 1,229,109	$ 2,786,509
Commercial				
Retail centers	2,638,954	74,012	1,203,459	3,768,401
Office buildings	2,949,699	94,310	387,543	3,242,932
Corporate and other equipment	10,392	—	—	10,392
Total completed rental properties	7,183,448	195,325	2,820,111	9,808,234
Projects under construction				
Residential	56,496	988	95,404	150,912
Commercial				
Retail centers	595,011	—	—	595,011
Office buildings	15,077	—	—	15,077
Arena	591,227	370,600	—	220,627
Total projects under construction	1,257,811	371,588	95,404	981,627
Projects under development				
Residential	776,817	170,423	17,693	624,087
Commercial				
Retail centers	39,495	408	18,426	57,513
Office buildings	254,856	25,738	4,972	234,090
Total projects under development	1,071,168	196,569	41,091	915,690
Total projects under construction and development	2,328,979	568,157	136,495	1,897,317
Land held for development and sale	77,298	7,451	24,851	94,698
Total Real Estate	9,589,725	770,933	2,981,457	11,800,249
Less accumulated depreciation	(1,526,503)	(46,085)	(557,613)	(2,038,031)
Real Estate, net	8,063,222	724,848	2,423,844	9,762,218
Cash and equivalents	217,486	9,324	60,689	268,851
Restricted cash and escrowed funds	542,566	98,001	109,282	553,847
Notes and accounts receivable, net	406,244	19,542	36,684	423,386
Investments in and advances to unconsolidated entities	609,079	(160,470)	(542,772)	226,777
Lease and mortgage procurement costs, net	273,995	8,760	58,512	323,747
Prepaid expenses and other deferred costs, net	227,354	34,626	20,708	213,436
Intangible assets, net	107,192	3	11,076	118,265
Land held for divestiture	57,145	14,141	45,257	88,261
Total Assets	$ 10,504,283	$ 748,775	$ 2,223,280	$ 11,978,788

Consolidated Balance Sheet Information – January 31, 2012 (Unaudited)

	Full Consolidation (GAAP)	Less Noncontrolling Interest	Plus Unconsolidated Investments at Pro-Rata	Pro-Rata Consolidation (Non-GAAP)
		(in thousands)		
Liabilities and Equity				
Liabilities				
Mortgage debt and notes payable, nonrecourse				
Completed rental properties				
Residential	$ 1,008,576	$ 18,844	$ 949,015	$ 1,938,747
Commercial				
Retail centers	1,735,148	67,371	971,035	2,638,812
Office buildings	2,064,588	73,056	301,910	2,293,442
Total completed rental properties	4,808,312	159,271	2,221,960	6,871,001
Projects under construction				
Residential	6,596	—	56,737	63,333
Commercial				
Retail centers	331,308	—	—	331,308
Office buildings	—	—	—	—
Arena	206,253	127,685	—	78,568
Total projects under construction	544,157	127,685	56,737	473,209
Projects under development				
Residential	272,195	66,027	—	206,168
Commercial				
Retail centers	—	—	—	—
Office buildings	—	—	2,887	2,887
Total projects under development	272,195	66,027	2,887	209,055
Total projects under construction and development	816,352	193,712	59,624	682,264
Land held for development and sale	15,775	1,578	12,655	26,852
Total Mortgage debt and notes payable, nonrecourse	5,640,439	354,561	2,294,239	7,580,117
Bank revolving credit facility	—	—	—	—
Senior and subordinated debt	1,038,529	—	—	1,038,529
Construction payables	202,395	61,564	18,564	159,395
Operating accounts payable and accrued expenses	621,582	27,798	161,323	755,107
Accrued derivative liability	174,020	—	19,033	193,053
Deferred profit on NY retail joint venture transaction	114,465	—	—	114,465
Total Accounts payable, accrued expenses and other liabilities	1,112,462	89,362	198,920	1,222,020
Cash distributions and losses in excess of investments in unconsolidated entities	279,708	(24,803)	(282,105)	22,406
Deferred income taxes	433,040	—	—	433,040
Mortgage debt and notes payable, nonrecourse on land held for divestiture	19,084	1,721	12,226	29,589
Total Liabilities	8,523,262	420,841	2,223,280	10,325,701
Redeemable Noncontrolling Interest	229,149	229,149	—	—
Equity				
Shareholders' Equity				
Shareholders' equity before accumulated other comprehensive loss	1,587,526	—	—	1,587,526
Accumulated other comprehensive loss	(120,460)	—	—	(120,460)
Total Shareholders' Equity	1,467,066	—	—	1,467,066
Noncontrolling interest	284,806	98,785	—	186,021
Total Equity	1,751,872	98,785	—	1,653,087
Total Liabilities and Equity	$ 10,504,283	$ 748,775	$ 2,223,280	$ 11,978,788

Consolidated Earnings Information – Three Months Ended January 31, 2013 (Unaudited)

	Full Consolidation (GAAP)	Less Noncontrolling Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation (Non-GAAP)
			(in thousands)		
Revenues from real estate operations	$ 305,938	$ 29,292	$ 102,960	$ 2,871	$ 382,477
Expenses					
Operating expenses	215,510	19,125	49,646	1,634	247,665
Depreciation and amortization	70,000	4,157	19,842	448	86,133
Net (gain) loss on land held for divestiture activity	(12,131)	4,588	(1,393)	—	(18,112)
	273,379	27,870	68,095	2,082	315,686
Interest expense	(84,594)	(7,077)	(26,493)	(833)	(104,843)
Amortization of mortgage procurement costs	(3,128)	(223)	(740)	(7)	(3,652)
Gain (loss) on extinguishment of debt	(192)	—	818	(272)	354
Interest and other income	11,157	(708)	252	2	12,119
Net gain on disposition of full or partial interests in rental properties	—	—	34,959	72,722	107,681
Earnings (loss) before income taxes	(44,198)	(6,586)	43,661	72,401	78,450
Income tax expense (benefit)					
Current	(11,551)	—	—	40,026	28,475
Deferred	17,020	—	—	(6,697)	10,323
	5,469	—	—	33,329	38,798
Equity in earnings (loss) of unconsolidated entities	61,171	87	(42,268)	—	18,816
Net gain on land held for divestiture activity of unconsolidated entities	1,393	—	(1,393)	—	—
	62,564	87	(43,661)	—	18,816
Earnings (loss) from continuing operations	12,897	(6,499)	—	39,072	58,468
Discontinued operations, net of tax:					
Operating loss from rental properties	(136)	60	—	196	—
Gain on disposition of rental properties	39,268	—	—	(39,268)	—
	39,132	60	—	(39,072)	—
Net earnings (loss)	52,029	(6,439)	—	—	58,468
Noncontrolling interests					
Loss from continuing operations attributable to noncontrolling interests	6,499	6,499	—	—	—
Earnings from discontinued operations attributable to noncontrolling interests	(60)	(60)	—	—	—
	6,439	6,439	—	—	—
Net earnings attributable to Forest City Enterprises, Inc.	$ 58,468	$ —	$ —	$ —	$ 58,468
Preferred dividends and inducements of preferred stock conversion	(6,698)	—	—	—	(6,698)
Net earnings attributable to Forest City Enterprises, Inc. common shareholders	$ 51,770	$ —	$ —	$ —	$ 51,770

Consolidated Earnings Information – Year Ended January 31, 2013 (Unaudited)

	Full Consolidation (GAAP)	Less Noncontrolling Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation (Non-GAAP)
			(in thousands)		
Revenues from real estate operations	$ 1,134,687	$ 73,486	$ 397,613	$ 26,474	$ 1,485,288
Expenses					
Operating expenses	732,275	51,481	180,661	12,149	873,604
Depreciation and amortization	229,661	8,852	77,834	6,159	304,802
Impairment of real estate	30,660	—	390	4,254	35,304
Net (gain) loss on land held for divestiture activity	(6,480)	834	40,777	—	33,463
	986,116	61,167	299,662	22,562	1,247,173
Interest expense	(269,229)	(16,485)	(102,723)	(7,251)	(362,718)
Amortization of mortgage procurement costs	(12,112)	(526)	(3,163)	(243)	(14,992)
Gain (loss) on extinguishment of debt	7,096	(603)	(495)	(464)	6,740
Interest and other income	45,915	740	2,438	20	47,633
Net gain on disposition of full or partial interests in rental properties	—	—	51,066	99,935	151,001
Earnings (loss) before income taxes	(79,759)	(4,555)	45,074	95,909	65,779
Income tax expense (benefit)					
Current	(58,794)	—	—	61,950	3,156
Deferred	47,590	—	—	(18,118)	29,472
	(11,204)	—	—	43,832	32,628
Net gain on change in control of interests	6,766	2,702	—	—	4,064
Equity in earnings (loss) of unconsolidated entities, including impairment	85,408	347	(85,851)	—	(790)
Net loss on land held for divestiture activity of unconsolidated entities	(40,777)	—	40,777	—	—
	44,631	347	(45,074)	—	(790)
Earnings (loss) from continuing operations	(17,158)	(1,506)	—	52,077	36,425
Discontinued operations, net of tax:					
Operating earnings from rental properties	527	387	—	(140)	—
Impairment of real estate	(2,604)	—	—	2,604	—
Gain on disposition of rental properties	55,506	965	—	(54,541)	—
	53,429	1,352	—	(52,077)	—
Net earnings (loss)	36,271	(154)	—	—	36,425
Noncontrolling interests					
Loss from continuing operations attributable to noncontrolling interests	1,506	1,506	—	—	—
Earnings from discontinued operations attributable to noncontrolling interests	(1,352)	(1,352)	—	—	—
	154	154	—	—	—
Net earnings attributable to Forest City Enterprises, Inc.	$ 36,425	$ —	$ —	$ —	$ 36,425
Preferred dividends and inducements of preferred stock conversion	(32,129)	—	—	—	(32,129)
Net earnings attributable to Forest City Enterprises, Inc. common shareholders	$ 4,296	$ —	$ —	$ —	$ 4,296

Consolidated Earnings Information – Three Months Ended January 31, 2012 (Unaudited)

	Full Consolidation (GAAP)	Less Noncontrolling Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation (Non-GAAP)
			(in thousands)		
Revenues from real estate operations	$ 271,774	$ 17,567	$ 106,313	$ 11,848	$ 372,368
Expenses					
Operating expenses	187,846	13,551	49,895	6,360	230,550
Depreciation and amortization	51,240	714	20,131	2,832	73,489
Impairment of real estate	—	—	1,095	—	1,095
Net loss on land held for divestiture activity	113,804	243	39,802	—	153,363
	352,890	14,508	110,923	9,192	458,497
Interest expense	(61,305)	(2,788)	(26,457)	(2,894)	(87,868)
Amortization of mortgage procurement costs	(2,596)	(86)	(858)	(203)	(3,571)
Gain on extinguishment of debt	256	134	114	—	236
Interest and other income	9,996	458	342	4	9,884
Net gain on disposition of full or partial interests in rental properties	2,255	—	—	11,859	14,114
Earnings (loss) before income taxes	(132,510)	777	(31,469)	11,422	(153,334)
Income tax expense (benefit)					
Current	(11,192)	—	—	8,846	(2,346)
Deferred	(53,078)	—	—	(4,044)	(57,122)
	(64,270)	—	—	4,802	(59,468)
Equity in loss of unconsolidated entities, including impairments	(3,600)	(413)	(8,333)	—	(11,520)
Net loss on land held for divestiture activity of unconsolidated entities	(39,802)	—	39,802	—	—
	(43,402)	(413)	31,469	—	(11,520)
Earnings (loss) from continuing operations	(111,642)	364	—	6,620	(105,386)
Discontinued operations, net of tax:					
Operating loss from rental properties	(917)	(542)	—	375	—
Impairment of real estate	(6,279)	—	—	6,279	—
Gain on disposition of rental properties	13,274	—	—	(13,274)	—
	6,078	(542)	—	(6,620)	—
Net loss	(105,564)	(178)	—	—	(105,386)
Noncontrolling interests					
Earnings from continuing operations attributable to noncontrolling interests	(364)	(364)	—	—	—
Loss from discontinued operations attributable to noncontrolling interests	542	542	—	—	—
	178	178	—	—	—
Net loss attributable to Forest City Enterprises, Inc.	$ (105,386)	$ —	$ —	$ —	$ (105,386)
Preferred dividends	(3,850)	—	—	—	(3,850)
Net loss attributable to Forest City Enterprises, Inc. common shareholders	$ (109,236)	$ —	$ —	$ —	$ (109,236)

Consolidated Earnings Information – Year Ended January 31, 2012 (Unaudited)

	Full Consolidation (GAAP)	Less Noncontrolling Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation (Non-GAAP)
			(in thousands)		
Revenues from real estate operations	$ 1,051,618	$ 55,285	$ 385,521	$ 60,709	$ 1,442,563
Expenses					
Operating expenses	654,346	38,433	179,242	32,326	827,481
Depreciation and amortization	208,801	4,973	67,855	13,268	284,951
Impairment of real estate	235	—	40,284	13,692	54,211
Net loss on land held for divestiture activity	115,654	243	41,902	—	157,313
	979,036	43,649	329,283	59,286	1,323,956
Interest expense	(249,799)	(11,713)	(100,958)	(13,085)	(352,129)
Amortization of mortgage procurement costs	(11,317)	(509)	(3,015)	(847)	(14,670)
Gain (loss) on extinguishment of debt	9,590	1,641	(366)	—	7,583
Interest and other income	52,094	1,370	989	22	51,735
Net gain on disposition of full or partial interests in rental properties	17,665	—	12,567	51,796	82,028
Earnings (loss) before income taxes	(109,185)	2,425	(34,545)	39,309	(106,846)
Income tax expense (benefit)					
Current	(9,916)	—	—	11,755	1,839
Deferred	(53,770)	—	—	5,262	(48,508)
	(63,686)	—	—	17,017	(46,669)
Equity in loss of unconsolidated entities, including impairment	(19,137)	(185)	(7,357)	—	(26,309)
Net loss on land held for divestiture activity of unconsolidated entities	(41,902)	—	41,902	—	—
	(61,039)	(185)	34,545	—	(26,309)
Earnings (loss) from continuing operations	(106,538)	2,240	—	22,292	(86,486)
Discontinued operations, net of tax:					
Operating earnings from rental properties	2,551	1,920	—	(631)	—
Impairment of real estate	(8,382)	—	—	8,382	—
Gain on disposition of rental properties	111,801	81,758	—	(30,043)	—
	105,970	83,678	—	(22,292)	—
Net earnings (loss)	(568)	85,918	—	—	(86,486)
Noncontrolling interests					
Earnings from continuing operations attributable to noncontrolling interests	(2,240)	(2,240)	—	—	—
Earnings from discontinued operations attributable to noncontrolling interests	(83,678)	(83,678)	—	—	—
	(85,918)	(85,918)	—	—	—
Net loss attributable to Forest City Enterprises, Inc.	$ (86,486)	$ —	$ —	$ —	$ (86,486)
Preferred dividends	(15,400)	—	—	—	(15,400)
Net loss attributable to Forest City Enterprises, Inc. common shareholders	$ (101,886)	$ —	$ —	$ —	$ (101,886)

Net Asset Value Components – January 31, 2013

The "Net Asset Value Components" schedule below represents components of our business relevant to calculate Net Asset Value ("NAV"), a non-GAAP measure. There is no directly comparable GAAP financial measure to NAV. We consider NAV to be a useful supplemental measure which assists both management and investors to estimate the fair value of our Company. The calculation of the net asset value involves significant estimates and can be calculated using various methods. Each individual investor must determine the specific methodology, assumptions and estimates to use to arrive at an estimated NAV of the Company.

The components of NAV do not consider the potential changes in rental and fee income streams, or development platform. The components include non-GAAP financial measures, such as NOI and information related to our rental properties business prepared using the pro-rata consolidation method. Although these measures are not presented in accordance with GAAP, investors can use these non-GAAP measures as supplementary information to evaluate our business. The non-GAAP measures presented are not intended to be performance measures that should be regarded as alternatives to, or more meaningful than, our GAAP measures.

Net Asset Value Components - January 31, 2013					
Completed Rental Properties ("CRP")					
(Dollars in millions at pro-rata)	**Q4 2012 NOI [1]**	**Net Stabilized Adjustments [2]**	**Stabilized NOI**	**Annualized Stabilized NOI [3]**	**Nonrecourse Debt [4]**
Commercial Real Estate	**A**	**B**	**=A+B**		
Retail					
Regional Malls	$ 43.2	$ (0.8)	$ 42.4	$ 169.6	$ (2,149.7)
Specialty Retail Centers	14.4	1.8	16.2	64.8	(615.7)
Subtotal Retail	$ 57.6	$ 1.0	$ 58.6	$ 234.4	$ (2,765.4)
Office					
Life Science Office	$ 11.0	$ 1.7	$ 12.7	$ 50.8	$ (390.5)
New York Office	33.8	—	33.8	135.2	(1,406.6)
Central Business District	7.7	(1.1)	6.6	26.4	(132.0)
Suburban/Other Office	3.8	—	3.8	15.2	(161.7)
Subtotal Office	$ 56.3	$ 0.6	$ 56.9	$ 227.6	$ (2,090.8)
Hotels	$ 2.0	$ 0.7	$ 2.7	$ 11.0	$ (67.0)
Arena	$ 4.5	$ 5.1	$ 9.6	$ 38.5	$ (138.6)
Residential Real Estate					
Apartments	$ 37.1	$ 2.0	$ 39.1	$ 156.4	$ (1,687.6)
Subsidized Senior Housing [5]	$ 3.1	$ 1.0	$ 4.1	$ 16.4	$ (118.5)
Military Housing	$ 7.4	$ (3.6)	$ 3.8	$ 15.0	$ (54.1)
Subtotal Rental Properties	$ 168.0	$ 6.8	$ 174.8	$ 699.3	$ (6,922.0)
Other	(18.2)	10.7	(7.5)	(30.0)	—
Total Rental Properties	$ 149.8	$ 17.5	$ 167.3	$ 669.3	$ (6,922.0)
Development Pipeline Debt Adjustment [6]	—	—	—	—	472.0
Adjusted Total Rental Properties	$ 149.8	$ 17.5	$ 167.3	$ 669.3	$ (6,450.0)
Development Pipeline					
				Book Value [4]	
Westchester's Ridge Hill *(Adjusted for amounts included in CRP)* [6]				$ 898.4	$ (472.0)
Projects under construction				$ 185.3	$ (164.0)
Adjusted projects under construction				$ 1,083.7	$ (636.0)
Projects under development				$ 953.2	$ (192.3)
Land held for development and sale				$ 58.8	$ (8.4)
Other Tangible Assets					
Cash and equivalents				$ 364.9	
Restricted cash and escrowed funds				$ 446.1	
Notes and accounts receivable, net [7]				$ 428.5	
Net investments and advances to unconsolidated entities				$ 218.9	
Prepaid expenses and other deferred costs, net				$ 231.7	
Land held for divestiture				$ 10.5	$ (11.0)
Recourse Debt and Other Liabilities					
Bank revolving credit facility				$ —	
Senior and subordinated debt				$ (1,033.0)	
Less: convertible debt				$ 599.5	
Construction payables				$ (119.4)	
Operating accounts payable and accrued expenses [8]				$ (769.2)	
Weighted Average Shares Outstanding - Diluted					
Number of shares for the three months ended January 31, 2013 (In millions)				222.8	

Net Asset Value Components – January 31, 2013 (continued)

(1) Pro-rata Q4 2012 NOI is reconciled to NOI at full consolidation by Product Group for the three months ended January 31, 2013 in the Supplemental Operating Information section of this supplemental package.

(2) The net stabilized adjustments column represents net adjustments required to arrive at an annualized stabilized NOI for those properties currently in initial lease up periods, net of the removal of partial period NOI for recently sold properties. For those properties currently in initial lease up periods we have included stabilization adjustments as follows:

a) NOI for *8 Spruce Street*, *Botanica Eastbridge* (Apartments) and *The Yards - Boilermaker Shops* (Specialty Retail Centers) is reflected at 5% of the pro-rata cost disclosed in our Development Pipeline disclosure. This assumption does not reflect Forest City's anticipated NOI, but rather is used in order to establish a hypothetical basis for valuation of leased up properties. See note 6, which describes the treatment of *Westchester's Ridge Hill.*

b) Annual NOI for the *Barclays Center* Arena is expected to stabilize at approximately $70 million at full consolidation in the 2016 calendar year. Based on the partnership agreement, we expect to receive 55% of the NOI allocation until certain member loans are repaid. Therefore, we have included a stabilization adjustment to the Q4 2012 NOI to arrive at an annual stabilized NOI of $38.5 million.

In addition, we include stabilization adjustments from quarterly NOI as follows:

c) Participation payments of $1.7 million have been excluded from the life science office NOI.

d) Due to the fluctuation of NOI as a result of distribution restrictions from our subsidized senior housing properties, we have included a stabilization adjustment to the Q4 2012 NOI to arrive at a stabilized NOI generated for the year ended January 31, 2013.

e) Due to the seasonality of conventions at our hotels, we have included a stabilization adjustment to the Q4 2012 NOI to arrive at the NOI generated for the year ended January 31, 2013.

f) At the conclusion of the initial development period at each of our military housing communities, we estimate the ongoing property management fees, net of operating expenses, to be $15.0 million.

g) Other excludes write-offs of abandoned development projects of $12.8 million, tax credit income of $5.6 million and certain non-recurring development and operating overhead.

The net stabilized adjustments are not comparable to any GAAP measure and therefore do not have a reconciliation to the nearest comparable GAAP measure.

(3) Pro-rata annualized stabilized NOI is calculated by taking the Q4 2012 stabilized NOI times a multiple of four.

(4) Amounts are derived from the respective pro-rata balance sheet line item as of January 31, 2013 and are reconciled to their GAAP equivalents in the Selected Financial Information section of this supplemental package.

(5) Represents limited-distribution subsidized senior housing properties.

(6) *Westchester's Ridge Hill* has their assets shown in the Development Pipeline section of this model. *Westchester's Ridge Hill*, as of January 31, 2013, had $898.4 million costs incurred at pro-rata consolidation and $472.0 million of nonrecourse mortgage debt at pro-rata consolidation which were transferred to CRP. In order to account for this property during initial lease up, we have made the following adjustments:

a) All costs and associated debt for *Westchester's Ridge Hill* for purposes exclusive to this disclosure were reclassed to "Adjusted Projects Under Construction" in the Development Pipeline section of this schedule. Accordingly, all NOI, through the net stabilized adjustments column for the Regional Malls product type, and debt have been removed from the CRP section of the NAV schedule.

(7) Includes $164.1 million of straight-line rent receivable (net of $15.8 million of allowance for doubtful accounts).

(8) Includes $37.8 million of straight-line rent payable.

Occupancy Data - January 31, 2013 and 2012

Retail and office occupancy is based on square feet leased at the end of the fiscal quarter. Average Occupancy Year-to-Date for retail and office is calculated by dividing the sum of leased square feet at the beginning and end of the period by two. Retail occupancy excludes leases with original terms of one year or less. Residential occupancy represents total units occupied divided by total units available. Average Occupancy for residential is calculated by dividing gross potential rent less vacancy by gross potential rent.

Our occupancy percentages by each of our major product lines is as follows:

	Occupancy As of January 31, 2013	Average Occupancy Year-to-Date January 31, 2013	Occupancy As of January 31, 2012	Average Occupancy Year-to-Date January 31, 2012
Retail				
Comparable	**91.3%**	**91.4%**	91.4%	91.7%
Total	**89.1%**	**89.1%**	89.0%	90.0%
Office				
Comparable	**89.5%**	**90.1%**	90.7%	90.1%
Total	**88.2%**	**88.6%**	89.1%	88.4%
Residential [(1)]				
Comparable	**93.4%**	**94.7%**	93.6%	94.5%
Total	**92.5%**	**94.3%**	92.1%	92.4%

The graph below provides comparable occupancy as reported in previous quarters. These amounts may differ from above because the properties that qualify as comparable change from period to period.


Comparable Occupancy Recap of Quarterly Supplemental Packages (2)
95.0%
93.0%
91.0%
89.0%
87.0%
90.9%
91.0%
94.7%
91.1%
91.5%
94.9%
91.6%
91.4%
94.8%
91.6%
90.4%
94.7%
91.3%
89.5%
94.7%
January 31, 2012
April 30, 2012
July 31, 2012
October 31, 2012
January 31, 2013
Retail
Office
Residential

(1) Excludes military and limited-distribution subsidized senior housing units.

(2) Represents Comparable Occupancy for Retail and Office as of the applicable date and Comparable Average Occupancy Year-to-Date for Residential.

Retail Sales Data

The following graphs provide current and historical retail sales for small shop inline tenants at our regional malls. We believe this data allows investors to better understand the productivity of our small shop inline tenants.

The graph below represents regional mall sales for tenants that were open and operating for the duration of each rolling 12-month period presented. Those tenants that have begun and/or ceased operations in the rolling 12-month periods shown are not included.


FCE Regional Mall Sales per Square Foot (1)
Rolling 12-month basis for the periods presented
$460
$440
$420
$400
$380
$443
$456
$461
$465
$470
January 31, 2012
April 30, 2012
July 31, 2012
October 31, 2012
January 31, 2013

The graph below represents percentage of tenant sales growth in our comparable regional malls for all comparable tenants. Comparable tenants are those that were open and operating in both the current period and corresponding prior period presented. The tenants included in the graph below may not be the same as those included in the graph above.


Year-to-Date Comparable FCE Regional Mall Sales Growth (1)
Growth over same period in prior year
8.0%
6.0%
4.0%
2.0%
0.0%
6.5%
7.5%
5.9%
5.2%
4.0%
Fiscal Yr 2011
Q1 2012 YTD
Q2 2012 YTD
Q3 2012 YTD
Fiscal Yr 2012

(1) All sales data is derived from schedules provided by our tenants and is not subject to the same internal control and verification procedures that are applied to the other data supplied in the Company's supplemental package. In addition, the data is presented on a one-month lag to be consistent with the calendar year end of our tenants.

Leasing Summary

Retail Centers

The following tables represent those new leases and gross leasable area ("GLA") signed on the same space in which there was a former tenant and existing tenant renewals.

Regional Malls

Quarter	Number of Leases Signed	GLA Signed	Contractual Rent Per Square Foot (1)(2)	Prior Rent Per Square Foot (1)(2)	Cash Basis % Change over Prior Rent
1st Quarter 2012	38	88,993	$ 58.67	$ 53.37	9.9%
2nd Quarter 2012	28	81,774	$ 53.36	$ 48.96	9.0%
3rd Quarter 2012	37	128,204	$ 43.67	$ 38.48	13.5%
4th Quarter 2012	23	63,551	$ 50.64	$ 44.93	12.7%
Total	126	362,522	$ 50.76	$ 45.62	11.3%

Specialty Retail Centers

Quarter	Number of Leases Signed	GLA Signed	Contractual Rent Per Square Foot (1)(2)	Prior Rent Per Square Foot (1)(2)	Cash Basis % Change over Prior Rent
1st Quarter 2012	7	29,117	$ 41.95	$ 41.56	0.9 %
2nd Quarter 2012	8	35,234	$ 21.40	$ 21.77	(1.7)%
3rd Quarter 2012	5	37,129	$ 28.38	$ 28.70	(1.1)%
4th Quarter 2012	4	7,281	$ 41.78	$ 44.37	(5.8)%
Total	24	108,761	$ 30.65	$ 30.95	(1.0)%

Office Buildings

The following table represents all new leases signed compared with terms of all expired leases in our office portfolio over the past 12 months. Changes in rent per square foot between all new and all expired leases are influenced by various factors, including but not limited to non-comparable markets, non-comparable buildings and space within those buildings being compared. Depending on the mix of new and expired leases, the percentage change in rent per square foot will vary accordingly.

Office Buildings

	Number of Leases Signed	Number of Leases Expired	GLA Signed	GLA Expired	Contractual Rent Per Square Foot (1)(2)	Expiring Rent Per Square Foot (1)(2)	Cash Basis % Change over Prior Rent
1st Quarter 2012	38	29	340,382	314,172	$ 27.40	$ 29.32	(6.5)%
2nd Quarter 2012	28	20	132,835	96,046	$ 20.13	$ 18.66	7.9 %
3rd Quarter 2012	30	35	195,197	195,523	$ 38.45	$ 38.83	(1.0)%
4th Quarter 2012	17	27	76,889	124,062	$ 24.57	$ 23.97	2.5 %
Total	113	111	745,303	729,803	$ 28.71	$ 29.55	(2.8)%

Office Buildings by Product in Core and Non-Core Markets

	Number of Leases Signed	Number of Leases Expired	GLA Signed	GLA Expired	Contractual Rent Per Square Foot (1)(2)	Expiring Rent Per Square Foot (1)(2)	Cash Basis % Change over Prior Rent
Products:							
Life Science Office	15	12	117,494	116,859	$ 45.30	$ 50.19	(9.7)%
Other Office	53	44	352,380	299,726	$ 30.90	$ 33.38	(7.4)%
Total Office in Core Markets	68	56	469,874	416,585	$ 34.50	$ 38.10	(9.4)%
Office in Non-Core Markets	45	55	275,429	313,218	$ 18.82	$ 18.19	3.5 %
Total	113	111	745,303	729,803	$ 28.71	$ 29.55	(2.8)%

(1) Retail and Office contractual rent per square foot includes base rent and fixed additional charges for common area maintenance. Retail contractual rent per square foot also includes fixed additional marketing/promotional charges.

(2) For all new leases, contractual rent per square foot is the new base rate as of rental commencement. For all expiring leases, contractual rent per square foot is the base rate at the time of expiration, plus any applicable escalations.

Apartment Communities

The following tables present leasing information of our Apartment Communities for the various periods presented.

Quarterly Comparison		Monthly Average Residential Rental Rates [2]			Average Residential Occupancy		
	Leasable Units at	Three Months Ended January 31,			Quarter-to-Date January 31,		
Comparable Apartment Communities [1]	Pro-Rata %	2013	2012	% Change	2013	2012	% Change
Core Markets	7,709	$ 1,667	$ 1,584	5.2%	95.0%	94.2%	0.8%
Non-Core Markets	9,458	$ 971	$ 947	2.5%	93.8%	92.7%	1.1%
Total Comparable Apartments	17,167	$ 1,290	$ 1,239	4.1%	94.5%	93.6%	0.9%

Year-to-Date Comparison		Monthly Average Residential Rental Rates [2]			Average Residential Occupancy		
	Leasable Units at	Years Ended January 31,			Year-to-Date January 31,		
Comparable Apartment Communities [1]	Pro-Rata %	2013	2012	% Change	2013	2012	% Change
Core Markets	7,548	$ 1,597	$ 1,516	5.3%	95.3%	95.0%	0.3%
Non-Core Markets	9,136	$ 856	$ 826	3.6%	93.6%	93.8%	(0.2)%
Total Comparable Apartments	16,684	$ 1,198	$ 1,144	4.7%	94.7%	94.5%	0.2%

Sequential Quarter Comparison		Monthly Average Residential Rental Rates [2]			Average Residential Occupancy		
	Leasable	Three Months Ended			Quarter-to-Date		
	Units	January 31,	October 31,		January 31,	October 31,	
Comparable Apartment Communities [1]	Pro-Rata %	2013	2012 [3]	% Change	2013	2012 [3]	% Change
Core Markets	7,879	$ 1,680	$ 1,659	1.3%	95.1%	95.2%	(0.1)%
Non-Core Markets	9,458	$ 971	$ 955	1.7%	93.8%	94.1%	(0.3)%
Total Comparable Apartments	17,337	$ 1,299	$ 1,281	1.4%	94.6%	94.8%	(0.2)%

(1) Includes apartment communities completely opened and operated in the periods presented. These apartment communities include units leased at affordable apartment rates which provide a discount from average market rental rates. For the three months ended January 31, 2013, 20.0% of leasable units in core markets and 4.6% of leasable units in non-core markets were affordable housing units. Excludes all military and limited-distribution subsidized senior housing units.

(2) Represents gross potential rent less concessions.

(3) These amounts may differ from data as reported in the previous quarter because the properties that qualify as comparable change from period to period.

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Comparable NOI is defined as NOI from properties opened and operated in the three months and years ended January 31, 2013 and 2012. The schedules below present Pro-Rata Comparable NOI for the three months and years ended January 31, 2013 and 2012.

Comparable Net Operating Income (% change over same period prior year)

	Three Months Ended January 31, 2013	Year Ended January 31, 2013
Retail	**2.8%**	**2.1%**
Office	**1.2%**	**2.1%**
Residential	**6.4%**	**7.3%**
Total	**3.0%**	**3.2%**

The tables below provide the percentage change of Comparable NOI as reported in previous quarters. GAAP reconciliations for previous quarters can be found in prior supplemental packages furnished with the Securities and Exchange Commission and available on our website at www.forestcity.net.

Quarterly Historical Trends

	Three Months Ended				
	January 31, 2013	**October 31, 2012**	**July 31, 2012**	**April 30, 2012**	**January 31, 2012**
Retail	**2.8%**	0.5%	1.3%	3.0%	4.7%
Office	**1.2%**	0.6%	5.4%	3.2%	0.5%
Residential	**6.4%**	6.0%	10.3%	11.0%	11.9%
Total	**3.0%**	1.8%	5.0%	4.8%	4.6%

Annual Historical Trends

	Years Ended		
	January 31, 2013	**January 31, 2012**	**January 31, 2011**
Retail	2.1%	2.6 %	2.2%
Office	2.1%	(2.6)%	2.1%
Residential	7.3%	7.3 %	4.3%
Total	3.2%	1.4 %	2.5%

Net Operating Income *(in thousands)*

	Three Months Ended January 31, 2013				Three Months Ended January 31, 2012				% Change	
	Full Consolidation (GAAP)	Less Noncontrolling Interest	Plus Discontinued Operations	Pro-Rata Consolidation (Non-GAAP)	Full Consolidation (GAAP)	Less Noncontrolling Interest	Plus Discontinued Operations	Pro-Rata Consolidation (Non-GAAP)	Full Consolidation (GAAP)	Pro-Rata Consolidation (Non-GAAP)
Commercial Group										
Retail										
Comparable	$ 58,991	$ 1,752	$ —	$ 57,239	$ 57,443	$ 1,788	$ —	$ 55,655	2.7%	2.8%
Total	59,602	1,972	—	57,630	56,616	1,859	2,103	56,860		
Office Buildings										
Comparable	59,929	2,201	—	57,728	58,779	1,733	—	57,046	2.0%	1.2%
Total	57,373	2,225	1,130	56,278	60,721	2,369	1,451	59,803		
Hotels	1,966	—	—	1,966	1,979	—	(15)	1,964		
Land Sales	—	—	—	—	690	—	—	690		
Other [(1)]	(18,496)	(69)	—	(18,427)	(4,061)	—	525	(3,536)		
Total Commercial Group										
Comparable	118,920	3,953	—	114,967	116,222	3,521	—	112,701	2.3%	2.0%
Total	100,445	4,128	1,130	97,447	115,945	4,228	4,064	115,781		
Arena	8,271	3,784	—	4,487	(4,091)	(1,715)	—	(2,376)		
Residential Group										
Apartments										
Comparable	35,536	751	—	34,785	33,360	662	—	32,698	6.5%	6.4%
Total	38,017	1,104	161	37,074	33,618	558	1,423	34,483		
Subsidized Senior Housing	3,158	95	—	3,063	2,120	(416)	—	2,536		
Military Housing	7,936	492	—	7,444	9,521	585	—	8,936		
Other [(1)]	(796)	(1,030)	—	234	(1,282)	114	—	(1,396)		
Total Residential Group										
Comparable	35,536	751	—	34,785	33,360	662	—	32,698	6.5%	6.4%
Total	48,315	661	161	47,815	43,977	841	1,423	44,559		
Total Rental Properties										
Comparable	154,456	4,704	—	149,752	149,582	4,183	—	145,399	3.3%	3.0%
Total	157,031	8,573	1,291	149,749	155,831	3,354	5,487	157,964		
Land Development Group	6,916	973	—	5,943	6,071	707	—	5,364		
The Nets	18,035	—	—	18,035	(11,845)	—	—	(11,845)		
Corporate Activities	(12,554)	—	—	(12,554)	(16,385)	—	—	(16,385)		
Grand Total	$ 169,428	$ 9,546	$ 1,291	$ 161,173	$ 133,672	$ 4,061	$ 5,487	$ 135,098		

(1) Includes write-offs of abandoned development projects, non-capitalizable development costs and unallocated management and service company overhead, net of tax credit income.

Net Operating Income *(in thousands)*

	Year Ended January 31, 2013				Year Ended January 31, 2012				% Change	
	Full Consolidation (GAAP)	Less Noncontrolling Interest	Plus Discontinued Operations	Pro-Rata Consolidation (Non-GAAP)	Full Consolidation (GAAP)	Less Noncontrolling Interest	Plus Discontinued Operations	Pro-Rata Consolidation (Non-GAAP)	Full Consolidation (GAAP)	Pro-Rata Consolidation (Non-GAAP)
Commercial Group										
Retail										
Comparable	$ 231,901	$ 6,809	$ —	$ 225,092	$ 227,382	$ 6,852	$ —	$ 220,530	2.0%	2.1%
Total	240,552	7,617	3,021	235,956	238,112	9,179	7,801	236,734		
Office Buildings										
Comparable	245,086	8,286	—	236,800	238,415	6,424	—	231,991	2.8%	2.1%
Total	245,441	8,620	6,264	243,085	245,903	7,021	9,602	248,484		
Hotels	10,975	—	—	10,975	9,977	—	1,885	11,862		
Land Sales (1)	40,201	—	—	40,201	43,491	(782)	684	44,957		
Other (2)	(35,953)	(253)	822	(34,878)	(4,285)	1,959	2,070	(4,174)		
Total Commercial Group										
Comparable	476,987	15,095	—	461,892	465,797	13,276	—	452,521	2.4%	2.1%
Total	501,216	15,984	10,107	495,339	533,198	17,377	22,042	537,863		
Arena	(960)	277	—	(1,237)	(10,652)	(4,567)	—	(6,085)		
Residential Group										
Apartments										
Comparable	136,141	2,748	—	133,393	126,870	2,520	—	124,350	7.3%	7.3%
Total	148,237	3,554	4,103	148,786	128,845	2,354	5,481	131,972		
Subsidized Senior Housing	18,740	354	—	18,386	14,531	(65)	—	14,596		
Military Housing	29,369	1,021	—	28,348	29,314	920	—	28,394		
Land Sales	—	—	—	—	204	16	—	188		
Other (2)	(6,372)	(614)	—	(5,758)	(3,788)	541	—	(4,329)		
Total Residential Group										
Comparable	136,141	2,748	—	133,393	126,870	2,520	—	124,350	7.3%	7.3%
Total	189,974	4,315	4,103	189,762	169,106	3,766	5,481	170,821		
Total Rental Properties										
Comparable	613,128	17,843	—	595,285	592,667	15,796	—	576,871	3.5%	3.2%
Total	690,230	20,576	14,210	683,864	691,652	16,576	27,523	702,599		
Land Development Group	17,271	2,516	—	14,755	11,298	1,461	—	9,837		
The Nets	(4,672)	—	—	(4,672)	(26,814)	—	—	(26,814)		
Corporate Activities	(53,944)	—	—	(53,944)	(53,837)	—	—	(53,837)		
Grand Total	$ 648,885	$ 23,092	$ 14,210	$ 640,003	$ 622,299	$ 18,037	$ 27,523	$ 631,785		

(1) Includes $36,484 and $42,622 of NOI generated from the casino land sale at full and pro-rata consolidation for the years ended January 31, 2013 and 2012, respectively.

(2) Includes write-offs of abandoned development projects, non-capitalizable development costs and unallocated management and service company overhead, net of tax credit income.

Net Operating Income by Product Type

Pro-Rata Consolidation (*dollars in thousands*)

Year Ended January 31, 2013


Hotels
$10,975
1.6%
Land
$18,472
2.6%
Military Housing
$28,348
4.0%
Retail
$235,956
33.5%
Apartments (1)
$167,172
23.8%
Office
$243,085
34.5%

NOI by Product Type	**$**	**704,008**
Casino Land Sale		36,484
Arena		(1,237)
The Nets		(4,672)
Corporate Activities		(53,944)
Other [2]		(40,636)
Grand Total NOI	**$**	**640,003**

Year Ended January 31, 2012


Hotels
$11,862
1.7%
Land
$12,360
1.8%
Military Housing
$28,394
4.2%
Apartments (1)
$146,568
21.4%
Retail
$236,734
34.6%
Office
$248,484
36.3%

NOI by Product Type	**$**	**684,402**
Casino Land Sale		42,622
Arena		(6,085)
The Nets		(26,814)
Corporate Activities		(53,837)
Other [2]		(8,503)
Grand Total NOI	**$**	**631,785**

(1) Includes limited-distribution subsidized senior housing.

(2) Includes write-offs of abandoned development projects, non-capitalizable development costs and unallocated management and service company overhead, net of tax credit income.

Net Operating Income by Core Market
Pro-Rata Consolidation (*dollars in thousands*)

Year Ended January 31, 2013


New York City
$200,508
29.7%
Greater Washington, D.C.(1)
$65,292
9.7%
Los Angeles
$64,805
9.6%
Boston
$43,266
6.4%
Greater San Francisco
$41,371
6.1%
Denver
$41,065
6.1%
Chicago
$29,023
4.3%
Philadelphia
$25,072
3.7%
Dallas
$4,385
0.6%
Non-Core Markets
$111,235
16.5%
Regional Malls(2)
$49,638
7.3%

NOI by Market	$	**675,660**
Casino Land Sale		36,484
Arena		(1,237)
Military Housing		28,348
The Nets		(4,672)
Corporate Activities		(53,944)
Other [3]		(40,636)
Grand Total NOI	$	**640,003**

Year Ended January 31, 2012


New York City
$202,881
30.9%
Greater Washington, D.C.(1)
$66,742
10.2%
Los Angeles
$61,440
9.4%
Boston
$40,903
6.2%
Greater San Francisco
$38,652
5.9%
Denver
$31,367
4.8%
Chicago
$22,882
3.5%
Philadelphia
$23,971
3.6%
Dallas
$3,834
0.6%
Non-Core Markets
$112,624
17.2%
Regional Malls(2)
$50,712
7.7%

NOI by Market	$	**656,008**
Casino Land Sale		42,622
Arena		(6,085)
Military Housing		28,394
The Nets		(26,814)
Corporate Activities		(53,837)
Other [3]		(8,503)
Grand Total NOI	$	**631,785**

(1) Includes Richmond, Virginia.
(2) Represents Regional Malls located in Non-Core Markets. Regional Malls located in Core Markets are included in their applicable Core Markets.
(3) Includes write-offs of abandoned development projects, non-capitalizable development costs and unallocated management and service company overhead, net of tax credit income.

Reconciliation of Net Operating Income (non-GAAP) to Net Earnings (Loss) (GAAP) *(in thousands)*

	Three Months Ended January 31, 2013					Three Months Ended January 31, 2012				
	Full Consolidation (GAAP)	Less Noncontrolling Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation (Non-GAAP)	Full Consolidation (GAAP)	Less Noncontrolling Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation (Non-GAAP)
Net operating income [1]	$ 169,428	$ 9,546	$ —	$ 1,291	$ 161,173	$ 133,672	$ 4,061	$ —	$ 5,487	$ 135,098
Interest expense	(84,594)	(7,077)	(26,493)	(833)	(104,843)	(61,305)	(2,788)	(26,457)	(2,894)	(87,868)
Interest expense of unconsolidated entities	(26,493)	—	26,493	—	—	(26,457)	—	26,457	—	—
Gain (loss) on extinguishment of debt	(192)	—	818	(272)	354	256	134	114	—	236
Gain on extinguishment of debt of unconsolidated entities	818	—	(818)	—	—	114	—	(114)	—	—
Equity in (earnings) loss of unconsolidated entities, including impairment	(62,564)	(87)	43,661	—	(18,816)	43,402	413	(31,469)	—	11,520
Net gain (loss) on land held for divestiture activity	12,131	(4,588)	1,393	—	18,112	(113,804)	(243)	(39,802)	—	(153,363)
Net gain (loss) on land held for divestiture activity of unconsolidated entities	1,393	—	(1,393)	—	—	(39,802)	—	39,802	—	—
Net gain on disposition of rental properties and partial interests in rental properties	—	—	34,959	72,722	107,681	2,255	—	—	11,859	14,114
Gain on disposition of unconsolidated entities	34,959	—	(34,959)	—	—	—	—	—	—	—
Impairment of consolidated and unconsolidated real estate	—	—	—	—	—	—	—	(1,095)	—	(1,095)
Impairment of unconsolidated real estate	—	—	—	—	—	(1,095)	—	1,095	—	—
Depreciation and amortization—Real Estate Groups (a)	(68,868)	(4,157)	(19,842)	(448)	(85,001)	(50,393)	(714)	(20,131)	(2,832)	(72,642)
Amortization of mortgage procurement costs—Real Estate Groups	(3,128)	(223)	(740)	(7)	(3,652)	(2,596)	(86)	(858)	(203)	(3,571)
Depreciation and amortization of unconsolidated entities	(20,582)	—	20,582	—	—	(20,989)	—	20,989	—	—
Straight-line rent adjustment	3,494	—	—	(52)	3,442	4,208	—	—	5	4,213
Preference payment	—	—	—	—	—	24	—	—	—	24
Earnings (loss) before income taxes	**(44,198)**	**(6,586)**	**43,661**	**72,401**	**78,450**	**(132,510)**	**777**	**(31,469)**	**11,422**	**(153,334)**
Income tax benefit (expense)	(5,469)	—	—	(33,329)	(38,798)	64,270	—	—	(4,802)	59,468
Equity in earnings (loss) of unconsolidated entities, including impairment of depreciable real estate	61,171	87	(42,268)	—	18,816	(3,600)	(413)	(8,333)	—	(11,520)
Net gain (loss) on land held for divestiture activity of unconsolidated entities	1,393	—	(1,393)	—	—	(39,802)	—	39,802	—	—
	62,564	87	(43,661)	—	18,816	(43,402)	(413)	31,469	—	(11,520)
Earnings (loss) from continuing operations	**12,897**	**(6,499)**	—	**39,072**	**58,468**	**(111,642)**	**364**	—	**6,620**	**(105,386)**
Discontinued operations, net of tax	39,132	60	—	(39,072)	—	6,078	(542)	—	(6,620)	—
Net earnings (loss)	**52,029**	**(6,439)**	—	—	**58,468**	**(105,564)**	**(178)**	—	—	**(105,386)**
Noncontrolling interests										
(Earnings) loss from continuing operations attributable to noncontrolling interests	6,499	6,499	—	—	—	(364)	(364)	—	—	—
(Earnings) loss from discontinued operations attributable to noncontrolling interests	(60)	(60)	—	—	—	542	542	—	—	—
	6,439	**6,439**	—	—	—	**178**	**178**	—	—	—
Net earnings (loss) attributable to Forest City Enterprises, Inc.	**$ 58,468**	**$ —**	**$ —**	**$ —**	**$ 58,468**	**$ (105,386)**	**$ —**	**$ —**	**$ —**	**$ (105,386)**
Preferred dividends and inducements of preferred stock conversion	(6,698)	—	—	—	(6,698)	(3,850)	—	—	—	(3,850)
Net earnings (loss) attributable to Forest City Enterprises, Inc. common shareholders	**$ 51,770**	**$ —**	**$ —**	**$ —**	**$ 51,770**	**$ (109,236)**	**$ —**	**$ —**	**$ —**	**$ (109,236)**
(a) Depreciation and amortization - Real Estate Groups	$ 68,868	$ 4,157	$ 19,842	$ 448	$ 85,001	$ 50,393	$ 714	$ 20,131	$ 2,832	$ 72,642
Depreciation and amortization - Non-Real Estate	1,132	—	—	—	1,132	847	—	—	—	847
Total depreciation and amortization	$ 70,000	$ 4,157	$ 19,842	$ 448	$ 86,133	$ 51,240	$ 714	$ 20,131	$ 2,832	$ 73,489

(1) For component detail of NOI by segment, see the Summary of FFO schedules for the three months and years ended January 31, 2013 and 2012, included elsewhere in this supplemental package.

Reconciliation of Net Operating Income (non-GAAP) to Net Earnings (Loss) (GAAP) *(in thousands)* (continued)

	Year Ended January 31, 2013					Year Ended January 31, 2012				
	Full Consolidation (GAAP)	Less Noncontrolling Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation (Non-GAAP)	Full Consolidation (GAAP)	Less Noncontrolling Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation (Non-GAAP)
Net operating income (1)	$ **648,885**	$ **23,092**	$ —	$ **14,210**	$ **640,003**	$ **622,299**	$ **18,037**	$ —	$ **27,523**	$ **631,785**
Interest expense	(269,229)	(16,485)	(102,723)	(7,251)	(362,718)	(249,799)	(11,713)	(100,958)	(13,085)	(352,129)
Interest expense of unconsolidated entities	(102,723)	—	102,723	—	—	(100,958)	—	100,958	—	—
Gain (loss) on extinguishment of debt	7,096	(603)	(495)	(464)	6,740	9,590	1,641	(366)	—	7,583
Loss on extinguishment of debt of unconsolidated entities	(495)	—	495	—	—	(366)	—	366	—	—
Equity in (earnings) loss of unconsolidated entities, including impairment	(44,631)	(347)	45,074	—	790	61,039	185	(34,545)	—	26,309
Net gain (loss) on land held for divestiture activity	6,480	(834)	(40,777)	—	(33,463)	(115,654)	(243)	(41,902)	—	(157,313)
Net loss on land held for divestiture activity of unconsolidated entities	(40,777)	—	40,777	—	—	(41,902)	—	41,902	—	—
Net gain on disposition of rental properties and partial interests in rental properties	—	—	51,066	99,935	151,001	17,665	—	12,567	51,796	82,028
Gain on disposition of unconsolidated entities	51,066	—	(51,066)	—	—	12,567	—	(12,567)	—	—
Impairment of consolidated and unconsolidated real estate	(30,660)	—	(390)	(4,254)	(35,304)	(235)	—	(40,284)	(13,692)	(54,211)
Impairment of unconsolidated real estate	(390)	—	390	—	—	(40,284)	—	40,284	—	—
Depreciation and amortization—Real Estate Groups (a)	(226,296)	(8,852)	(77,834)	(6,159)	(301,437)	(205,554)	(4,973)	(67,855)	(13,268)	(281,704)
Amortization of mortgage procurement costs—Real Estate Groups	(12,112)	(526)	(3,163)	(243)	(14,992)	(11,317)	(509)	(3,015)	(847)	(14,670)
Depreciation and amortization of unconsolidated entities	(80,997)	—	80,997	—	—	(70,870)	—	70,870	—	—
Straight-line rent adjustment	15,024	—	—	135	15,159	6,326	—	—	882	7,208
Preference payment	—	—	—	—	—	(1,732)	—	—	—	(1,732)
Earnings (loss) before income taxes	**(79,759)**	**(4,555)**	**45,074**	**95,909**	**65,779**	**(109,185)**	**2,425**	**(34,545)**	**39,309**	**(106,846)**
Income tax benefit (expense)	11,204	—	—	(43,832)	(32,628)	63,686	—	—	(17,017)	46,669
Net gain on change in control of interests	6,766	2,702	—	—	4,064	—	—	—	—	—
Equity in earnings (loss) of unconsolidated entities, including impairment of depreciable real estate	85,408	347	(85,851)	—	(790)	(19,137)	(185)	(7,357)	—	(26,309)
Net loss on land held for divestiture activity of unconsolidated entities	(40,777)	—	40,777	—	—	(41,902)	—	41,902	—	—
	44,631	347	(45,074)	—	(790)	(61,039)	(185)	34,545	—	(26,309)
Earnings (loss) from continuing operations	**(17,158)**	**(1,506)**	—	**52,077**	**36,425**	**(106,538)**	**2,240**	—	**22,292**	**(86,486)**
Discontinued operations, net of tax	53,429	1,352	—	(52,077)	—	105,970	83,678	—	(22,292)	—
Net earnings (loss)	**36,271**	**(154)**	—	—	**36,425**	**(568)**	**85,918**	—	—	**(86,486)**
Noncontrolling interests										
(Earnings) loss from continuing operations attributable to noncontrolling interests	1,506	1,506	—	—	—	(2,240)	(2,240)	—	—	—
Earnings from discontinued operations attributable to noncontrolling interests	(1,352)	(1,352)	—	—	—	(83,678)	(83,678)	—	—	—
	154	**154**	—	—	—	**(85,918)**	**(85,918)**	—	—	—
Net earnings (loss) attributable to Forest City Enterprises, Inc.	$ **36,425**	$ —	$ —	$ —	$ **36,425**	$ **(86,486)**	$ —	$ —	$ —	$ **(86,486)**
Preferred dividends and inducements of preferred stock conversion	(32,129)	—	—	—	(32,129)	(15,400)	—	—	—	(15,400)
Net earnings (loss) attributable to Forest City Enterprises, Inc. common shareholders	$ **4,296**	$ —	$ —	$ —	$ **4,296**	$ **(101,886)**	$ —	$ —	$ —	$ **(101,886)**
(a) Depreciation and amortization—Real Estate Groups	$ 226,296	$ 8,852	$ 77,834	$ 6,159	$ 301,437	$ 205,554	$ 4,973	$ 67,855	$ 13,268	$ 281,704
Depreciation and amortization—Non-Real Estate	3,365	—	—	—	3,365	3,247	—	—	—	3,247
Total depreciation and amortization	$ 229,661	$ 8,852	$ 77,834	$ 6,159	$ 304,802	$ 208,801	$ 4,973	$ 67,855	$ 13,268	$ 284,951

(1) For component detail of NOI by segment, see the Summary of FFO schedules for the three months and years ended January 31, 2013 and 2012, included elsewhere in this supplemental package.

Results of Operations

Net Earnings (Loss) Attributable to Forest City Enterprises, Inc. – Net earnings attributable to Forest City Enterprises, Inc. for the year ended January 31, 2013 was $36,425,000 versus net loss of $86,486,000 for the year ended January 31, 2012. Although we have substantial recurring revenue sources from our properties, we also enter into significant transactions, which create substantial variances in net earnings (loss) between periods. This variance to the prior year is primarily attributable to the following increases, which are net of noncontrolling interest:

- $123,850,000 related to a decrease in the net loss on land held for divestiture activities for fully consolidated land projects and land projects accounted for under the equity method of accounting in 2012 compared with 2011;
- $68,973,000 related to 2012 gains on disposition or partial disposition of rental properties and unconsolidated investments exceeding 2011 gains;
- $36,484,000 related to the 2012 sale of an approximate 10 acre land parcel and air rights for development of a casino in downtown Cleveland, Ohio;
- $22,142,000 related to a 2012 decrease in allocated losses from our equity investment in The Nets;
- $18,907,000 related to a 2012 decrease in impairment charges of consolidated (including discontinued operations) and unconsolidated entities;
- $11,185,000 related to the change in fair market value of certain derivatives between the comparable periods, which was marked to market through interest expense as a result of the derivatives not qualifying for hedge accounting;
- $9,334,000 primarily related to higher land sales at our *Stapleton* project in 2012 compared with 2011; and
- $4,064,000 related to the net gain on change in control of interests related to the acquisition of our partners' interests in certain equity method investments during 2012. The gain represents the adjustment to fair value of all of the assets and liabilities of the entities including the noncontrolling interests of the remaining partner.

These increases were partially offset by the following decreases, net of noncontrolling interest:

- $42,622,000 related to the 2011 sale of land and air rights for development of a casino in downtown Cleveland, Ohio;
- $22,121,000 related to a decrease in capitalized interest due to several large property openings in 2012 and the full year impact of projects opened during 2011;
- $17,737,000 of increased write-offs of abandoned development projects in 2012 compared with 2011;
- $6,496,000 related to a decrease in income recognized on the sale of state and federal Historic Preservation Tax Credits and New Market Tax Credits in 2012 compared with 2011; and
- $79,297,000 due to increased income tax expense attributable to both continuing and discontinued operations primarily related to the fluctuations in pre-tax earnings (loss) including gains included in discontinued operations. These fluctuations are primarily due to the various transactions discussed herein.

Capital Expenditures for our Operating Portfolio—Our diversified real estate portfolio requires certain capital expenditures, including tenant improvements, to maintain and improve its operating performance. During the year ended January 31, 2013, we invested $118,545,000 at pro-rata consolidation ($95,577,000 at full consolidation) in capital expenditures for our operating portfolio as compared with $80,152,000 at pro-rata consolidation ($51,799,000 at full consolidation) during the year ended January 31, 2012. The increase of capital expenditures over the prior period is primarily due to significant tenant improvements at one of our Brooklyn office properties of $22,525,000 at pro-rata consolidation ($27,304,000 at full consolidation).

FFO—The majority of our peers in the publicly traded real estate industry are REITs and report operating results using FFO as defined by NAREIT. Although we are not a REIT, we feel it is important to publish this measure to allow for easier comparison of our performance to our peers.

FFO is defined by NAREIT as net earnings excluding the following items: i) gain (loss) on disposition of rental properties, divisions and other investments (net of tax); ii) non-cash charges for real estate depreciation and amortization; iii) impairment of depreciable real estate (net of tax); iv) extraordinary items (net of tax); and v) cumulative or retrospective effect of change in accounting principle (net of tax).

Operating FFO—In addition to reporting FFO, we report Operating FFO as an additional financial measure of our operating performance (see Reconciliation of FFO to Net Earnings (Loss), included elsewhere in this supplemental package). We believe it is appropriate to adjust FFO, as defined by NAREIT, for significant non-recurring items driven by transactional activity and factors relating to the financial and real estate markets, rather than factors specific to the on-going operating performance of our properties. We use Operating FFO as an indicator of continuing operating results in planning and executing our business strategy. Operating FFO should not be considered to be an alternative to net earnings computed under GAAP as an indicator of our operating performance. Operating FFO may not be comparable to similarly titled measures used by other companies.

Operating FFO is defined as FFO, as defined by NAREIT, adjusted to exclude: i) activity related to our land held for divestiture (including impairment charges); ii) impairment of Land Group projects; iii) write-offs of abandoned development projects; iv) income recognized on state and federal historic and other tax credits; v) gains or losses from extinguishment of debt; vi) gains or losses on change in control of interests; vii) the adjustment to recognize rental revenues and rental expense using the straight-line method; viii) other non-recurring items such as income generated from the casino land sale; ix) the Nets pre-tax FFO; and x) income taxes on FFO.

Operating FFO for the three months ended January 31, 2013 of $41,879,000 decreased by $10,547,000 or 20.1% compared with $52,426,000 for the three months ended January 31, 2012. The fluctuations in Operating FFO are as follows:

- Our Portfolio (Commercial, Residential, Arena and Land Segments) Operating FFO decreased $12,331,000. This is primarily related to reduced capitalized interest on projects under construction and development, including land development, of $16,351,000, reduced Operating FFO from properties sold of $2,564,000, a 2012 participation payment as a result of a refinancing of $1,716,000, reduced Operating FFO from military housing of $1,608,000 and 2012 lease buyout payments of $1,275,000. These decreases of Portfolio Operating FFO were partially offset by the ramp up of new properties of $5,579,000, increased NOI on our mature portfolio of $4,353,000, decreased interest expense on our mature portfolio of $3,960,000 and increased sales from our Land Group projects, primarily at *Stapleton*, of $2,752,000; and

- Corporate Operating FFO increased $1,784,000, primarily due to a decrease in severance and outplacement expenses and other general corporate expenses of $3,831,000, offset by an increase in interest expense of $2,047,000 primarily due to increased average borrowings on the bank revolving credit facility.

Operating FFO for the year ended January 31, 2013 of $234,739,000 increased by $7,248,000 or 3.2% compared with $227,491,000 for the year ended January 31, 2012. The fluctuations in Operating FFO are as follows:

- Our Portfolio Operating FFO increased $11,892,000. This is primarily related to increased NOI on our mature portfolio of $18,414,000, decreased interest expense on our mature portfolio of $16,557,000, increased Operating FFO from the change in fair market value of derivatives between the comparable periods which were marked to market through interest expense of $11,001,000, increased sales from our Land Group projects, primarily at *Stapleton*, of $9,500,000 and the ramp up of new properties of $8,130,000. These increases of Portfolio Operating FFO were partially offset by reduced capitalized interest on projects under construction and development, including land development, of $35,489,000, reduced Operating FFO from properties sold of $9,125,000 and 2011 lease cancellation fee income at two Brooklyn office properties of $6,501,000; and

- Corporate Operating FFO decreased $4,644,000, due to increased interest expense of $4,537,000, primarily related to certain senior notes offset by lower average borrowings on the bank revolving credit facility.

FFO for the three months ended January 31, 2013 of $77,549,000 increased by $118,263,000 or 290.5% compared with negative FFO of $40,714,000 for the three months ended January 31, 2012. In addition to the changes in Operating FFO above, the following fluctuations to FFO are as follows:

- The additional change in the portfolio is primarily due to a decrease in the net loss on land held for divestiture activities of $171,475,000 and increased income recognized from state and federal Historic Preservation and New Market tax credits of $1,576,000, partially offset by increased write-offs of abandoned development projects of $11,914,000;

- The Nets provided a pre-tax FFO increase of $29,880,000 primarily due to a reduction of our share of the loss allocation combined with reimbursement from the partner of prior allocated losses; and

- FFO was unfavorably impacted by decreased income tax benefits of $61,554,000 compared with prior year, primarily due to a decrease in the net loss on land held for divestiture activities.

FFO for the year ended January 31, 2013 of $267,408,000 increased by $89,219,000 or 50.1% compared with $178,189,000 for the year ended January 31, 2012. In addition to the changes in Operating FFO above, the following fluctuations to FFO are as follows:

- The additional change in the portfolio is primarily due to a decrease in the net loss on land held for divestiture activities of $123,850,000, the 2011 loss on extinguishment of debt on the exchange of a portion of our 2016 Senior Notes of $10,800,000, increased FFO for the adjustments to recognize rental revenues and rental expenses using the straight-line method of $7,951,000 and the net gain on change in control of interests of $4,064,000. These increases were partially offset by increased write-offs of abandoned development projects of $17,737,000, decreased gains on extinguishment of nonrecourse mortgage debt of $10,854,000, decreased income recognized from state and federal Historic Preservation and New Market tax credits of $6,496,000 and decreased FFO on the casino land sale in 2012 compared with 2011 of $6,138,000;
- The Nets provided a pre-tax FFO increase of $22,142,000 due to a decrease in our allocated losses; and
- FFO was unfavorably impacted by decreased income tax benefits of $44,842,000 compared with prior year, primarily due to a decrease in the net loss on land held for divestiture activities.

Reconciliation of Operating FFO to FFO

Pro-Rata Consolidation	**Three Months Ended January 31,**			**Years Ended January 31,**		
	2013	2012	% Change	**2013**	2012	% Change
	(in thousands)			*(in thousands)*		
Portfolio Pre-tax FFO:						
Commercial Group	$ **31,388**	$ 58,021		$ **266,656**	$ 311,912	
Residential Group	**30,436**	27,026		**126,983**	97,973	
Arena	**(174)**	1,525		**4,716**	8,197	
Land Group	**24,145**	(148,930)		**(22,782)**	(149,061)	
Adjustments to Portfolio Pre-Tax FFO:						
Net loss (gain) on land held for divestiture activity	**(18,112)**	153,363		**33,463**	157,313	
Abandoned development project write-offs	**12,821**	907		**26,575**	8,838	
Tax credit income	**(5,585)**	(4,009)		**(22,317)**	(28,793)	
(Gain) loss on extinguishment of portfolio debt	**(354)**	(236)		**(7,529)**	(18,383)	
Net gain on change in control of interests	**—**	—		**(4,064)**	—	
Straight-line rent adjustments	**(3,442)**	(4,213)		**(15,159)**	(7,208)	
Casino land sale	**—**	—		**(36,484)**	(42,622)	
Adjustments to Portfolio Pre-Tax FFO subtotal	**(14,672)**	145,812		**(25,515)**	69,145	
Portfolio Pre-tax Operating FFO	**71,123**	83,454	(14.8)%	**350,058**	338,166	3.5%
Corporate Group Pre-tax FFO	**(29,244)**	(31,028)		**(116,108)**	(121,475)	
Loss on extinguishment of debt - Corporate Group	**—**	—		**789**	10,800	
Operating FFO	**41,879**	52,426	(20.1)%	**234,739**	227,491	3.2%
Nets Pre-tax FFO	**18,035**	(11,845)		**(4,672)**	(26,814)	
Add back adjustments to Portfolio Pre-Tax FFO above	**14,672**	(145,812)		**25,515**	(69,145)	
Add back loss on extinguishment of debt - Corporate Group	**—**	—		**(789)**	(10,800)	
Income tax benefit (expense) on FFO	**2,963**	64,517		**12,615**	57,457	
FFO	$ **77,549**	$ (40,714)	290.5%	$ **267,408**	$ 178,189	50.1%



Operating FFO Bridge
2012 4th Quarter vs. 2011 4th Quarter
(in millions)
Operating FFO Increase
Operating FFO Decrease
70.0
65.0
60.0
55.0
50.0
45.0
40.0
35.0
$52.4
5.6
4.4
4.0
2.8
1.3
1.6
1.7
2.6
5.5
16.4
1.8
$41.9
Portfolio Operating FFO decreased $12.3 million
2011 4th Quarter
New property openings
NOI on mature portfolio
Interest on mature portfolio
Land operations
Lease buyouts
Military Housing
Participation payment
Property sales
Other
Capitalized interest
Corporate activities and interest expense
2012 4th Quarter


Operating FFO Bridge
2012 Year to Date vs. 2011 Year to Date
(in millions)
Operating FFO Increase
Operating FFO Decrease
290.0
280.0
270.0
260.0
250.0
240.0
230.0
220.0
210.0
$227.5
18.4
16.6
11.0
9.5
8.1
0.6
6.5
9.1
35.5
4.7
$234.7
Portfolio Operating FFO increased $11.9 million
2011 Year to Date
NOI on mature portfolio
Interest on mature portfolio
Hedging income
Land operations
New property openings
Other
2011 Lease cancellation fee income
Property sales
Capitalized interest
Corporate activities and interest expense
2012 Year to Date

EBDT—We use an additional measure, along with net earnings, to report our operating results. This non-GAAP measure, referred to as EBDT, is not a measure of operating results or cash flows from operations as defined by GAAP and may not be directly comparable to similarly-titled measures reported by other companies.

EBDT is defined as net earnings excluding the following items: i) gain (loss) on disposition of rental properties, divisions and other investments (net of tax); ii) the adjustment to recognize rental revenues and rental expense using the straight-line method; iii) non-cash charges for real estate depreciation, amortization, and amortization of mortgage procurement costs; iv) deferred income taxes; v) preferred payment which is classified as noncontrolling interest expense on our Consolidated Statement of Operations; vi) impairment of real estate (net of tax); vii) extraordinary items (net of tax); viii) cumulative or retrospective effect of change in accounting principle (net of tax), and ix) revisions of prior period financial statements.

We reconcile EBDT to net earnings (loss), the most comparable financial measure calculated in accordance with GAAP. The adjustment to recognize rental revenues and rental expenses on the straight-line method is excluded because it is management's opinion that rental revenues and expenses should be recognized when due from the tenants or due to the landlord. We exclude depreciation and amortization expense related to real estate operations from EBDT because we believe the values of our properties, in general, have appreciated over time in excess of their original cost. Deferred income taxes, which are the result of timing differences of certain income and expense items which are to be realized in a future year for federal income tax purposes, are excluded until the year in which they are reflected in our current tax provision. The impairment of real estate is excluded from EBDT because it varies from year to year based on factors unrelated to our overall financial performance and is related to the ultimate gain on dispositions of operating properties.

EBDT for the three months ended January 31, 2013 of $61,075,000 increased by $2,250,000 or 3.8% compared with $58,825,000 for the three months ended January 31, 2012. EBDT for the year ended January 31, 2013 of $297,296,000 decreased by $37,088,000 or 11.1% compared with $334,384,000 for the year ended January 31, 2012.

The fluctuations in EBDT for the three months and year ended January 31, 2013 over prior year are for the same reasons as Operating FFO and FFO as described on the previous pages. The differences between FFO and EBDT for the three months and years ended January 31, 2013 and 2012 are illustrated on the following page titled Reconciliation of FFO and EBDT to Net Earnings (Loss).

(THIS PAGE INTENTIONALLY LEFT BLANK)

Reconciliation of FFO and EBDT to Net Earnings (Loss)

The table below illustrates the differences between FFO and our historical reporting of EBDT and reconciles these non-GAAP measures to net earnings (loss), the most comparable GAAP measure.

	Three Months Ended January 31, 2013		Three Months Ended January 31, 2012		Year Ended January 31, 2013		Year Ended January 31, 2012	
	FFO	EBDT	FFO	EBDT	FFO	EBDT	FFO	EBDT
	(in thousands)							
Net earnings (loss) attributable to Forest City Enterprises, Inc.	**$ 58,468**	**$ 58,468**	$ (105,386)	$ (105,386)	**$ 36,425**	**$ 36,425**	$ (86,486)	$ (86,486)
Depreciation and Amortization—Real Estate Groups	**85,001**	**85,001**	72,642	72,642	**301,437**	**301,437**	281,704	281,704
Impairment of depreciable rental properties	—	—	1,095	1,095	**35,304**	**35,304**	54,211	54,211
Gain on disposition of rental properties and partial interests in rental properties	**(107,681)**	**(107,681)**	(14,114)	(14,114)	**(151,001)**	**(151,001)**	(82,028)	(82,028)
Income tax expense (benefit) adjustments — current and deferred [1]								
Gain on disposition of rental properties and partial interests in rental properties	**41,761**	**41,761**	5,473	5,473	**58,935**	**58,935**	31,812	31,812
Impairment of depreciable rental properties	—	—	(424)	(424)	**(13,692)**	**(13,692)**	(21,024)	(21,024)
Straight-line rent adjustments	—	**(3,442)**	—	(4,213)	—	**(15,159)**	—	(7,208)
Net gain on change in control of interests	—	—	—	—	—	**(4,064)**	—	—
Net (gain) loss on land held for divestiture activity	—	**(18,112)**	—	153,363	—	**33,463**	—	157,313
Amortization of mortgage procurement costs—Real Estate Groups	—	**3,652**	—	3,571	—	**14,992**	—	14,670
Preference payment	—	—	—	(24)	—	—	—	1,732
Allowance for projects under development revision	—	—	—	1,000	—	—	—	(1,000)
Income tax expense (benefit) adjustments — current and deferred [1]								
Deferred income tax expense (benefit) on operating earnings	—	**(5,597)**	—	5,321	—	**12,058**	—	51,699
Net gain (loss) on land held for divestiture activity	—	**7,025**	—	(59,479)	—	**(12,978)**	—	(61,011)
Net gain on change in control of interests	—	—	—	—	—	**1,576**	—	—
FFO/EBDT	**$ 77,549**	**$ 61,075**	$ (40,714)	$ 58,825	**$ 267,408**	**$ 297,296**	$ 178,189	$ 334,384

FFO/EBDT Per Share - Diluted	Three Months Ended January 31, 2013		Three Months Ended January 31, 2012		Year Ended January 31, 2013		Year Ended January 31, 2012	
	FFO	EBDT	FFO [2]	EBDT	FFO	EBDT	FFO	EBDT
Numerator *(in thousands)*:								
FFO/EBDT	**$ 77,549**	**$ 61,075**	$ (40,714)	$ 58,825	**$ 267,408**	**$ 297,296**	$ 178,189	$ 334,384
If-Converted Method (adjustments for interest, net of tax):								
3.625% Puttable Senior Notes due 2014	**1,110**	**1,110**	—	1,110	**4,438**	**4,438**	4,438	4,438
5.00% Convertible Senior Notes due 2016	**382**	**382**	—	382	**1,530**	**1,530**	1,867	1,867
4.25% Convertible Senior Notes due 2018	**2,277**	**2,277**	—	2,277	**9,107**	**9,107**	4,882	4,882
FFO/EBDT for per share data	**$ 81,318**	**$ 64,844**	$ (40,714)	$ 62,594	**$ 282,483**	**$ 312,371**	$ 189,376	$ 345,571
Denominator								
Weighted average shares outstanding—Basic	**180,973,484**	**180,973,484**	169,157,392	169,157,392	**172,621,723**	**172,621,723**	168,170,650	168,170,650
Effect of stock options, restricted stock and performance shares	**1,430,747**	**1,430,747**	—	646,943	**1,081,949**	**1,081,949**	821,739	821,739
Effect of convertible preferred stock	**3,256,449**	**3,256,449**	—	14,550,257	**11,414,398**	**11,414,398**	14,550,257	14,550,257
Effect of convertible debt	**33,499,503**	**33,499,503**	—	33,499,503	**33,499,503**	**33,499,503**	26,838,208	26,838,208
Effect of convertible Class A Common Units	**3,646,755**	**3,646,755**	—	3,646,755	**3,646,755**	**3,646,755**	3,646,755	3,646,755
Weighted average shares outstanding - Diluted	**222,806,938**	**222,806,938**	169,157,392	221,500,850	**222,264,328**	**222,264,328**	214,027,609	214,027,609
FFO/EBDT Per Share	**$ 0.36**	**$ 0.29**	$ (0.24)	$ 0.28	**$ 1.27**	**$ 1.41**	$ 0.88	$ 1.61

Reconciliation of FFO and EBDT to Net Earnings (Loss) (continued)

(1) The following table provides detail of Income Tax Expense (Benefit):

	Three Months Ended January 31,		Years Ended January 31,	
	2013	2012	**2013**	2012
	(in thousands)			
Current taxes				
Operating earnings	**$ (4,271)**	$ (10,257)	**$ (13,483)**	$ (48,160)
Gain on disposition of rental properties and partial interests in rental properties	**22,589**	(935)	**857**	38,244
Net gain (loss) on land held for divestiture activity	**(29,869)**	—	**(46,168)**	—
Subtotal	**(11,551)**	(11,192)	**(58,794)**	(9,916)
Discontinued operations				
Operating earnings	**(120)**	(102)	**212**	15
Gain on disposition of rental properties and partial interests in rental properties	**40,146**	8,948	**61,738**	11,740
Subtotal	**40,026**	8,846	**61,950**	11,755
Total Current taxes	**28,475**	(2,346)	**3,156**	1,839
Deferred taxes				
Operating earnings	**(5,592)**	5,281	**12,182**	51,140
Gain on disposition of rental properties and partial interests in rental properties	**(14,282)**	1,544	**12,684**	(28,185)
Impairment of depreciable rental properties	**—**	(424)	**(12,042)**	(15,714)
Net gain (loss) on land held for divestiture activity	**36,894**	(59,479)	**33,190**	(61,011)
Net gain on change in control of interests	**—**	—	**1,576**	—
Subtotal	**17,020**	(53,078)	**47,590**	(53,770)
Discontinued operations				
Operating earnings	**(5)**	40	**(124)**	559
Gain on disposition of rental properties and partial interests in rental properties	**(6,692)**	(4,084)	**(16,344)**	10,013
Impairment of real estate	**—**	—	**(1,650)**	(5,310)
Subtotal	**(6,697)**	(4,044)	**(18,118)**	5,262
Total Deferred taxes	**10,323**	(57,122)	**29,472**	(48,508)
Grand Total	**$ 38,798**	$ (59,468)	**$ 32,628**	$ (46,669)

(2) For the three months ended January 31, 2012, the effect of 52,343,458 shares of dilutive securities was not included in the computation of diluted FFO per share because their effect is anti-dilutive due to the negative FFO for the quarter. As a result, an adjustment to FFO is not required for interest expense of $3,769,000 related to these securities.

Retail Lease Expirations as of January 31, 2013

EXPIRATION YEAR	NUMBER OF EXPIRING LEASES	SQUARE FEET OF EXPIRING LEASES (3)	PERCENTAGE OF TOTAL LEASED GLA (1)	CONTRACTUAL RENT EXPIRING (2)	PERCENTAGE OF TOTAL CONTRACTUAL RENT	AVERAGE CONTRACTUAL RENT PER SQUARE FEET EXPIRING (3)
2013	349	1,224,408	10.14 %	$ 36,354,263	10.79 %	$ 34.04
2014	322	1,166,662	9.67	32,885,579	9.76	36.49
2015	244	947,806	7.85	28,376,749	8.42	37.16
2016	258	1,313,697	10.88	41,443,690	12.30	46.98
2017	206	1,291,246	10.70	35,705,193	10.59	34.28
2018	147	639,778	5.30	24,068,379	7.14	37.65
2019	118	977,597	8.10	26,059,449	7.73	31.32
2020	86	710,200	5.88	20,205,756	5.99	37.83
2021	138	1,220,627	10.11	36,723,900	10.89	40.26
2022	92	809,523	6.71	19,825,788	5.88	30.74
Thereafter	60	1,768,035	14.66	35,423,888	10.51	26.11
Total	**2,020**	**12,069,579**	**100.00 %**	**$ 337,072,634**	**100.00 %**	**$ 35.40**

(1) GLA = Gross Leasable Area.

(2) Contractual rent expiring is an operating statistic and is not comparable to rental revenue, a GAAP financial measure. The primary differences arise because contractual rent is determined using the tenant's contractual rental agreements at our ownership share as determined within the rent agreement and it does not include adjustments such as the impact of straight-line rent, amortization of intangible assets related to in-place leases, above and below market leases, and contingent rental payments (which are not reasonably estimable). Contractual rent per square feet includes base rent, fixed additional charges for marketing/ promotional charges, common area maintenance and real estate taxes.

(3) Square feet of expiring leases and average contractual rent per square feet (less real estate taxes) are operating statistics that represent 100% of the square footage and contractual rental income per square foot from expiring leases.


Retail Lease Expirations
Percentage of Contractual Rent Expiring
As of January 31, 2013
14.00%
12.00%
10.00%
8.00%
6.00%
4.00%
2.00%
0.00%
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022

Office Lease Expirations as of January 31, 2013

EXPIRATION YEAR	NUMBER OF EXPIRING LEASES	SQUARE FEET OF EXPIRING LEASES (3)	PERCENTAGE OF TOTAL LEASED GLA (1)	CONTRACTUAL RENT EXPIRING (2)	PERCENTAGE OF TOTAL CONTRACTUAL RENT	AVERAGE CONTRACTUAL RENT PER SQUARE FEET EXPIRING (3)
2013	91	930,283	8.18 %	$ 19,475,116	5.79 %	$ 22.68
2014	68	961,751	8.46	23,780,855	7.07	42.08
2015	62	579,858	5.10	12,184,998	3.62	25.72
2016	64	1,030,243	9.06	25,350,486	7.54	31.92
2017	43	620,644	5.46	10,233,740	3.04	18.18
2018	33	1,302,553	11.45	43,632,672	12.97	38.38
2019	27	740,984	6.52	16,138,969	4.80	28.21
2020	15	1,236,569	10.87	38,969,239	11.58	41.85
2021	14	812,621	7.15	16,311,370	4.85	27.40
2022	15	333,099	2.93	12,434,539	3.70	39.88
Thereafter	34	2,823,339	24.82	117,895,659	35.04	43.64
Total	**466**	**11,371,944**	**100.00 %**	**$ 336,407,643**	**100.00 %**	**$ 35.36**

(1) GLA = Gross Leasable Area.

(2) Contractual rent expiring is an operating statistic and is not comparable to rental revenue, a GAAP financial measure. The primary differences arise because contractual rent is determined using the tenant's contractual rental agreements at our ownership share as determined within the rent agreement and it does not include adjustments such as the impact of straight-line rent, amortization of intangible assets related to in-place leases, above and below market leases, and contingent rental payments (which are not reasonably estimable). Contractual rent per square feet includes base rent and common area maintenance.

(3) Square feet of expiring leases and average contractual rent per square feet are operating statistics that represent 100% of the square footage and contractual rental income per square foot from expiring leases.


Office Lease Expirations
Percentage of Contractual Rent Expiring
As of January 31, 2013
14.00%
12.00%
10.00%
8.00%
6.00%
4.00%
2.00%
0.00%
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022

Significant Retail Tenants as of January 31, 2013

(Based on contractual rent 1% or greater of the Company's ownership share)

TENANT	PRIMARY DBA	NUMBER OF LEASES	LEASED SQUARE FEET	PERCENTAGE OF TOTAL RETAIL SQUARE FEET
Bass Pro Shops, Inc.	Bass Pro Shops	3	510,855	4.23 %
The TJX Companies, Inc.	Marshalls, T.J.Maxx, HomeGoods	13	404,915	3.35
Regal Entertainment Group	Regal Cinemas, Edwards Theatres, United Artists Theatres	5	381,461	3.16
AMC Entertainment, Inc.	AMC Theatres, MegaStar Theatres	5	377,797	3.13
Gap, Inc.	Banana Republic, Gap, Old Navy	27	347,986	2.88
Dick's Sporting Goods, Inc.	Dick's Sporting Goods, Golf Galaxy	6	326,866	2.71
The Limited Brands, Inc.	Bath and Body Works, Victoria's Secret	39	234,917	1.95
Best Buy Co., Inc. (1)	Best Buy	8	210,810	1.75
H&M Hennes & Mauritz AB	H&M	9	161,715	1.34
Abercrombie & Fitch Co.	Abercrombie & Fitch, Hollister	22	160,825	1.33
Ascena Retail Group, Inc.	Justice, Lane Bryant, Dressbarn, Catherines	29	145,756	1.21
Forever 21, Inc.	Forever 21	9	132,582	1.10
Footlocker, Inc.	FootLocker, Lady FootLocker, Kids FootLocker, FootAction USA, Champs Sports	33	127,138	1.05
Express, Inc.	Express	10	90,145	0.75
American Eagle Outfitters, Inc.	American Eagle Outfitters, Aerie, 77kids	15	85,972	0.71
Luxottica Group S.p.A.	LensCrafters, Pearle Vision, Sunglass Hut	28	58,739	0.49
Subtotal		261	3,758,479	31.14
All Others		1,759	8,311,100	68.86
Total		**2,020**	**12,069,579**	**100.00 %**

(1) Includes a lease for 54,927 square feet at East River Plaza, with an expiration date of January 31, 2031. Best Buy Co., Inc. has vacated this space but is still contractually obligated for the lease.

Significant Office Tenants as of January 31, 2013

(Based on contractual rent 2% or greater of the Company's ownership share)

TENANT	LEASED SQUARE FEET	PERCENTAGE OF TOTAL OFFICE SQUARE FEET
City of New York	1,046,101	9.20 %
Millennium Pharmaceuticals, Inc.	705,473	6.20
U.S. Government	478,126	4.20
JP Morgan Chase & Co.	399,141	3.51
WellPoint, Inc.	392,514	3.45
Morgan Stanley & Co.	389,305	3.42
Bank of New York	323,043	2.84
National Grid	259,561	2.28
Clearbridge Advisors, LLC, a Legg Mason Company	201,028	1.77
Covington & Burling, LLP	160,565	1.41
Johns Hopkins University	157,660	1.39
Seyfarth Shaw, LLP	96,909	0.85
Subtotal	4,609,426	40.52
All Others	6,762,518	59.48
Total	**11,371,944**	**100.00 %**

Development Pipeline
Openings
as of January 31, 2013

Property	Location	Date Opened	FCE Legal Ownership % (a)	Pro-Rata FCE % (a) (1)	Cost at Full Consolidation (GAAP) (b)	Total Cost at 100% (2)	Cost at FCE Pro-Rata Share (Non-GAAP) (c) (1) X (2)	Sq. ft./ No. of Units	Gross Leasable Area	Lease Commitment % (e)
						(in millions)				
2012										
Retail Center:										
The Yards - Boilermaker Shops	Washington, D.C.	Q4-12	100%	100%	$ 21.9	$ 21.9	$ 21.9	39,000	39,000	63%
Office:										
Johns Hopkins Parking Garage	Baltimore, MD	Q4-12	85%	100%	$ 29.3	$ 29.3	$ 29.3	492,000		
Residential:										
The Aster Town Center	Denver, CO	Q1-12/Q2-12	90%	90%	$ 10.4	$ 10.4	$ 9.4	85		91%
Botanica Eastbridge	Denver, CO	Q3-12	90%	90%	15.4	15.4	13.9	118		53%
					$ 25.8	$ 25.8	$ 23.3	203		
Arena:										
Barclays Center	Brooklyn, NY	Q3-12	34%	34%	$ 950.7	$ 950.7	$ 323.2	670,000	18,000 seats (i)	82% (j)
Total 2012 Openings					$ 1,027.7	$ 1,027.7	$ 397.7			
Fee Development Project (d)										
Las Vegas City Hall	Las Vegas, NV	Q1-12	-	-	$ 0.0	$ 146.2	$ 0.0	270,000		
Prior Two Years Openings as of January 31, 2013										
Retail Centers:										
Westchester's Ridge Hill	Yonkers, NY	Q2-11/12	70%	100%	$ 891.1	$ 891.1	$ 891.1	1,336,000 (g)	1,336,000	60%/68% (h)
East River Plaza (f)	Manhattan, NY	Q4-09/Q2-10	35%	50%	0.0	390.6	195.3	527,000	527,000	93%
					$ 891.1	$ 1,281.7	$ 1,086.4	1,863,000	1,863,000	
Residential:										
8 Spruce Street (f)	Manhattan, NY	Q1-11/12	18%	26%	$ 0.0	$ 875.7	$ 227.8	899		92%
Foundry Lofts	Washington, D.C.	Q4-11	80%	100%	58.0	58.0	58.0	170		98%
Presidio Landmark	San Francisco, CA	Q3-10	1%	100%	96.6	96.6	96.6	161		94%
					$ 154.6	$ 1,030.3	$ 382.4	1,230		
Total Prior Two Years Openings					$ 1,045.7	$ 2,312.0	$ 1,468.8			
Recap of Total Prior Two Years Openings										
Total 2011					$ 949.1	$ 1,824.8	$ 1,176.9			
Total 2010					96.6	487.2	291.9			
Total Prior Two Years Openings					$ 1,045.7	$ 2,312.0	$ 1,468.8			

See footnotes on the following page.

Development Pipeline
Projects Under Construction
as of January 31, 2013

Property	Location	Opening/ Anticipated Opening	FCE Legal Ownership % (a)	Pro-Rata FCE % (a) (1)	Cost at Full Consolidation (GAAP) (b)	Total Cost at 100% (2)	Cost at FCE Pro-Rata Share (Non-GAAP) (c) (1) X (2)	Sq. ft./ No. of Units	Gross Leasable Area	Lease Commitment % (e)
Retail Center:										
The Yards - Lumber Shed	Washington, D.C.	Q3-13	100 %	100 %	$ 15.5	$ 15.5	$ 15.5	32,000	32,000	80%
Residential:										
Continental Building	Dallas, TX	Q1-13	100 %	100 %	$ 54.6	$ 54.6	$ 54.6	203	5,000	
Aster Northfield	Denver, CO	Q3-13/14	90 %	90 %	50.0	50.0	45.0	352	—	
Stratford Avenue	Fairfield, CT	Q3-13/Q4-13	100 %	100 %	23.2	23.2	23.2	128	—	
Brooklyn Atlantic Yards - B2 BKLYN	Brooklyn, NY	Q2-14	100 %	100 %	183.9	183.9	183.9	363	—	
120 Kingston (f)	Boston, MA	Q2-14	50 %	50 %	0.0	133.3	66.7	240	5,000	
The Yards - Twelve12	Washington, D.C.	Q3-14	80 % (k)	100 %	119.8	119.8	119.8	218	88,000	Retail: 90%
West Village	Dallas, TX	Q3-14/15	100 %	100 %	88.6	88.6	88.6	381	—	
					$ 520.1	$ 653.4	$ 581.8	1,885	98,000	
Total Under Construction					**$ 535.6**	**$ 668.9**	**$ 597.3**			
Fee Development Project (d)										
Dept. of Health & Mental Hygiene (DHMH)	Baltimore, MD	Q2-14	-	-	$ 0.0	$ 135.0	$ 0.0	234,000		

FOOTNOTES

(a) As is customary within the real estate industry, the Company invests in certain real estate projects through joint ventures. For some of these projects, the Company provides funding at percentages that differ from the Company's legal ownership.

(b) Amounts represent estimated project costs to achieve stabilization and are presented on the full consolidation method of accounting, a GAAP measure. Under full consolidation, costs are reported as consolidated at 100 percent if we are deemed to have control or to be the primary beneficiary of our investments in the VIE.

(c) Project cost at pro-rata share represents Forest City's share of project cost, based on the Company's pro-rata ownership of each property (a non-GAAP measure). Under the pro-rata consolidation method of accounting the Company determines its pro-rata share by multiplying its pro-rata ownership by the total project cost of the applicable property.

(d) These are fee development projects in which the Company has no ownership interests. Therefore, these costs are not included on the full consolidation or pro-rata balance sheet.

(e) Lease commitments as of March 1, 2013.

(f) Reported under the equity method of accounting. This method represents a GAAP measure for investments in which the Company is not deemed to have control or to be the primary beneficiary of our investments in a VIE.

(g) Includes 156,000 square feet of office space.

(h) Approximately 800,000 square feet of leases have been signed representing 60% of the total 1,336,000 square feet after construction is complete. The leased percentage excluding Parcel L is 68%. Parcel L is a self contained pad site at the southern end of the center and has been assumed to be leased in the future predominantly to a single retail tenant in its own phase. Given its location on the end of the site, the lease commitment percentage has been presented both with and without the anticipated square footage for Parcel L in the denominator of Gross Leasable Area.

(i) The Nets, a member of the NBA, has a 37 year license agreement to use the arena with approximately 18,000 seats for NBA games. Additionally, the arena is expected to be the future home of the New York Islanders, a member of the National Hockey League ("NHL"), with a 14,500 seating configuration for NHL events.

(j) Represents the percentage of forecasted contractually obligated arena income that is under contract. Contractually obligated income, which include revenue from naming rights, sponsorships, suite licenses, Nets minimum rent and food concession agreements, accounts for 72% of total forecasted revenues for the arena. Percentage at January 31, 2013, excludes anticipated rent from the New York Islanders since the team is not anticipated to relocate to *Barclays Center* until 2015 and is subject to approval by the NHL.

(k) Represents legal ownership of the residential units. Legal ownership for the retail space is 100%.

Development Pipeline
Projects Under Development
as of January 31, 2013

Below is a summary of our active large scale development projects, which have yet to commence construction, referred to as our "shadow pipeline," which are crucial to our long-term growth. While we cannot make any assurances on the timing or delivery of these projects, our track record speaks to our ability to bring large, complex projects to fruition when there is demand and available construction financing. The projects listed below represent pro-rata costs of $797.7 million ($1,016.1 million at full consolidation) of Projects Under Development ("PUD") on our balance sheet and pro-rata mortgage debt of $176.0 million ($235.5 million at full consolidation).

1) *Atlantic Yards* - Brooklyn, NY

Atlantic Yards is adjacent to the state-of-the-art arena, Barclays Center, which opened in September 2012 and was designed by the award-winning firms Ellerbe Becket and SHoP Architects. Atlantic Yards is expected to feature more than 6,400 units of housing, including over 2,200 affordable units, approximately 250,000 square feet of retail space, and more than 8 acres of landscaped open space. Construction of the first residential tower, B2 BKLYN, with a total of 363 units, of which 181 are affordable, commenced in December 2012 and is expected to open in Q2-14.

2) *LiveWork Las Vegas* - Las Vegas, NV

LiveWork Las Vegas is a mixed-use project on a 13.5-acre parcel in downtown Las Vegas. At full build-out, the project will have the new 270,000 square-foot City Hall and is also expected to include up to 1 million square feet of office space and approximately 300,000 square feet of retail space. The City Hall is owned by the city of Las Vegas, which held its dedication ceremony on March 5, 2012.

3) *The Yards* - Washington, D.C.

The Yards is a 42-acre mixed-use project, located in the neighborhood of the Washington Nationals baseball park in the Capitol Riverfront District. The full project is expected to include up to 2,700 residential units, 1.8 million square feet of office space, and 300,000 square feet of retail and dining space. The Yards features a 5.5-acre publicly funded public park that is a gathering place and recreational focus for the community. The first residential building, Foundry Lofts, opened in November 2011 and includes ground level retail which opened in 2012. The first retail project, Boilermaker Shops, opened in Q4-12 and tenant construction is currently underway. The second retail project, Lumber Shed, is expected to open in Q3-13. Additionally, Twelve12, a mixed-use project, is under construction and is expected to feature 218 residential units and 88,000 square feet of retail space, with lease commitments of 90% already in place for the available retail space.

4) *Colorado Science + Technology Park at Fitzsimons* - Aurora, CO

The 184-acre Colorado Science + Technology Park at Fitzsimons is becoming a hub for the biotechnology industry in the Rocky Mountain region. Anchored by the University of Colorado at Denver Health Science Center, the University of Colorado Hospital and The Denver Children's Hospital, the park will offer cost-effective lease rates, build-to-suit office and research sites, and flexible lab and office layouts in a cutting-edge research park. The park is also adjacent to Forest City's 4,700-acre Stapleton mixed-used development.

5) *The Science + Technology Park at Johns Hopkins* - Baltimore, MD

The 31-acre Science + Technology Park at Johns Hopkins is a new center for collaborative research directly adjacent to the world-renowned Johns Hopkins medical and research complex. Initial plans call for 1.1 million square feet in five buildings, with future phases that could support additional expansion. In 2008, Forest City opened the first of those buildings, 855 North Wolfe Street, a 279,000 square-foot office building anchored by the Johns Hopkins School of Medicine's Institute for Basic Biomedical Sciences. In December 2012 Forest City completed construction and opened a 492,000 square-foot parking garage at 901 N. Washington Street, providing approximately 1,450 parking spaces for Johns Hopkins and the active buildings at the Science + Technology Park. Construction of a second commercial building totaling 234,000 square-feet commenced in January 2012. The new building is being developed on a fee basis and will be fully leased to the Department of Health & Mental Hygiene (DHMH), upon its anticipated opening in Q2-14.

6) *Waterfront Station* - Washington, D.C.

Located in Southwest Washington, D.C., Waterfront Station is adjacent to the Waterfront/Southeastern University MetroRail station. Waterfront Station is expected to include 660,000 square feet of office space, an estimated 400 residential units and 40,000 square feet of retail stores and restaurants.

7) *300 Massachusetts Avenue* - Cambridge, MA

Located in the science and technology hub of Cambridge, MA, the 300 Massachusetts Avenue block represents an expansion of University Park @ MIT. In a 50/50 partnership with MIT, Forest City is presently focused on a project that reflects a development program of approximately 260,000 square feet of lab and office space. Potential redevelopment of the entire block is possible with the acquisition of adjacent parcels in future phases, and would result in an approximately 400,000 square foot project.

Development Pipeline
Military Housing - Openings and Under Construction
as of January 31, 2013

Below is a summary of our Military Housing development projects. The Company provides development, construction and management services for these projects and receives agreed upon fees for these services. The following phases still have a percentage of units opened and under construction:

Property	Location	Opening/ Anticipated Opening	FCE Pro-Rata %	Cost at Full Consolidation	Total Cost at 100%	No. of Units
				(in millions)		
***Military Housing* - Recent Opening**						
Air Force - Southern Group: Keesler Air Force Base	Biloxi, MS	2011-2012	0.0%	$ 0.0	$ 5.0	1,188
***Military Housing* - Under Construction**						
Hawaii Phase IV	Kaneohe, HI	2007-2014	*	$ 0.0	$ 479.3	1,141
Air Force - Southern Group:						
Joint Base Charleston	Charleston, SC	2011-2013	0.0%	0.0	76.4	345
Arnold Air Force Base	Tullahoma, TN	2011-2013	0.0%	0.0	10.2	22
Shaw Air Force Base	Sumter, SC	2011-2015	0.0%	0.0	152.7	630
Total Under Construction				**$ 0.0**	**$ 718.6**	**2,138**

*The Company's share of residual cash flow ranges from 0-20% during the life cycle of the project.

Summary of Military Housing Net Operating Income (14,104 end-state units)

Development and construction management fees related to our military housing projects are earned based on a contractual percentage of the actual development and construction costs incurred. We also recognize additional development and construction incentive fees upon successful completion of certain criteria, such as incentives to realize development cost savings, encourage small and local business participation, comply with specified safety standards and other project management incentives as specified in the development and construction agreements. NOI from development, construction and incentive fees was $1,906,000 and $10,164,000 for the three months and year ended January 31, 2013, respectively, and $2,611,000 and $9,773,000 for the three months and year ended January 31, 2012, respectively.

Property management and asset management fees are earned based on a contractual percentage of the annual net rental income and annual operating income, respectively, that is generated by the military housing privatization projects as defined in the agreements. We also recognize certain property management incentive fees based upon successful completion of certain criteria as set forth in the property management agreements. Property management, management incentive and asset management fees generated NOI of $3,612,000 and $14,398,000 for the three months and year ended January 31, 2013, respectively, and $4,724,000 and $14,276,000 for the three months and year ended January 31, 2012, respectively.

Development Pipeline
Land Held for Development and Sale
as of January 31, 2013

The Company intends to retain one land development project, Stapleton, near Denver, Colorado. Stapleton represents one of the nation's largest urban redevelopments. At full build-out of 4,700 acres or 7.5 square miles, Stapleton is planned for more than 12,000 homes and apartments, a projected 3 million square-feet of retail and 10 million square-feet of office/research and development/industrial space. Centrally located 10 minutes east of Downtown Denver and 20 minutes from Denver International Airport, Stapleton is expected to be home to 30,000 residents and 35,000 workers when complete.

Location	Gross Acres (1)	Saleable Acres (2)	Option Acres (3)
Stapleton—Denver, CO	289	132	1,142

Land Held for Divestiture
as of January 31, 2013

On January 31, 2012, our Board of Directors approved a strategic decision by our senior management to reposition or divest significant portions of our Land Development Group and executed on our divestiture strategy during the year ended January 31, 2013. Below is a summary of land projects that are considered held for divestiture at January 31, 2013.

Location	Gross Acres (1)	Saleable Acres (2)	Option Acres (3)
Mesa del Sol - Albuquerque, NM	2,984	1,620	5,727
Ohio	319	233	—
North Carolina	167	167	—
Other	562	558	—
Total	4,032	2,578	5,727

(1) Gross acres represent all acres currently owned, including those used for roadways, open spaces and parks.
(2) Saleable acres represent the total of all acres owned and available for sale. We may choose to further develop some of the acres into completed sublots prior to sale.
(3) Option acres are those acres we have a formal option to acquire. Typically these options are in the form of purchase agreements with contingencies for the satisfaction of due diligence reviews.

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Common Stock Data (NYSE: FCE A and FCE B)

The following summarizes information related to the Company's Class A and Class B Common Stock based on information reported by the New York Stock Exchange:

	Quarter Ended				
	January 31, 2013	October 31, 2012	July 31, 2012	April 30, 2012	January 31, 2012
Class A Common Stock					
Closing Price, end of quarter	$ 16.91	$ 16.05	$ 14.11	$ 15.95	$ 13.13
High Closing Price	$ 17.33	$ 16.83	$ 16.19	$ 16.16	$ 14.00
Low Closing Price	$ 13.97	$ 14.03	$ 12.98	$ 13.19	$ 10.88
Average Closing Price	$ 15.95	$ 15.54	$ 14.33	$ 14.97	$ 12.32
Total Volume	56,909,509	47,754,037	37,344,444	42,370,907	56,114,430
Average Volume	917,895	758,001	583,507	683,402	905,071
Common shares outstanding, end of quarter	163,722,658	158,178,903	148,642,140	148,501,425	148,227,849
Class B Common Stock					
Closing Price, end of quarter	$ 16.90	$ 16.03	$ 14.31	$ 15.87	$ 13.17
High Closing Price	$ 17.22	$ 16.86	$ 16.20	$ 16.12	$ 13.92
Low Closing Price	$ 14.03	$ 14.06	$ 13.20	$ 13.17	$ 10.85
Average Closing Price	$ 15.89	$ 15.50	$ 14.29	$ 14.95	$ 12.29
Total Volume	51,472	23,190	50,663	41,208	75,255
Average Volume	830	368	792	665	1,214
Common shares outstanding, end of quarter	20,235,273	20,251,569	20,858,777	20,911,371	20,934,335
Common Equity Market Capitalization	$ 3,110,526,260	$ 2,863,404,044	$ 2,395,829,694	$ 2,700,461,187	$ 2,221,936,849
Quarterly dividends declared per common share Class A and Class B	$ —	$ —	$ —	$ —	$ —

Financial Covenants

The Company's bank revolving credit facility and indenture dated May 19, 2003 ("2003 Indenture") contain certain restrictive financial covenants. A summary of the key financial covenants as defined in each agreement, all of which the Company is compliant with at January 31, 2013, follows:

	Requirement Per Agreement	As of January 31, 2013	As of October 31, 2012	As of July 31, 2012	As of April 30, 2012
			(dollars in thousands)		
Credit Facility Financial Covenants [(1)]					
Debt Service Coverage Ratio	1.35x	1.84x	1.88x	1.88x	1.89x
Cash Flow Coverage Ratio	2.50x	3.62x	3.47x	3.38x	3.57x
Total Development Ratio	<17%	8.61%	8.81%	10.89%	10.96%
Minimum Consolidated Shareholders' Equity, as defined	$ 2,320,175	$ 3,678,807	$ 3,593,352	$ 3,578,597	$ 3,577,586
2003 Indenture Financial Covenants [(2)]					
Ratio of Consolidated EBITDA to Interest	>1.30x	1.81x	1.75x	1.73x	1.76x
Minimum Net Worth, as defined [(3)]	$ 1,001,048	$ 4,312,778	$ 4,179,394	$ 4,147,275	$ 4,142,140

(1) Beginning February 1, 2013, the debt service coverage ratio requirement increased to 1.40x and the cash flow coverage ratio increased to 2.75x. All other financial covenant requirements remained the same.

(2) Violation of these financial covenants alone would not automatically cause the notes issued under the 2003 Indenture to become due and payable, but would prevent the Company from incurring or permitting a subsidiary from incurring additional debt, as defined, unless otherwise permitted by the 2003 Indenture.

(3) Represents the minimum net worth requirement, as defined at January 31, 2013. This requirement fluctuates each quarter based on actual financial results of each applicable period.

Debt for Projects under Construction and Development

We use nonrecourse mortgage debt and nonrecourse notes payable for the financing of our projects under construction and development. As of January 31, 2013, the amounts outstanding compared with the total commitment under the financings are as follows:

	Full Consolidation (GAAP)	Less Noncontrolling Interest	Plus Unconsolidated Investments at Pro-Rata	Pro-Rata Consolidation (Non-GAAP)
		(in thousands)		
Outstanding				
Fixed	$ 299,565	$ 59,537	$ —	$ 240,028
Variable				
Taxable	62,725	—	—	62,725
Tax-Exempt	53,500	—	—	53,500
Total outstanding on projects under construction and development [1]	$ 415,790	$ 59,537	$ —	$ 356,253
Commitment				
Fixed	$ 486,267	$ 63,813	$ —	$ 422,454
Variable				
Taxable	119,256	3,515	—	115,741
Tax-Exempt	100,460	—	—	100,460
Total commitment	$ 705,983	$ 67,328	$ —	$ 638,655

(1) Proceeds from outstanding debt of $124,497, at full and pro-rata consolidation, respectively, described above are recorded as restricted cash and escrowed funds in our Consolidated Balance Sheet. For bonds issued in conjunction with development, the full amount of the bonds is issued at the beginning of construction and must remain in escrow until costs are incurred.

Nonrecourse Debt

Our primary capital strategy seeks to isolate the operating and financial risk at the property level to maximize returns and reduce risk on and of our equity capital. As such, substantially all of our operating and development properties are separately encumbered with nonrecourse mortgage debt which in some limited circumstances is supplemented by nonrecourse notes payable (collectively "nonrecourse debt").

We use taxable and tax-exempt nonrecourse debt for our real estate projects. For real estate projects financed with tax-exempt debt, we generally utilize variable-rate debt. For construction loans, we generally pursue variable-rate financings with maturities ranging from two to five years. For those real estate projects financed with taxable debt, we generally seek long-term, fixed-rate financing for those operating projects whose loans mature or are projected to open and achieve stabilized operations. The availability of nonrecourse mortgage capital is improving, especially in strong markets, but is still not at the levels before the economic downturn. For those assets that cannot be refinanced at attractive terms, we attempt to extend the maturities with existing lenders.

We are actively working to refinance and/or extend the maturities of the nonrecourse debt that are coming due in the next 24 months. During the year ended January 31, 2013, we completed the following financings:

Purpose of Financing	Full Consolidation	Less Noncontrolling Interest	Plus Unconsolidated Investments at Pro-Rata	Pro-Rata Consolidation
		(in thousands)		
Refinancings	$ 339,730	$ 16,032	$ 135,071	$ 458,769
Construction and development projects [1]	433,758	3,515	—	430,243
Loan extensions/additional fundings	894,103	2,642	25,587	917,048
	$ 1,667,591	$ 22,189	$ 160,658	$ 1,806,060

(1) Represents the full amount available to be drawn on the loans.

Scheduled Maturities Table: Nonrecourse Debt ***(dollars in thousands)***
As of January 31, 2013

	Fiscal Year Ending January 31, 2014				Fiscal Year Ending January 31, 2015			
	Full Consolidation	Less Noncontrolling Interest	Plus Unconsolidated Investments at Pro-Rata	Pro-Rata Consolidation	Full Consolidation	Less Noncontrolling Interest	Plus Unconsolidated Investments at Pro-Rata	Pro-Rata Consolidation
Fixed:								
Fixed-rate debt	$ 646,225	$ 60,794	$ 136,646	$ 722,077	$ 296,354	$ 33,617	$ 244,319	$ 507,056
Weighted average rate	6.18%	9.70%	6.25%	5.89%	6.01%	5.96%	5.50%	5.77%
Variable:								
Variable-rate debt	160,412	1,122	47,592	206,882	607,113	98	30,541	637,556
Weighted average rate	4.31%	3.01%	3.20%	4.06%	3.53%	3.63%	4.23%	3.57%
Tax-Exempt	1	—	53,510	53,511	90,810	—	1,565	92,375
Weighted average rate	3.06%	—%	3.18%	3.18%	2.71%	—%	1.47%	2.69%
Total variable-rate debt	160,413	1,122	101,102	260,393	697,923	98	32,106	729,931
Total Nonrecourse Debt	**$ 806,638**	**$ 61,916**	**$ 237,748**	**$ 982,470**	**$ 994,277**	**$ 33,715**	**$ 276,425**	**$ 1,236,987**
Weighted Average Rate	**5.81%**	**9.58%**	**4.95%**	**5.36%**	**4.20%**	**5.96%**	**5.34%**	**4.40%**

	Fiscal Year Ending January 31, 2016				Fiscal Year Ending January 31, 2017			
	Full Consolidation	Less Noncontrolling Interest	Plus Unconsolidated Investments at Pro-Rata	Pro-Rata Consolidation	Full Consolidation	Less Noncontrolling Interest	Plus Unconsolidated Investments at Pro-Rata	Pro-Rata Consolidation
Fixed:								
Fixed-rate debt	$ 350,543	$ 28,822	$ 117,364	$ 439,085	$ 366,205	$ 6,322	$ 90,663	$ 450,546
Weighted average rate	5.55%	5.85%	5.19%	5.43%	5.71%	5.97%	6.44%	5.85%
Variable:								
Variable-rate debt	34,560	4,166	123,877	154,271	179	—	12,316	12,495
Weighted average rate	3.48%	3.61%	2.22%	2.47%	3.21%	—%	2.16%	2.17%
Tax-Exempt	45,010	—	53,034	98,044	10	—	—	10
Weighted average rate	2.12%	—%	2.34%	2.24%	3.06%	—%	—%	3.06%
Total variable-rate debt	79,570	4,166	176,911	252,315	189	—	12,316	12,505
Total Nonrecourse Debt	**$ 430,113**	**$ 32,988**	**$ 294,275**	**$ 691,400**	**$ 366,394**	**$ 6,322**	**$ 102,979**	**$ 463,051**
Weighted Average Rate	**5.02%**	**5.57%**	**3.43%**	**4.32%**	**5.71%**	**5.97%**	**5.93%**	**5.75%**

Scheduled Maturities Table: Nonrecourse Debt *(dollars in thousands)* (continued)
As of January 31, 2013

	Fiscal Year Ending January 31, 2018				Thereafter			
	Full Consolidation	Less Noncontrolling Interest	Plus Unconsolidated Investments at Pro-Rata	Pro-Rata Consolidation	Full Consolidation	Less Noncontrolling Interest	Plus Unconsolidated Investments at Pro-Rata	Pro-Rata Consolidation
Fixed:								
Fixed-rate debt	$ 555,014	$ 70,173	$ 404,877	$ 889,718	$ 1,543,803	$ 277,907	$ 471,547	$ 1,737,443
Weighted average rate	4.26%	3.08%	5.85%	5.08%	5.53%	7.71%	5.05%	5.05%
Variable:								
Variable-rate debt	644,670	—	3,618	648,288	63,996	—	141,028	205,024
Weighted average rate	6.38%	—%	3.36%	6.36%	5.90%	—%	3.67%	4.36%
Tax-Exempt	10	—	24,856	24,866	335,745	4,107	86,800	418,438
Weighted average rate	3.06%	—%	1.38%	1.38%	1.28%	1.09%	1.23%	1.28%
Total variable-rate debt	644,680	—	28,474	673,154	399,741	4,107	227,828	623,462
Total Nonrecourse Debt	**$ 1,199,694**	**$ 70,173**	**$ 433,351**	**$ 1,562,872**	**$ 1,943,544**	**$ 282,014**	**$ 699,375**	**$ 2,360,905**
Weighted Average Rate	**5.40%**	**3.08%**	**5.57%**	**5.55%**	**4.81%**	**7.61%**	**4.30%**	**4.32%**

	Total			
	Full Consolidation	Less Noncontrolling Interest	Plus Unconsolidated Investments at Pro-Rata	Pro-Rata Consolidation
Fixed:				
Fixed-rate debt	$ 3,758,144	$ 477,635	$ 1,465,416	$ 4,745,925
Weighted average rate	5.51%	7.02%	5.56%	5.37%
Variable:				
Variable-rate debt	1,510,930	5,386	358,972	1,864,516
Weighted average rate	4.93%	3.49%	3.10%	4.58%
Tax-Exempt	471,586	4,107	219,765	687,244
Weighted average rate	1.64%	1.09%	1.99%	1.75%
Total variable-rate debt	1,982,516	9,493	578,737	2,551,760
Total Nonrecourse Debt	**$ 5,740,660**	**$ 487,128**	**$ 2,044,153**	**$ 7,297,685**
Weighted Average Rate	**5.04%**	**6.93%**	**4.74%**	**4.83%**

Forest City Rental Properties Corporation ("FCRPC") is a wholly-owned subsidiary of Forest City Enterprises, Inc. engaged in the ownership, development, management and acquisition of real estate projects, including regional malls, specialty/urban retail centers, office and life science buildings, hotels, mixed-use projects, as well as large land development projects, residential rental properties, development of for-sale condominium projects and also owns interests in entities that develop and manage military family housing.

Forest City Rental Properties Corporation and Subsidiaries
Consolidated Balance Sheet Information - January 31, 2013 (Unaudited)

	Full Consolidation (GAAP)	Less Noncontrolling Interest	Plus Unconsolidated Investments at Pro-Rata	Pro-Rata Consolidation (Non-GAAP)
		(in thousands)		
Assets				
Real Estate				
Completed rental properties	$ 8,620,297	$ 729,409	$ 2,624,693	$ 10,515,581
Projects under construction and development	1,326,703	221,370	33,164	1,138,497
Land held for development and sale	65,059	6,258	—	58,801
Total Real Estate	10,012,059	957,037	2,657,857	11,712,879
Less accumulated depreciation	(1,645,689)	(46,207)	(593,490)	(2,192,972)
Real Estate, net	8,366,370	910,830	2,064,367	9,519,907
Cash and equivalents	216,355	24,834	55,569	247,090
Restricted cash and escrowed funds	409,898	46,549	82,200	445,549
Notes and accounts receivable, net	397,151	26,657	29,666	400,160
Investments in and advances to unconsolidated entities	455,546	(173,006)	(387,196)	241,356
Other assets	552,233	40,560	74,785	586,458
Land held for divestiture	626	—	7,001	7,627
Total Assets	$ 10,398,179	$ 876,424	$ 1,926,392	$ 11,448,147
Liabilities and Shareholder's Equity				
Liabilities				
Mortgage debt and notes payable, nonrecourse	$ 5,738,960	$ 487,128	$ 2,034,834	$ 7,286,666
Bank revolving credit facility	—	—	—	—
Accounts payable, accrued expenses and other liabilities	973,082	104,722	181,983	1,050,343
Accounts payable to Forest City Enterprises, Inc.	524,520	—	—	524,520
Cash distributions and losses in excess of investments in unconsolidated entities	292,727	(29,646)	(299,744)	22,629
Deferred income taxes	532,835	—	—	532,835
Mortgage debt and notes payable, nonrecourse on land held for divestiture	1,700	—	9,319	11,019
Total Liabilities	8,063,824	562,204	1,926,392	9,428,012
Redeemable Noncontrolling Interest	239,136	239,136	—	—
Equity				
Shareholders' Equity				
Shareholders' equity before accumulated other comprehensive loss	1,931,958	—	—	1,931,958
Accumulated other comprehensive loss	(97,844)	—	—	(97,844)
Total Shareholders' Equity	1,834,114	—	—	1,834,114
Noncontrolling interest	261,105	75,084	—	186,021
Total Equity	2,095,219	75,084	—	2,020,135
Total Liabilities and Equity	$ 10,398,179	$ 876,424	$ 1,926,392	$ 11,448,147

Forest City Rental Properties Corporation and Subsidiaries
Consolidated Earnings Information – Year Ended January 31, 2013 (Unaudited)

	Full Consolidation (GAAP)	Less Noncontrolling Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation (Non-GAAP)
			(in thousands)		
Revenues from real estate operations	$ 1,131,065	$ 73,536	$ 395,686	$ 26,474	$ 1,479,689
Expenses					
Operating expenses	667,463	51,445	178,410	12,149	806,577
Depreciation and amortization	227,675	8,852	77,834	6,159	302,816
Impairment of real estate	30,660	—	390	4,254	35,304
Net loss on land held for divestiture activity	5,523	—	31,765	—	37,288
	931,321	60,297	288,399	22,562	1,181,985
Interest expense	(264,665)	(16,221)	(102,655)	(7,251)	(358,350)
Amortization of mortgage procurement costs	(12,028)	(526)	(3,163)	(243)	(14,908)
Gain (loss) on extinguishment of debt	7,885	(603)	(495)	(464)	7,529
Interest and other income	44,955	694	2,437	20	46,718
Net gain on disposition of full or partial interests in rental properties	—	—	51,066	99,935	151,001
Earnings (loss) before income taxes	(24,109)	(3,417)	54,477	95,909	129,694
Income tax expense (benefit)					
Current	3,676	—	—	61,950	65,626
Deferred	7,399	—	—	(18,118)	(10,719)
	11,075	—	—	43,832	54,907
Net gain on change in control of interests	6,766	2,702	—	—	4,064
Equity in earnings (loss) of unconsolidated entities, including impairment	85,891	347	(86,242)	—	(698)
Net loss on land held for divestiture activity of unconsolidated entities	(31,765)	—	31,765	—	—
	54,126	347	(54,477)	—	(698)
Earnings (loss) from continuing operations	25,708	(368)	—	52,077	78,153
Discontinued operations, net of tax:					
Operating earnings from rental properties	527	387	—	(140)	—
Impairment of real estate	(2,604)	—	—	2,604	—
Gain on disposition of rental properties	55,506	965	—	(54,541)	—
	53,429	1,352	—	(52,077)	—
Net earnings	79,137	984	—	—	78,153
Noncontrolling interests					
Loss from continuing operations attributable to noncontrolling interests	368	368	—	—	—
Earnings from discontinued operations attributable to noncontrolling interests	(1,352)	(1,352)	—	—	—
	(984)	(984)	—	—	—
Net earnings attributable to Forest City Enterprises, Inc.	$ 78,153	$ —	$ —	$ —	$ 78,153

Summary of Funds From Operations (FFO) — Three Months Ended January 31, 2013 and 2012 *(in thousands)*

	Commercial Group 2012					Commercial Group 2011				
	Full Consolidation (GAAP)	Less Noncontrolling Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation (Non-GAAP)	Full Consolidation (GAAP)	Less Noncontrolling Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation (Non-GAAP)
Revenues from real estate operations	$ 185,067	$ 6,804	$ 58,399	$ 1,989	$ 238,651	$ 177,818	$ 7,377	$ 59,849	$ 9,448	$ 239,738
Exclude straight-line rent adjustment	(4,501)	—	—	52	(4,449)	(5,380)	—	—	(8)	(5,388)
Adjusted revenues	180,566	6,804	58,399	2,041	234,202	172,438	7,377	59,849	9,440	234,350
Add interest and other income	2,291	60	49	2	2,282	2,686	117	47	4	2,620
Equity in earnings (loss) of unconsolidated entities, including impairment	5,413	—	(5,413)	—	—	5,131	—	(5,131)	—	—
Net (gain) loss on land held for divestiture activity of unconsolidated entities	—	—	—	—	—	—	—	—	—	—
Exclude gain on disposition of unconsolidated entities	—	—	—	—	—	—	—	—	—	—
Exclude impairment of unconsolidated real estate	—	—	—	—	—	1,095	—	(1,095)	—	—
Exclude depreciation and amortization of unconsolidated entities	11,387	—	(11,387)	—	—	11,568	—	(11,568)	—	—
Exclude interest expense of unconsolidated entities	15,696	—	(15,696)	—	—	16,652	—	(16,652)	—	—
Exclude (gain) loss on extinguishment of debt of unconsolidated entities	(818)	—	818	—	—	1	—	(1)	—	—
Adjusted total income	**214,535**	**6,864**	**26,770**	**2,043**	**236,484**	**209,571**	**7,494**	**25,449**	**9,444**	**236,970**
Operating expenses	114,561	2,736	26,770	913	139,508	94,423	3,266	25,449	5,383	121,989
Non-Real Estate depreciation and amortization	266	—	—	—	266	271	—	—	—	271
Exclude straight-line rent adjustment	(737)	—	—	—	(737)	(1,092)	—	—	(3)	(1,095)
Exclude preference payment	—	—	—	—	—	24	—	—	—	24
Adjusted operating expenses	**114,090**	**2,736**	**26,770**	**913**	**139,037**	**93,626**	**3,266**	**25,449**	**5,380**	**121,189**
Net operating income	**100,445**	**4,128**	**—**	**1,130**	**97,447**	**115,945**	**4,228**	**—**	**4,064**	**115,781**
Interest expense	(54,108)	(2,230)	(15,696)	(576)	(68,150)	(43,497)	(2,293)	(16,652)	(2,285)	(60,141)
Interest expense of unconsolidated entities	(15,696)	—	15,696	—	—	(16,652)	—	16,652	—	—
Gain (loss) on extinguishment of debt	289	—	818	—	1,107	900	134	(1)	—	765
Gain (loss) on extinguishment of debt of unconsolidated entities	818	—	(818)	—	—	(1)	—	1	—	—
Net gain (loss) on land held for divestiture activity	—	—	—	—	—	—	—	—	—	—
Net gain (loss) on land held for divestiture activity of unconsolidated entities	—	—	—	—	—	—	—	—	—	—
Preference payment	—	—	—	—	—	24	—	—	—	24
Amortization of mortgage procurement costs - Real Estate Groups	(2,725)	—	—	(3)	(2,728)	(2,512)	—	—	(189)	(2,701)
Straight-line rent adjustment	3,764	—	—	(52)	3,712	4,288	—	—	5	4,293
Noncontrolling interest in FFO	(1,898)	(1,898)	—	—	—	(2,069)	(2,069)	—	—	—
Pre-tax FFO from discontinued operations	499	—	—	(499)	—	1,595	—	—	(1,595)	—
Pre-Tax FFO	**31,388**	—	—	—	**31,388**	**58,021**	—	—	—	**58,021**
Income tax benefit (expense) on FFO	—	—	—	—	—	—	—	—	—	—
Funds From Operations (FFO)	**$ 31,388**	**$ —**	**$ —**	**$ —**	**$ 31,388**	**$ 58,021**	**$ —**	**$ —**	**$ —**	**$ 58,021**
Depreciation and amortization - Real Estate Groups	(55,352)	—	—	(257)	(55,609)	(48,682)	—	—	(2,029)	(50,711)
Gain on disposition of rental properties and partial interests in rental properties, net of noncontrolling interest	—	—	—	26,877	26,877	—	—	—	11,859	11,859
Gain on disposition of unconsolidated entities	—	—	—	—	—	—	—	—	—	—
Impairment of consolidated and unconsolidated depreciable real estate	—	—	—	—	—	—	—	(1,095)	—	(1,095)
Impairment of unconsolidated depreciable real estate	—	—	—	—	—	(1,095)	—	1,095	—	—
Non-FFO from discontinued operations	26,620	—	—	(26,620)	—	9,830	—	—	(9,830)	—
Net earnings (loss) attributable to Forest City Enterprises, Inc.	**$ 2,656**	**$ —**	**$ —**	**$ —**	**$ 2,656**	**$ 18,074**	**$ —**	**$ —**	**$ —**	**$ 18,074**

Summary of Funds From Operations (FFO) — Three Months Ended January 31, 2013 and 2012 *(in thousands)* (continued)

	Residential Group 2012					Residential Group 2011				
	Full Consolidation (GAAP)	Less Noncontrolling Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation (Non-GAAP)	Full Consolidation (GAAP)	Less Noncontrolling Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation (Non-GAAP)
Revenues from real estate operations	$ 71,644	$ 6,789	$ 44,515	$ 882	$ 110,252	$ 73,195	$ 8,145	$ 41,654	$ 2,400	$ 109,104
Exclude straight-line rent adjustment	88	—	—	—	88	100	—	—	—	100
Adjusted revenues	71,732	6,789	44,515	882	110,340	73,295	8,145	41,654	2,400	109,204
Add interest and other income	6,192	(1,024)	204	—	7,420	4,454	115	295	—	4,634
Equity in earnings (loss) of unconsolidated entities, including impairment	38,922	87	(38,101)	—	734	1,820	(413)	(1,918)	—	315
Net (gain) loss on land held for divestiture activity of unconsolidated entities	—	—	—	—	—	—	—	—	—	—
Exclude gain on disposition of unconsolidated entities	(34,959)	—	34,959	—	—	—	—	—	—	—
Exclude impairment of unconsolidated real estate	—	—	—	—	—	—	—	—	—	—
Exclude depreciation and amortization of unconsolidated entities	9,176	—	(9,176)	—	—	9,357	—	(9,357)	—	—
Exclude interest expense of unconsolidated entities	10,655	—	(10,655)	—	—	9,774	—	(9,774)	—	—
Exclude (gain) loss on extinguishment of debt of unconsolidated entities	—	—	—	—	—	(115)	—	115	—	—
Adjusted total income	**101,718**	**5,852**	**21,746**	**882**	**118,494**	**98,585**	**7,847**	**21,015**	**2,400**	**114,153**
Operating expenses	53,243	5,191	21,746	721	70,519	54,455	7,006	21,015	977	69,441
Non-Real Estate depreciation and amortization	160	—	—	—	160	153	—	—	—	153
Exclude straight-line rent adjustment	—	—	—	—	—	—	—	—	—	—
Exclude preference payment	—	—	—	—	—	—	—	—	—	—
Adjusted operating expenses	**53,403**	**5,191**	**21,746**	**721**	**70,679**	**54,608**	**7,006**	**21,015**	**977**	**69,594**
Net operating income	**48,315**	**661**	—	**161**	**47,815**	**43,977**	**841**	—	**1,423**	**44,559**
Interest expense	(5,112)	(281)	(10,655)	(257)	(15,743)	(6,068)	(332)	(9,774)	(609)	(16,119)
Interest expense of unconsolidated entities	(10,655)	—	10,655	—	—	(9,774)	—	9,774	—	—
Gain (loss) on extinguishment of debt	(481)	—	—	(272)	(753)	(644)	—	115	—	(529)
Gain (loss) on extinguishment of debt of unconsolidated entities	—	—	—	—	—	115	—	(115)	—	—
Net gain (loss) on land held for divestiture activity	—	—	—	—	—	—	—	—	—	—
Net gain (loss) on land held for divestiture activity of unconsolidated entities	—	—	—	—	—	—	—	—	—	—
Preference payment	—	—	—	—	—	—	—	—	—	—
Amortization of mortgage procurement costs - Real Estate Groups	(791)	—	—	(4)	(795)	(771)	—	—	(14)	(785)
Straight-line rent adjustment	(88)	—	—	—	(88)	(100)	—	—	—	(100)
Noncontrolling interest in FFO	(380)	(380)	—	—	—	(509)	(509)	—	—	—
Pre-tax FFO from discontinued operations	(372)	—	—	372	—	800	—	—	(800)	—
Pre-Tax FFO	**30,436**	—	—	—	**30,436**	**27,026**	—	—	—	**27,026**
Income tax benefit (expense) on FFO	—	—	—	—	—	—	—	—	—	—
Funds From Operations (FFO)	**$ 30,436**	**$ —**	**$ —**	**$ —**	**$ 30,436**	**$ 27,026**	**$ —**	**$ —**	**$ —**	**$ 27,026**
Depreciation and amortization - Real Estate Groups	(25,079)	—	—	(191)	(25,270)	(21,073)	—	—	(803)	(21,876)
Gain on disposition of rental properties and partial interests in rental properties, net of noncontrolling interest	—	—	34,959	45,845	80,804	2,255	—	—	—	2,255
Gain on disposition of unconsolidated entities	34,959	—	(34,959)	—	—	—	—	—	—	—
Impairment of consolidated and unconsolidated depreciable real estate	—	—	—	—	—	—	—	—	—	—
Impairment of unconsolidated depreciable real estate	—	—	—	—	—	—	—	—	—	—
Non-FFO from discontinued operations	45,654	—	—	(45,654)	—	(803)	—	—	803	—
Net earnings (loss) attributable to Forest City Enterprises, Inc.	**$ 85,970**	**$ —**	**$ —**	**$ —**	**$ 85,970**	**$ 7,405**	**$ —**	**$ —**	**$ —**	**$ 7,405**

Summary of Funds From Operations (FFO) — Three Months Ended January 31, 2013 and 2012 *(in thousands)* (continued)

	Arena 2012					Arena 2011				
	Full Consolidation (GAAP)	Less Noncontrolling Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation (Non-GAAP)	Full Consolidation (GAAP)	Less Noncontrolling Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation (Non-GAAP)
Revenues from real estate operations	$ 30,987	$ 13,920	$ —	$ —	$ 17,067	$ 413	$ 273	$ —	$ —	$ 140
Exclude straight-line rent adjustment	182	—	—	—	182	(20)	—	—	—	(20)
Adjusted revenues	31,169	13,920	—	—	17,249	393	273	—	—	120
Add interest and other income	—	—	—	—	—	—	—	—	—	—
Equity in earnings (loss) of unconsolidated entities, including impairment	—	—	—	—	—	—	—	—	—	—
Net (gain) loss on land held for divestiture activity of unconsolidated entities	—	—	—	—	—	—	—	—	—	—
Exclude gain on dispostion of unconsolidated entities	—	—	—	—	—	—	—	—	—	—
Exclude impairment of unconsolidated real estate	—	—	—	—	—	—	—	—	—	—
Exclude depreciation and amortization of unconsolidated entities	—	—	—	—	—	—	—	—	—	—
Exclude interest expense of unconsolidated entities	—	—	—	—	—	—	—	—	—	—
Exclude (gain) loss on extinguishment of debt of unconsolidated entities	—	—	—	—	—	—	—	—	—	—
Adjusted total income	**31,169**	**13,920**	—	—	**17,249**	**393**	**273**	—	—	**120**
Operating expenses	22,898	10,136	—	—	12,762	4,484	1,988	—	—	2,496
Non-Real Estate depreciation and amortization	—	—	—	—	—	—	—	—	—	—
Exclude straight-line rent adjustment	—	—	—	—	—	—	—	—	—	—
Exclude preference payment	—	—	—	—	—	—	—	—	—	—
Adjusted operating expenses	**22,898**	**10,136**	—	—	**12,762**	**4,484**	**1,988**	—	—	**2,496**
Net operating income	**8,271**	**3,784**	—	—	**4,487**	**(4,091)**	**(1,715)**	—	—	**(2,376)**
Interest expense	(8,964)	(4,566)	—	—	(4,398)	3,881	—	—	—	3,881
Interest expense of unconsolidated entities	—	—	—	—	—	—	—	—	—	—
Gain (loss) on extinguishment of debt	—	—	—	—	—	—	—	—	—	—
Gain (loss) on extinguishment of debt of unconsolidated entities	—	—	—	—	—	—	—	—	—	—
Net gain (loss) on land held for divestiture activity	—	—	—	—	—	—	—	—	—	—
Net gain (loss) on land held for divestiture activity of unconsolidated entities	—	—	—	—	—	—	—	—	—	—
Preference payment	—	—	—	—	—	—	—	—	—	—
Amortization of mortgage procurement costs - Real Estate Groups	(81)	—	—	—	(81)	—	—	—	—	—
Straight-line rent adjustment	(182)	—	—	—	(182)	20	—	—	—	20
Noncontrolling interest in FFO	782	782	—	—	—	1,715	1,715	—	—	—
Pre-tax FFO from discontinued operations	—	—	—	—	—	—	—	—	—	—
Pre-Tax FFO	**(174)**	—	—	—	**(174)**	**1,525**	—	—	—	**1,525**
Income tax benefit (expense) on FFO	—	—	—	—	—	—	—	—	—	—
Funds From Operations (FFO)	**$ (174)**	**$ —**	**$ —**	**$ —**	**$ (174)**	**$ 1,525**	**$ —**	**$ —**	**$ —**	**$ 1,525**
Depreciation and amortization - Real Estate Groups	(3,816)	—	—	—	(3,816)	—	—	—	—	—
Gain on disposition of rental properties and partial interests in rental properties, net of noncontrolling interest	—	—	—	—	—	—	—	—	—	—
Gain on disposition of unconsolidated entities	—	—	—	—	—	—	—	—	—	—
Impairment of consolidated and unconsolidated depreciable real estate	—	—	—	—	—	—	—	—	—	—
Impairment of unconsolidated depreciable real estate	—	—	—	—	—	—	—	—	—	—
Non-FFO from discontinued operations	—	—	—	—	—	—	—	—	—	—
Net earnings (loss) attributable to Forest City Enterprises, Inc.	**$ (3,990)**	**$ —**	**$ —**	**$ —**	**$ (3,990)**	**$ 1,525**	**$ —**	**$ —**	**$ —**	**$ 1,525**

Summary of Funds From Operations (FFO) — Three Months Ended January 31, 2013 and 2012 *(in thousands)* (continued)

	Land Group 2012					Land Group 2011				
	Full Consolidation (GAAP)	Less Noncontrolling Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation (Non-GAAP)	Full Consolidation (GAAP)	Less Noncontrolling Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation (Non-GAAP)
Revenues from real estate operations	$ 18,240	$ 1,779	$ 46	$ —	$ 16,507	$ 20,348	$ 1,772	$ 4,810	$ —	$ 23,386
Exclude straight-line rent adjustment	—	—	—	—	—	—	—	—	—	—
Adjusted revenues	18,240	1,779	46	—	16,507	20,348	1,772	4,810	—	23,386
Add interest and other income	2,642	256	(1)	—	2,385	2,813	226	—	—	2,587
Equity in earnings (loss) of unconsolidated entities, including impairment	194	—	(147)	—	47	(38,508)	—	38,518	—	10
Net (gain) loss on land held for divestiture activity of unconsolidated entities	(1,393)	—	1,393	—	—	39,802	—	(39,802)	—	—
Exclude gain on disposition of unconsolidated entities	—	—	—	—	—	—	—	—	—	—
Exclude impairment of unconsolidated real estate	—	—	—	—	—	—	—	—	—	—
Exclude depreciation and amortization of unconsolidated entities	19	—	(19)	—	—	64	—	(64)	—	—
Exclude interest expense of unconsolidated entities	142	—	(142)	—	—	31	—	(31)	—	—
Exclude (gain) loss on extinguishment of debt of unconsolidated entities	—	—	—	—	—	—	—	—	—	—
Adjusted total income	**19,844**	**2,035**	**1,130**	—	**18,939**	**24,550**	**1,998**	**3,431**	—	**25,983**
Operating expenses	12,865	1,062	1,130	—	12,933	18,457	1,291	3,431	—	20,597
Non-Real Estate depreciation and amortization	63	—	—	—	63	22	—	—	—	22
Exclude straight-line rent adjustment	—	—	—	—	—	—	—	—	—	—
Exclude preference payment	—	—	—	—	—	—	—	—	—	—
Adjusted operating expenses	**12,928**	**1,062**	**1,130**	—	**12,996**	**18,479**	**1,291**	**3,431**	—	**20,619**
Net operating income	**6,916**	**973**	—	—	**5,943**	**6,071**	**707**	—	—	**5,364**
Interest expense	280	—	(142)	—	138	(978)	(163)	(31)	—	(846)
Interest expense of unconsolidated entities	(142)	—	142	—	—	(31)	—	31	—	—
Gain (loss) on extinguishment of debt	—	—	—	—	—	—	—	—	—	—
Gain (loss) on extinguishment of debt of unconsolidated entities	—	—	—	—	—	—	—	—	—	—
Net gain (loss) on land held for divestiture activity	12,131	(4,588)	1,393	—	18,112	(113,804)	(243)	(39,802)	—	(153,363)
Net gain (loss) on land held for divestiture activity of unconsolidated entities	1,393	—	(1,393)	—	—	(39,802)	—	39,802	—	—
Preference payment	—	—	—	—	—	—	—	—	—	—
Amortization of mortgage procurement costs - Real Estate Groups	(48)	—	—	—	(48)	(85)	—	—	—	(85)
Straight-line rent adjustment	—	—	—	—	—	—	—	—	—	—
Noncontrolling interest in FFO	3,615	3,615	—	—	—	(301)	(301)	—	—	—
Pre-tax FFO from discontinued operations	—	—	—	—	—	—	—	—	—	—
Pre-Tax FFO	**24,145**	—	—	—	**24,145**	**(148,930)**	—	—	—	**(148,930)**
Income tax benefit (expense) on FFO	—	—	—	—	—	—	—	—	—	—
Funds From Operations (FFO)	**$ 24,145**	**$ —**	**$ —**	**$ —**	**$ 24,145**	**$ (148,930)**	**$ —**	**$ —**	**$ —**	**$ (148,930)**
Depreciation and amortization - Real Estate Groups	(306)	—	—	—	(306)	(55)	—	—	—	(55)
Gain on disposition of rental properties and partial interests in rental properties, net of noncontrolling interest	—	—	—	—	—	—	—	—	—	—
Gain on disposition of unconsolidated entities	—	—	—	—	—	—	—	—	—	—
Impairment of consolidated and unconsolidated depreciable real estate	—	—	—	—	—	—	—	—	—	—
Impairment of unconsolidated depreciable real estate	—	—	—	—	—	—	—	—	—	—
Non-FFO from discontinued operations	—	—	—	—	—	—	—	—	—	—
Net earnings (loss) attributable to Forest City Enterprises, Inc.	$ 23,839	$ —	$ —	$ —	$ 23,839	$ (148,985)	$ —	$ —	$ —	$ (148,985)

Summary of Funds From Operations (FFO) — Three Months Ended January 31, 2013 and 2012 *(in thousands)* (continued)

	The Nets Group 2012					The Nets Group 2011				
	Full Consolidation (GAAP)	Less Noncontrolling Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation (Non-GAAP)	Full Consolidation (GAAP)	Less Noncontrolling Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation (Non-GAAP)
Revenues from real estate operations	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Exclude straight-line rent adjustment	—	—	—	—	—	—	—	—	—	—
Adjusted revenues	—	—	—	—	—	—	—	—	—	—
Add interest and other income	—	—	—	—	—	—	—	—	—	—
Equity in earnings (loss) of unconsolidated entities, including impairment	18,035	—	—	—	18,035	(11,845)	—	—	—	(11,845)
Net (gain) loss on land held for divestiture activity of unconsolidated entities	—	—	—	—	—	—	—	—	—	—
Exclude gain on disposition of unconsolidated entities	—	—	—	—	—	—	—	—	—	—
Exclude impairment of unconsolidated real estate	—	—	—	—	—	—	—	—	—	—
Exclude depreciation and amortization of unconsolidated entities	—	—	—	—	—	—	—	—	—	—
Exclude interest expense of unconsolidated entities	—	—	—	—	—	—	—	—	—	—
Exclude (gain) loss on extinguishment of debt of unconsolidated entities	—	—	—	—	—	—	—	—	—	—
Adjusted total income	**18,035**	—	—	—	**18,035**	**(11,845)**	—	—	—	**(11,845)**
Operating expenses	—	—	—	—	—	—	—	—	—	—
Non-Real Estate depreciation and amortization	—	—	—	—	—	—	—	—	—	—
Exclude straight-line rent adjustment	—	—	—	—	—	—	—	—	—	—
Exclude preference payment	—	—	—	—	—	—	—	—	—	—
Adjusted operating expenses	—	—	—	—	—	—	—	—	—	—
Net operating income	**18,035**	—	—	—	**18,035**	**(11,845)**	—	—	—	**(11,845)**
Interest expense	—	—	—	—	—	—	—	—	—	—
Interest expense of unconsolidated entities	—	—	—	—	—	—	—	—	—	—
Gain (loss) on extinguishment of debt	—	—	—	—	—	—	—	—	—	—
Gain (loss) on extinguishment of debt of unconsolidated entities	—	—	—	—	—	—	—	—	—	—
Net gain (loss) on land held for divestiture activity	—	—	—	—	—	—	—	—	—	—
Net gain (loss) on land held for divestiture activity of unconsolidated entities	—	—	—	—	—	—	—	—	—	—
Preference payment	—	—	—	—	—	—	—	—	—	—
Amortization of mortgage procurement costs - Real Estate Groups	—	—	—	—	—	—	—	—	—	—
Straight-line rent adjustment	—	—	—	—	—	—	—	—	—	—
Noncontrolling interest in FFO	—	—	—	—	—	—	—	—	—	—
Pre-tax FFO from discontinued operations	—	—	—	—	—	—	—	—	—	—
Pre-Tax FFO	**18,035**	—	—	—	**18,035**	**(11,845)**	—	—	—	**(11,845)**
Income tax benefit (expense) on FFO	—	—	—	—	—	—	—	—	—	—
Funds From Operations (FFO)	**$ 18,035**	**$ —**	**$ —**	**$ —**	**$ 18,035**	**$ (11,845)**	**$ —**	**$ —**	**$ —**	**$ (11,845)**
Depreciation and amortization - Real Estate Groups	—	—	—	—	—	—	—	—	—	—
Gain on disposition of rental properties and partial interests in rental properties, net of noncontrolling interest	—	—	—	—	—	—	—	—	—	—
Gain on disposition of unconsolidated entities	—	—	—	—	—	—	—	—	—	—
Impairment of consolidated and unconsolidated depreciable real estate	—	—	—	—	—	—	—	—	—	—
Impairment of unconsolidated depreciable real estate	—	—	—	—	—	—	—	—	—	—
Non-FFO from discontinued operations	—	—	—	—	—	—	—	—	—	—
Net earnings (loss) attributable to Forest City Enterprises, Inc.	**$ 18,035**	**$ —**	**$ —**	**$ —**	**$ 18,035**	**$ (11,845)**	**$ —**	**$ —**	**$ —**	**$ (11,845)**

Summary of Funds From Operations (FFO) — Three Months Ended January 31, 2013 and 2012 *(in thousands)* (continued)

	Corporate Group 2012					Corporate Group 2011				
	Full Consolidation (GAAP)	Less Noncontrolling Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation (Non-GAAP)	Full Consolidation (GAAP)	Less Noncontrolling Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation (Non-GAAP)
Revenues from real estate operations	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Exclude straight-line rent adjustment	—	—	—	—	—	—	—	—	—	—
Adjusted revenues	—	—	—	—	—	—	—	—	—	—
Add interest and other income	32	—	—	—	32	43	—	—	—	43
Equity in earnings (loss) of unconsolidated entities, including impairment	—	—	—	—	—	—	—	—	—	—
Net (gain) loss on land held for divestiture activity of unconsolidated entities	—	—	—	—	—	—	—	—	—	—
Exclude gain on diposition of unconsolidated entities	—	—	—	—	—	—	—	—	—	—
Exclude impairment of unconsolidated real estate	—	—	—	—	—	—	—	—	—	—
Exclude depreciation and amortization of unconsolidated entities	—	—	—	—	—	—	—	—	—	—
Exclude interest expense of unconsolidated entities	—	—	—	—	—	—	—	—	—	—
Exclude (gain) loss on extinguishment of debt of unconsolidated entities	—	—	—	—	—	—	—	—	—	—
Adjusted total income	**32**	—	—	—	**32**	**43**	—	—	—	**43**
Operating expenses	11,943	—	—	—	11,943	16,027	—	—	—	16,027
Non-Real Estate depreciation and amortization	643	—	—	—	643	401	—	—	—	401
Exclude straight-line rent adjustment	—	—	—	—	—	—	—	—	—	—
Exclude preference payment	—	—	—	—	—	—	—	—	—	—
Adjusted operating expenses	**12,586**	—	—	—	**12,586**	**16,428**	—	—	—	**16,428**
Net operating income	**(12,554)**	—	—	—	**(12,554)**	**(16,385)**	—	—	—	**(16,385)**
Interest expense	(16,690)	—	—	—	(16,690)	(14,643)	—	—	—	(14,643)
Interest expense of unconsolidated entities	—	—	—	—	—	—	—	—	—	—
Gain (loss) on extinguishment of debt	—	—	—	—	—	—	—	—	—	—
Gain (loss) on extinguishment of debt of unconsolidated entities	—	—	—	—	—	—	—	—	—	—
Net gain (loss) on land held for divestiture activity	—	—	—	—	—	—	—	—	—	—
Net gain (loss) on land held for divestiture activity of unconsolidated entities	—	—	—	—	—	—	—	—	—	—
Preference payment	—	—	—	—	—	—	—	—	—	—
Amortization of mortgage procurement costs - Real Estate Groups	—	—	—	—	—	—	—	—	—	—
Straight-line rent adjustment	—	—	—	—	—	—	—	—	—	—
Noncontrolling interest in FFO	—	—	—	—	—	—	—	—	—	—
Pre-tax FFO from discontinued operations	—	—	—	—	—	—	—	—	—	—
Pre-Tax FFO	**(29,244)**	—	—	—	**(29,244)**	**(31,028)**	—	—	—	**(31,028)**
Income tax benefit (expense) on FFO	2,963	—	—	—	2,963	64,517	—	—	—	64,517
Funds From Operations (FFO)	**$ (26,281)**	**$ —**	**$ —**	**$ —**	**$ (26,281)**	**$ 33,489**	**$ —**	**$ —**	**$ —**	**$ 33,489**
Depreciation and amortization - Real Estate Groups	—	—	—	—	—	—	—	—	—	—
Gain on disposition of rental properties and partial interests in rental properties, net of noncontrolling interest	—	—	—	—	—	—	—	—	—	—
Gain on disposition of unconsolidated entities	—	—	—	—	—	—	—	—	—	—
Impairment of consolidated and unconsolidated depreciable real estate	—	—	—	—	—	—	—	—	—	—
Impairment of unconsolidated depreciable real estate	—	—	—	—	—	—	—	—	—	—
Non-FFO from discontinued operations	—	—	—	—	—	—	—	—	—	—
Income tax benefit (expense) on non-FFO:										
Gain on disposition of rental properties	(41,761)	—	—	—	(41,761)	(5,473)	—	—	—	(5,473)
Impairment of depreciable real estate	—	—	—	—	—	424	—	—	—	424
Net earnings (loss) attributable to Forest City Enterprises, Inc.	**$ (68,042)**	**$ —**	**$ —**	**$ —**	**$ (68,042)**	**$ 28,440**	**$ —**	**$ —**	**$ —**	**$ 28,440**
Preferred dividends and inducements of preferred stock conversion	(6,698)	—	—	—	(6,698)	(3,850)	—	—	—	(3,850)
Net earnings (loss) attributable to Forest City Enterprises, Inc. common shareholders	**$ (74,740)**	**$ —**	**$ —**	**$ —**	**$ (74,740)**	**$ 24,590**	**$ —**	**$ —**	**$ —**	**$ 24,590**

Summary of Funds From Operations (FFO) — Three Months Ended January 31, 2013 and 2012 *(in thousands)* (continued)

	Total 2012					Total 2011				
	Full Consolidation (GAAP)	Less Noncontrolling Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation (Non-GAAP)	Full Consolidation (GAAP)	Less Noncontrolling Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation (Non-GAAP)
Revenues from real estate operations	$ 305,938	$ 29,292	$ 102,960	$ 2,871	$ 382,477	$ 271,774	$ 17,567	$ 106,313	$ 11,848	$ 372,368
Exclude straight-line rent adjustment	(4,231)	—	—	52	(4,179)	(5,300)	—	—	(8)	(5,308)
Adjusted revenues	301,707	29,292	102,960	2,923	378,298	266,474	17,567	106,313	11,840	367,060
Add interest and other income	11,157	(708)	252	2	12,119	9,996	458	342	4	9,884
Equity in earnings (loss) of unconsolidated entities, including impairment	62,564	87	(43,661)	—	18,816	(43,402)	(413)	31,469	—	(11,520)
Net (gain) loss on land held for divestiture activity of unconsolidated entities	(1,393)	—	1,393	—	—	39,802	—	(39,802)	—	—
Exclude gain on disposition of unconsolidated entities	(34,959)	—	34,959	—	—	—	—	—	—	—
Exclude impairment of unconsolidated real estate	—	—	—	—	—	1,095	—	(1,095)	—	—
Exclude depreciation and amortization of unconsolidated entities	20,582	—	(20,582)	—	—	20,989	—	(20,989)	—	—
Exclude interest expense of unconsolidated entities	26,493	—	(26,493)	—	—	26,457	—	(26,457)	—	—
Exclude (gain) loss on extinguishment of debt of unconsolidated entities	(818)	—	818	—	—	(114)	—	114	—	—
Adjusted total income	**385,333**	**28,671**	**49,646**	**2,925**	**409,233**	**321,297**	**17,612**	**49,895**	**11,844**	**365,424**
Operating expenses	215,510	19,125	49,646	1,634	247,665	187,846	13,551	49,895	6,360	230,550
Non-Real Estate depreciation and amortization	1,132	—	—	—	1,132	847	—	—	—	847
Exclude straight-line rent adjustment	(737)	—	—	—	(737)	(1,092)	—	—	(3)	(1,095)
Exclude preference payment	—	—	—	—	—	24	—	—	—	24
Adjusted operating expenses	**215,905**	**19,125**	**49,646**	**1,634**	**248,060**	**187,625**	**13,551**	**49,895**	**6,357**	**230,326**
Net operating income	**169,428**	**9,546**	—	**1,291**	**161,173**	**133,672**	**4,061**	—	**5,487**	**135,098**
Interest expense	(84,594)	(7,077)	(26,493)	(833)	(104,843)	(61,305)	(2,788)	(26,457)	(2,894)	(87,868)
Interest expense of unconsolidated entities	(26,493)	—	26,493	—	—	(26,457)	—	26,457	—	—
Gain (loss) on extinguishment of debt	(192)	—	818	(272)	354	256	134	114	—	236
Gain (loss) on extinguishment of debt of unconsolidated entities	818	—	(818)	—	—	114	—	(114)	—	—
Net gain (loss) on land held for divestiture activity	12,131	(4,588)	1,393	—	18,112	(113,804)	(243)	(39,802)	—	(153,363)
Net gain (loss) on land held for divestiture activity of unconsolidated entities	1,393	—	(1,393)	—	—	(39,802)	—	39,802	—	—
Preference payment	—	—	—	—	—	24	—	—	—	24
Amortization of mortgage procurement costs - Real Estate Groups	(3,645)	—	—	(7)	(3,652)	(3,368)	—	—	(203)	(3,571)
Straight-line rent adjustment	3,494	—	—	(52)	3,442	4,208	—	—	5	4,213
Noncontrolling interest in FFO	2,119	2,119	—	—	—	(1,164)	(1,164)	—	—	—
Pre-tax FFO from discontinued operations	127	—	—	(127)	—	2,395	—	—	(2,395)	—
Pre-Tax FFO	**74,586**	—	—	—	**74,586**	**(105,231)**	—	—	—	**(105,231)**
Income tax benefit (expense) on FFO	2,963	—	—	—	2,963	64,517	—	—	—	64,517
Funds From Operations (FFO)	**$ 77,549**	**$ —**	**$ —**	**$ —**	**$ 77,549**	**$ (40,714)**	**$ —**	**$ —**	**$ —**	**$ (40,714)**
Depreciation and amortization - Real Estate Groups	(84,553)	—	—	(448)	(85,001)	(69,810)	—	—	(2,832)	(72,642)
Gain on disposition of rental properties and partial interests in rental properties, net of noncontrolling interest	—	—	34,959	72,722	107,681	2,255	—	—	11,859	14,114
Gain on disposition of unconsolidated entities	34,959	—	(34,959)	—	—	—	—	—	—	—
Impairment of consolidated and unconsolidated depreciable real estate	—	—	—	—	—	—	—	(1,095)	—	(1,095)
Impairment of unconsolidated depreciable real estate	—	—	—	—	—	(1,095)	—	1,095	—	—
Non-FFO from discontinued operations	72,274	—	—	(72,274)	—	9,027	—	—	(9,027)	—
Income tax benefit (expense) on non-FFO:										
Gain on disposition of rental properties	(41,761)	—	—	—	(41,761)	(5,473)	—	—	—	(5,473)
Impairment of depreciable real estate	—	—	—	—	—	424	—	—	—	424
Net earnings (loss) attributable to Forest City Enterprises, Inc.	**$ 58,468**	**$ —**	**$ —**	**$ —**	**$ 58,468**	**$ (105,386)**	**$ —**	**$ —**	**$ —**	**$ (105,386)**
Preferred dividends and inducements of preferred stock conversion	(6,698)	—	—	—	(6,698)	(3,850)	—	—	—	(3,850)
Net earnings (loss) attributable to Forest City Enterprises, Inc. common shareholders	**$ 51,770**	**$ —**	**$ —**	**$ —**	**$ 51,770**	**$ (109,236)**	**$ —**	**$ —**	**$ —**	**$ (109,236)**

Summary of Funds From Operations (FFO) — Years Ended January 31, 2013 and 2012 *(in thousands)*

	Commercial Group 2012					Commercial Group 2011				
	Full Consolidation (GAAP)	Less Noncontrolling Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation (Non-GAAP)	Full Consolidation (GAAP)	Less Noncontrolling Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation (Non-GAAP)
Revenues from real estate operations	$ 762,063	$ 27,182	$ 233,165	$ 18,863	$ 986,909	$ 759,928	$ 32,668	$ 218,438	$ 51,283	$ 996,981
Exclude straight-line rent adjustment	(17,868)	—	—	(135)	(18,003)	(10,675)	—	—	(892)	(11,567)
Adjusted revenues	744,195	27,182	233,165	18,728	968,906	749,253	32,668	218,438	50,391	985,414
Add interest and other income	14,730	371	(203)	19	14,175	20,917	(245)	162	22	21,346
Equity in earnings (loss) of unconsolidated entities, including impairment	42,579	—	(42,579)	—	—	(20,397)	—	20,397	—	—
Net loss on land held for divestiture activity of unconsolidated entities	—	—	—	—	—	—	—	—	—	—
Exclude gain on disposition of unconsolidated entities	(16,107)	—	16,107	—	—	—	—	—	—	—
Exclude impairment of unconsolidated real estate	—	—	—	—	—	40,284	—	(40,284)	—	—
Exclude depreciation and amortization of unconsolidated entities	43,830	—	(43,830)	—	—	41,071	—	(41,071)	—	—
Exclude interest expense of unconsolidated entities	64,907	—	(64,907)	—	—	64,130	—	(64,130)	—	—
Exclude (gain) loss on extinguishment of debt of unconsolidated entities	(818)	—	818	—	—	71	—	(71)	—	—
Adjusted total income	**893,316**	**27,553**	**98,571**	**18,747**	**983,081**	**895,329**	**32,423**	**93,441**	**50,413**	**1,006,760**
Operating expenses	393,698	11,569	98,571	8,640	489,340	367,402	15,046	93,441	28,381	474,178
Non-Real Estate depreciation and amortization	946	—	—	—	946	1,011	—	—	—	1,011
Exclude straight-line rent adjustment	(2,544)	—	—	—	(2,544)	(4,550)	—	—	(10)	(4,560)
Exclude preference payment	—	—	—	—	—	(1,732)	—	—	—	(1,732)
Adjusted operating expenses	**392,100**	**11,569**	**98,571**	**8,640**	**487,742**	**362,131**	**15,046**	**93,441**	**28,371**	**468,897**
Net operating income	**501,216**	**15,984**	**—**	**10,107**	**495,339**	**533,198**	**17,377**	**—**	**22,042**	**537,863**
Interest expense	(185,175)	(8,915)	(64,907)	(5,374)	(246,541)	(174,364)	(9,450)	(64,130)	(10,629)	(239,673)
Interest expense of unconsolidated entities	(64,907)	—	64,907	—	—	(64,130)	—	64,130	—	—
Gain (loss) on extinguishment of debt	8,995	(188)	818	—	10,001	21,034	1,641	(71)	—	19,322
Gain (loss) on extinguishment of debt of unconsolidated entities	818	—	(818)	—	—	(71)	—	71	—	—
Net gain (loss) on land held for divestiture activity	—	—	—	—	—	—	—	—	—	—
Net gain (loss) on land held for divestiture activity of unconsolidated entities	—	—	—	—	—	—	—	—	—	—
Preference payment	—	—	—	—	—	(1,732)	—	—	—	(1,732)
Amortization of mortgage procurement costs - Real Estate Groups	(11,466)	—	—	(200)	(11,666)	(10,085)	—	—	(790)	(10,875)
Net gain on change in control of interests	6,766	2,702	—	—	4,064	—	—	—	—	—
Straight-line rent adjustment	15,324	—	—	135	15,459	6,125	—	—	882	7,007
Noncontrolling interest in FFO	(9,583)	(9,583)	—	—	—	(9,568)	(9,568)	—	—	—
Pre-tax FFO from discontinued operations	4,668	—	—	(4,668)	—	11,505	—	—	(11,505)	—
Pre-Tax FFO	**266,656**	—	—	—	**266,656**	**311,912**	—	—	—	**311,912**
Income tax benefit (expense) on FFO	—	—	—	—	—	—	—	—	—	—
Funds From Operations (FFO)	**$ 266,656**	**$ —**	**$ —**	**$ —**	**$ 266,656**	**$ 311,912**	**$ —**	**$ —**	**$ —**	**$ 311,912**
Depreciation and amortization - Real Estate Groups	(202,511)	—	—	(3,961)	(206,472)	(190,427)	—	—	(10,790)	(201,217)
Gain on disposition of rental properties and partial interests in rental properties, net of noncontrolling interest	—	—	16,107	40,645	56,752	15,410	—	—	51,796	67,206
Gain on disposition of unconsolidated entities	16,107	—	(16,107)	—	—	—	—	—	—	—
Impairment of consolidated and unconsolidated depreciable real estate	(30,660)	—	—	(4,254)	(34,914)	—	—	(40,284)	(13,692)	(53,976)
Impairment of unconsolidated depreciable real estate	—	—	—	—	—	(40,284)	—	40,284	—	—
Non-FFO from discontinued operations	32,430	—	—	(32,430)	—	27,314	—	—	(27,314)	—
Net earnings (loss) attributable to Forest City Enterprises, Inc.	**$ 82,022**	**$ —**	**$ —**	**$ —**	**$ 82,022**	**$ 123,925**	**$ —**	**$ —**	**$ —**	**$ 123,925**

Summary of Funds From Operations (FFO) — Years Ended January 31, 2013 and 2012 *(in thousands)* (continued)

	Residential Group 2012					Residential Group 2011				
	Full Consolidation (GAAP)	Less Noncontrolling Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation (Non-GAAP)	Full Consolidation (GAAP)	Less Noncontrolling Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation (Non-GAAP)
Revenues from real estate operations	$ 269,637	$ 19,567	$ 161,939	$ 7,611	$ 419,620	$ 245,701	$ 18,124	$ 153,417	$ 9,426	$ 390,420
Exclude straight-line rent adjustment	438	—	—	—	438	(192)	—	—	—	(192)
Adjusted revenues	270,075	19,567	161,939	7,611	420,058	245,509	18,124	153,417	9,426	390,228
Add interest and other income	21,155	(583)	2,641	1	24,380	19,816	556	894	—	20,154
Equity in earnings (loss) of unconsolidated entities, including impairment	47,070	347	(45,947)	—	776	23,049	(185)	(22,633)	—	601
Net loss on land held for divestiture activity of unconsolidated entities	—	—	—	—	—	—	—	—	—	—
Exclude gain on disposition of unconsolidated entities	(34,959)	—	34,959	—	—	(12,567)	—	12,567	—	—
Exclude impairment of unconsolidated real estate	—	—	—	—	—	—	—	—	—	—
Exclude depreciation and amortization of unconsolidated entities	37,091	—	(37,091)	—	—	29,542	—	(29,542)	—	—
Exclude interest expense of unconsolidated entities	37,410	—	(37,410)	—	—	36,499	—	(36,499)	—	—
Exclude (gain) loss on extinguishment of debt of unconsolidated entities	1,313	—	(1,313)	—	—	2,221	—	(2,221)	—	—
Adjusted total income	**379,155**	**19,331**	**77,778**	**7,612**	**445,214**	**344,069**	**18,495**	**75,983**	**9,426**	**410,983**
Operating expenses	188,591	15,016	77,778	3,509	254,862	174,280	14,729	75,983	3,945	239,479
Non-Real Estate depreciation and amortization	590	—	—	—	590	620	—	—	—	620
Exclude straight-line rent adjustment	—	—	—	—	—	63	—	—	—	63
Exclude preference payment	—	—	—	—	—	—	—	—	—	—
Adjusted operating expenses	**189,181**	**15,016**	**77,778**	**3,509**	**255,452**	**174,963**	**14,729**	**75,983**	**3,945**	**240,162**
Net operating income	**189,974**	**4,315**	—	**4,103**	**189,762**	**169,106**	**3,766**	—	**5,481**	**170,821**
Interest expense	(19,000)	(1,318)	(37,410)	(1,877)	(56,969)	(29,490)	(1,713)	(36,499)	(2,456)	(66,732)
Interest expense of unconsolidated entities	(37,410)	—	37,410	—	—	(36,499)	—	36,499	—	—
Gain (loss) on extinguishment of debt	(481)	—	(1,313)	(464)	(2,258)	(644)	—	(2,221)	—	(2,865)
Gain (loss) on extinguishment of debt of unconsolidated entities	(1,313)	—	1,313	—	—	(2,221)	—	2,221	—	—
Net gain (loss) on land held for divestiture activity	—	—	—	—	—	—	—	—	—	—
Net loss on land held for divestiture activity of unconsolidated entities	—	—	—	—	—	—	—	—	—	—
Preference payment	—	—	—	—	—	—	—	—	—	—
Amortization of mortgage procurement costs - Real Estate Groups	(3,071)	—	—	(43)	(3,114)	(3,449)	—	—	(57)	(3,506)
Net gain on change in control of interests	—	—	—	—	—	—	—	—	—	—
Straight-line rent adjustment	(438)	—	—	—	(438)	255	—	—	—	255
Noncontrolling interest in FFO	(2,997)	(2,997)	—	—	—	(2,053)	(2,053)	—	—	—
Pre-tax FFO from discontinued operations	1,719	—	—	(1,719)	—	2,968	—	—	(2,968)	—
Pre-Tax FFO	**126,983**	—	—	—	**126,983**	**97,973**	—	—	—	**97,973**
Income tax benefit (expense) on FFO	—	—	—	—	—	—	—	—	—	—
Funds From Operations (FFO)	**$ 126,983**	**$ —**	**$ —**	**$ —**	**$ 126,983**	**$ 97,973**	**$ —**	**$ —**	**$ —**	**$ 97,973**
Depreciation and amortization - Real Estate Groups	(86,893)	—	—	(2,198)	(89,091)	(77,760)	—	—	(2,478)	(80,238)
Gain on disposition of rental properties and partial interests in rental properties, net of noncontrolling interest	—	—	34,959	59,290	94,249	2,255	—	12,567	—	14,822
Gain on disposition of unconsolidated entities	34,959	—	(34,959)	—	—	12,567	—	(12,567)	—	—
Impairment of consolidated and unconsolidated depreciable real estate	—	—	—	—	—	(235)	—	—	—	(235)
Impairment of unconsolidated depreciable real estate	—	—	—	—	—	—	—	—	—	—
Non-FFO from discontinued operations	57,092	—	—	(57,092)	—	(2,478)	—	—	2,478	—
Net earnings (loss) attributable to Forest City Enterprises, Inc.	**$ 132,141**	**$ —**	**$ —**	**$ —**	**$ 132,141**	**$ 32,322**	**$ —**	**$ —**	**$ —**	**$ 32,322**

Summary of Funds From Operations (FFO) — Years Ended January 31, 2013 and 2012 *(in thousands)* (continued)

	Arena 2012					Arena 2011				
	Full Consolidation (GAAP)	Less Noncontrolling Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation (Non-GAAP)	Full Consolidation (GAAP)	Less Noncontrolling Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation (Non-GAAP)
Revenues from real estate operations	$ 48,353	$ 21,735	$ —	$ —	$ 26,618	$ 1,569	$ 1,059	$ —	$ —	$ 510
Exclude straight-line rent adjustment	(138)	—	—	—	(138)	54	—	—	—	54
Adjusted revenues	48,215	21,735	—	—	26,480	1,623	1,059	—	—	564
Add interest and other income	—	—	—	—	—	261	183	—	—	78
Equity in earnings (loss) of unconsolidated entities, including impairment	—	—	—	—	—	—	—	—	—	—
Net loss on land held for divestiture activity of unconsolidated entities	—	—	—	—	—	—	—	—	—	—
Exclude gain on disposition of unconsolidated entities	—	—	—	—	—	—	—	—	—	—
Exclude impairment of unconsolidated real estate	—	—	—	—	—	—	—	—	—	—
Exclude depreciation and amortization of unconsolidated entities	—	—	—	—	—	—	—	—	—	—
Exclude interest expense of unconsolidated entities	—	—	—	—	—	—	—	—	—	—
Exclude (gain) loss on extinguishment of debt of unconsolidated entities	—	—	—	—	—	—	—	—	—	—
Adjusted total income	**48,215**	**21,735**	—	—	**26,480**	**1,884**	**1,242**	—	—	**642**
Operating expenses	49,175	21,458	—	—	27,717	12,536	5,809	—	—	6,727
Non-Real Estate depreciation and amortization	—	—	—	—	—	—	—	—	—	—
Exclude straight-line rent adjustment	—	—	—	—	—	—	—	—	—	—
Exclude preference payment	—	—	—	—	—	—	—	—	—	—
Adjusted operating expenses	**49,175**	**21,458**	—	—	**27,717**	**12,536**	**5,809**	—	—	**6,727**
Net operating income	**(960)**	**277**	—	—	**(1,237)**	**(10,652)**	**(4,567)**	—	—	**(6,085)**
Interest expense	122	(5,988)	—	—	6,110	14,336	—	—	—	14,336
Interest expense of unconsolidated entities	—	—	—	—	—	—	—	—	—	—
Gain (loss) on extinguishment of debt	(629)	(415)	—	—	(214)	—	—	—	—	—
Gain (loss) on extinguishment of debt of unconsolidated entities	—	—	—	—	—	—	—	—	—	—
Net gain (loss) on land held for divestiture activity	—	—	—	—	—	—	—	—	—	—
Net loss on land held for divestiture activity of unconsolidated entities	—	—	—	—	—	—	—	—	—	—
Preference payment	—	—	—	—	—	—	—	—	—	—
Amortization of mortgage procurement costs - Real Estate Groups	(81)	—	—	—	(81)	—	—	—	—	—
Net gain on change in control of interests	—	—	—	—	—	—	—	—	—	—
Straight-line rent adjustment	138	—	—	—	138	(54)	—	—	—	(54)
Noncontrolling interest in FFO	6,126	6,126	—	—	—	4,567	4,567	—	—	—
Pre-tax FFO from discontinued operations	—	—	—	—	—	—	—	—	—	—
Pre-Tax FFO	**4,716**	—	—	—	**4,716**	**8,197**	—	—	—	**8,197**
Income tax benefit (expense) on FFO	—	—	—	—	—	—	—	—	—	—
Funds From Operations (FFO)	**$ 4,716**	**$ —**	**$ —**	**$ —**	**$ 4,716**	**$ 8,197**	**$ —**	**$ —**	**$ —**	**$ 8,197**
Depreciation and amortization - Real Estate Groups	(5,213)	—	—	—	(5,213)	—	—	—	—	—
Gain on disposition of rental properties and partial interests in rental properties, net of noncontrolling interest	—	—	—	—	—	—	—	—	—	—
Gain on disposition of unconsolidated entities	—	—	—	—	—	—	—	—	—	—
Impairment of consolidated and unconsolidated depreciable real estate	—	—	—	—	—	—	—	—	—	—
Impairment of unconsolidated depreciable real estate	—	—	—	—	—	—	—	—	—	—
Non-FFO from discontinued operations	—	—	—	—	—	—	—	—	—	—
Net earnings (loss) attributable to Forest City Enterprises, Inc.	**$ (497)**	**$ —**	**$ —**	**$ —**	**$ (497)**	**$ 8,197**	**$ —**	**$ —**	**$ —**	**$ 8,197**

Summary of Funds From Operations (FFO) — Years Ended January 31, 2013 and 2012 *(in thousands)* (continued)

	Land Group 2012					Land Group 2011				
	Full Consolidation (GAAP)	Less Noncontrolling Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation (Non-GAAP)	Full Consolidation (GAAP)	Less Noncontrolling Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation (Non-GAAP)
Revenues from real estate operations	$ 54,634	$ 5,002	$ 2,509	$ —	$ 52,141	$ 44,420	$ 3,434	$ 13,666	$ —	$ 54,652
Exclude straight-line rent adjustment	—	—	—	—	—	—	—	—	—	—
Adjusted revenues	54,634	5,002	2,509	—	52,141	44,420	3,434	13,666	—	54,652
Add interest and other income	9,866	952	—	—	8,914	10,838	876	(67)	—	9,895
Equity in earnings (loss) of unconsolidated entities, including impairment	(40,346)	—	43,452	—	3,106	(36,877)	—	36,781	—	(96)
Net loss on land held for divestiture activity of unconsolidated entities	40,777	—	(40,777)	—	—	41,902	—	(41,902)	—	—
Exclude gain on disposition of unconsolidated entities	—	—	—	—	—	—	—	—	—	—
Exclude impairment of unconsolidated real estate	390	—	(390)	—	—	—	—	—	—	—
Exclude depreciation and amortization of unconsolidated entities	76	—	(76)	—	—	257	—	(257)	—	—
Exclude interest expense of unconsolidated entities	406	—	(406)	—	—	329	—	(329)	—	—
Exclude (gain) loss on extinguishment of debt of unconsolidated entities	—	—	—	—	—	(1,926)	—	1,926	—	—
Adjusted total income	**65,803**	**5,954**	**4,312**	—	**64,161**	**58,943**	**4,310**	**9,818**	—	**64,451**
Operating expenses	48,361	3,438	4,312	—	49,235	47,543	2,849	9,818	—	54,512
Non-Real Estate depreciation and amortization	171	—	—	—	171	102	—	—	—	102
Exclude straight-line rent adjustment	—	—	—	—	—	—	—	—	—	—
Exclude preference payment	—	—	—	—	—	—	—	—	—	—
Adjusted operating expenses	**48,532**	**3,438**	**4,312**	—	**49,406**	**47,645**	**2,849**	**9,818**	—	**54,614**
Net operating income	**17,271**	**2,516**	—	—	**14,755**	**11,298**	**1,461**	—	—	**9,837**
Interest expense	(3,801)	(264)	(406)	—	(3,943)	(3,443)	(550)	(329)	—	(3,222)
Interest expense of unconsolidated entities	(406)	—	406	—	—	(329)	—	329	—	—
Gain (loss) on extinguishment of debt	—	—	—	—	—	—	—	1,926	—	1,926
Gain (loss) on extinguishment of debt of unconsolidated entities	—	—	—	—	—	1,926	—	(1,926)	—	—
Net gain (loss) on land held for divestiture activity	6,480	(834)	(40,777)	—	(33,463)	(115,654)	(243)	(41,902)	—	(157,313)
Net loss on land held for divestiture activity of unconsolidated entities	(40,777)	—	40,777	—	—	(41,902)	—	41,902	—	—
Preference payment	—	—	—	—	—	—	—	—	—	—
Amortization of mortgage procurement costs - Real Estate Groups	(131)	—	—	—	(131)	(289)	—	—	—	(289)
Net gain on change in control of interests	—	—	—	—	—	—	—	—	—	—
Straight-line rent adjustment	—	—	—	—	—	—	—	—	—	—
Noncontrolling interest in FFO	(1,418)	(1,418)	—	—	—	(668)	(668)	—	—	—
Pre-tax FFO from discontinued operations	—	—	—	—	—	—	—	—	—	—
Pre-Tax FFO	**(22,782)**	—	—	—	**(22,782)**	**(149,061)**	—	—	—	**(149,061)**
Income tax benefit (expense) on FFO	—	—	—	—	—	—	—	—	—	—
Funds From Operations (FFO)	**$ (22,782)**	**$ —**	**$ —**	**$ —**	**$ (22,782)**	**$ (149,061)**	**$ —**	**$ —**	**$ —**	**$ (149,061)**
Depreciation and amortization - Real Estate Groups	(661)	—	—	—	(661)	(249)	—	—	—	(249)
Gain on disposition of rental properties and partial interests in rental properties, net of noncontrolling interest	—	—	—	—	—	—	—	—	—	—
Gain on disposition of unconsolidated entities	—	—	—	—	—	—	—	—	—	—
Impairment of consolidated and unconsolidated depreciable real estate	—	—	(390)	—	(390)	—	—	—	—	—
Impairment of unconsolidated depreciable real estate	(390)	—	390	—	—	—	—	—	—	—
Non-FFO from discontinued operations	—	—	—	—	—	—	—	—	—	—
Net earnings (loss) attributable to Forest City Enterprises, Inc.	**$ (23,833)**	**$ —**	**$ —**	**$ —**	**$ (23,833)**	**$ (149,310)**	**$ —**	**$ —**	**$ —**	**$ (149,310)**

Summary of Funds From Operations (FFO) — Years Ended January 31, 2013 and 2012 *(in thousands)* (continued)

	The Nets Group 2012					The Nets Group 2011				
	Full Consolidation (GAAP)	Less Noncontrolling Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation (Non-GAAP)	Full Consolidation (GAAP)	Less Noncontrolling Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation (Non-GAAP)
Revenues from real estate operations	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Exclude straight-line rent adjustment	—	—	—	—	—	—	—	—	—	—
Adjusted revenues	—	—	—	—	—	—	—	—	—	—
Add interest and other income	—	—	—	—	—	—	—	—	—	—
Equity in earnings (loss) of unconsolidated entities, including impairment	(4,672)	—	—	—	(4,672)	(26,814)	—	—	—	(26,814)
Net loss on land held for divestiture activity of unconsolidated entities	—	—	—	—	—	—	—	—	—	—
Exclude gain on disposition of unconsolidated entities	—	—	—	—	—	—	—	—	—	—
Exclude impairment of unconsolidated real estate	—	—	—	—	—	—	—	—	—	—
Exclude depreciation and amortization of unconsolidated entities	—	—	—	—	—	—	—	—	—	—
Exclude interest expense of unconsolidated entities	—	—	—	—	—	—	—	—	—	—
Exclude (gain) loss on extinguishment of debt of unconsolidated entities	—	—	—	—	—	—	—	—	—	—
Adjusted total income	**(4,672)**	—	—	—	**(4,672)**	**(26,814)**	—	—	—	**(26,814)**
Operating expenses	—	—	—	—	—	—	—	—	—	—
Non-Real Estate depreciation and amortization	—	—	—	—	—	—	—	—	—	—
Exclude straight-line rent adjustment	—	—	—	—	—	—	—	—	—	—
Exclude preference payment	—	—	—	—	—	—	—	—	—	—
Adjusted operating expenses	—	—	—	—	—	—	—	—	—	—
Net operating income	**(4,672)**	—	—	—	**(4,672)**	**(26,814)**	—	—	—	**(26,814)**
Interest expense	—	—	—	—	—	—	—	—	—	—
Interest expense of unconsolidated entities	—	—	—	—	—	—	—	—	—	—
Gain (loss) on extinguishment of debt	—	—	—	—	—	—	—	—	—	—
Gain (loss) on extinguishment of debt of unconsolidated entities	—	—	—	—	—	—	—	—	—	—
Net gain (loss) on land held for divestiture activity	—	—	—	—	—	—	—	—	—	—
Net loss on land held for divestiture activity of unconsolidated entities	—	—	—	—	—	—	—	—	—	—
Preference payment	—	—	—	—	—	—	—	—	—	—
Amortization of mortgage procurement costs - Real Estate Groups	—	—	—	—	—	—	—	—	—	—
Net gain on change in control of interests	—	—	—	—	—	—	—	—	—	—
Straight-line rent adjustment	—	—	—	—	—	—	—	—	—	—
Noncontrolling interest in FFO	—	—	—	—	—	—	—	—	—	—
Pre-tax FFO from discontinued operations	—	—	—	—	—	—	—	—	—	—
Pre-Tax FFO	**(4,672)**	—	—	—	**(4,672)**	**(26,814)**	—	—	—	**(26,814)**
Income tax benefit (expense) on FFO	—	—	—	—	—	—	—	—	—	—
Funds From Operations (FFO)	**$ (4,672)**	**$ —**	**$ —**	**$ —**	**$ (4,672)**	**$ (26,814)**	**$ —**	**$ —**	**$ —**	**$ (26,814)**
Depreciation and amortization - Real Estate Groups	—	—	—	—	—	—	—	—	—	—
Gain on disposition of rental properties and partial interests in rental properties, net of noncontrolling interest	—	—	—	—	—	—	—	—	—	—
Gain on disposition of unconsolidated entities	—	—	—	—	—	—	—	—	—	—
Impairment of consolidated and unconsolidated depreciable real estate	—	—	—	—	—	—	—	—	—	—
Impairment of unconsolidated depreciable real estate	—	—	—	—	—	—	—	—	—	—
Non-FFO from discontinued operations	—	—	—	—	—	—	—	—	—	—
Net earnings (loss) attributable to Forest City Enterprises, Inc.	**$ (4,672)**	**$ —**	**$ —**	**$ —**	**$ (4,672)**	**$ (26,814)**	**$ —**	**$ —**	**$ —**	**$ (26,814)**

Summary of Funds From Operations (FFO) — Years Ended January 31, 2013 and 2012 *(in thousands)* (continued)

	Corporate Group 2012					Corporate Group 2011				
	Full Consolidation (GAAP)	Less Noncontrolling Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation (Non-GAAP)	Full Consolidation (GAAP)	Less Noncontrolling Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation (Non-GAAP)
Revenues from real estate operations	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Exclude straight-line rent adjustment	—	—	—	—	—	—	—	—	—	—
Adjusted revenues	—	—	—	—	—	—	—	—	—	—
Add interest and other income	164	—	—	—	164	262	—	—	—	262
Equity in earnings (loss) of unconsolidated entities, including impairment	—	—	—	—	—	—	—	—	—	—
Net loss on land held for divestiture activity of unconsolidated entities	—	—	—	—	—	—	—	—	—	—
Exclude gain on disposition of unconsolidated entities	—	—	—	—	—	—	—	—	—	—
Exclude impairment of unconsolidated real estate	—	—	—	—	—	—	—	—	—	—
Exclude depreciation and amortization of unconsolidated entities	—	—	—	—	—	—	—	—	—	—
Exclude interest expense of unconsolidated entities	—	—	—	—	—	—	—	—	—	—
Exclude (gain) loss on extinguishment of debt of unconsolidated entities	—	—	—	—	—	—	—	—	—	—
Adjusted total income	**164**	—	—	—	**164**	**262**	—	—	—	**262**
Operating expenses	52,450	—	—	—	52,450	52,585	—	—	—	52,585
Non-Real Estate depreciation and amortization	1,658	—	—	—	1,658	1,514	—	—	—	1,514
Exclude straight-line rent adjustment	—	—	—	—	—	—	—	—	—	—
Exclude preference payment	—	—	—	—	—	—	—	—	—	—
Adjusted operating expenses	**54,108**	—	—	—	**54,108**	**54,099**	—	—	—	**54,099**
Net operating income	**(53,944)**	—	—	—	**(53,944)**	**(53,837)**	—	—	—	**(53,837)**
Interest expense	(61,375)	—	—	—	(61,375)	(56,838)	—	—	—	(56,838)
Interest expense of unconsolidated entities	—	—	—	—	—	—	—	—	—	—
Gain (loss) on extinguishment of debt	(789)	—	—	—	(789)	(10,800)	—	—	—	(10,800)
Gain (loss) on extinguishment of debt of unconsolidated entities	—	—	—	—	—	—	—	—	—	—
Net gain (loss) on land held for divestiture activity	—	—	—	—	—	—	—	—	—	—
Net loss on land held for divestiture activity of unconsolidated entities	—	—	—	—	—	—	—	—	—	—
Preference payment	—	—	—	—	—	—	—	—	—	—
Amortization of mortgage procurement costs - Real Estate Groups	—	—	—	—	—	—	—	—	—	—
Net gain on change in control of interests	—	—	—	—	—	—	—	—	—	—
Straight-line rent adjustment	—	—	—	—	—	—	—	—	—	—
Noncontrolling interest in FFO	—	—	—	—	—	—	—	—	—	—
Pre-tax FFO from discontinued operations	—	—	—	—	—	—	—	—	—	—
Pre-Tax FFO	**(116,108)**	—	—	—	**(116,108)**	**(121,475)**	—	—	—	**(121,475)**
Income tax benefit (expense) on FFO	12,615	—	—	—	12,615	57,457	—	—	—	57,457
Funds From Operations (FFO)	**$ (103,493)**	**$ —**	**$ —**	**$ —**	**$ (103,493)**	**$ (64,018)**	**$ —**	**$ —**	**$ —**	**$ (64,018)**
Depreciation and amortization - Real Estate Groups	—	—	—	—	—	—	—	—	—	—
Gain on disposition of rental properties and partial interests in rental properties, net of noncontrolling interest	—	—	—	—	—	—	—	—	—	—
Gain on disposition of unconsolidated entities	—	—	—	—	—	—	—	—	—	—
Impairment of consolidated and unconsolidated depreciable real estate	—	—	—	—	—	—	—	—	—	—
Impairment of unconsolidated depreciable real estate	—	—	—	—	—	—	—	—	—	—
Non-FFO from discontinued operations	—	—	—	—	—	—	—	—	—	—
Income tax benefit (expense) on non-FFO:										
Gain on disposition of rental properties	(58,935)	—	—	—	(58,935)	(31,812)	—	—	—	(31,812)
Impairment of depreciable real estate	13,692	—	—	—	13,692	21,024	—	—	—	21,024
Net earnings (loss) attributable to Forest City Enterprises, Inc.	**$ (148,736)**	**$ —**	**$ —**	**$ —**	**$ (148,736)**	**$ (74,806)**	**$ —**	**$ —**	**$ —**	**$ (74,806)**
Preferred dividends and inducements of preferred stock conversion	(32,129)	—	—	—	(32,129)	(15,400)	—	—	—	(15,400)
Net earnings (loss) attributable to Forest City Enterprises, Inc. common shareholders	**$ (180,865)**	**$ —**	**$ —**	**$ —**	**$ (180,865)**	**$ (90,206)**	**$ —**	**$ —**	**$ —**	**$ (90,206)**

Summary of Funds From Operations (FFO) — Years Ended January 31, 2013 and 2012 *(in thousands)* (continued)

	Total 2012					Total 2011				
	Full Consolidation (GAAP)	Less Noncontrolling Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation (Non-GAAP)	Full Consolidation (GAAP)	Less Noncontrolling Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation (Non-GAAP)
Revenues from real estate operations	$ 1,134,687	$ 73,486	$ 397,613	$ 26,474	$ 1,485,288	$ 1,051,618	$ 55,285	$ 385,521	$ 60,709	$ 1,442,563
Exclude straight-line rent adjustment	(17,568)	—	—	(135)	(17,703)	(10,813)	—	—	(892)	(11,705)
Adjusted revenues	1,117,119	73,486	397,613	26,339	1,467,585	1,040,805	55,285	385,521	59,817	1,430,858
Add interest and other income	45,915	740	2,438	20	47,633	52,094	1,370	989	22	51,735
Equity in earnings (loss) of unconsolidated entities, including impairment	44,631	347	(45,074)	—	(790)	(61,039)	(185)	34,545	—	(26,309)
Net loss on land held for divestiture activity of unconsolidated entities	40,777	—	(40,777)	—	—	41,902	—	(41,902)	—	—
Exclude gain on disposition of unconsolidated entities	(51,066)	—	51,066	—	—	(12,567)	—	12,567	—	—
Exclude impairment of unconsolidated real estate	390	—	(390)	—	—	40,284	—	(40,284)	—	—
Exclude depreciation and amortization of unconsolidated entities	80,997	—	(80,997)	—	—	70,870	—	(70,870)	—	—
Exclude interest expense of unconsolidated entities	102,723	—	(102,723)	—	—	100,958	—	(100,958)	—	—
Exclude (gain) loss on extinguishment of debt of unconsolidated entities	495	—	(495)	—	—	366	—	(366)	—	—
Adjusted total income	**1,381,981**	**74,573**	**180,661**	**26,359**	**1,514,428**	**1,273,673**	**56,470**	**179,242**	**59,839**	**1,456,284**
Operating expenses	732,275	51,481	180,661	12,149	873,604	654,346	38,433	179,242	32,326	827,481
Non-Real Estate depreciation and amortization	3,365	—	—	—	3,365	3,247	—	—	—	3,247
Exclude straight-line rent adjustment	(2,544)	—	—	—	(2,544)	(4,487)	—	—	(10)	(4,497)
Exclude preference payment	—	—	—	—	—	(1,732)	—	—	—	(1,732)
Adjusted operating expenses	**733,096**	**51,481**	**180,661**	**12,149**	**874,425**	**651,374**	**38,433**	**179,242**	**32,316**	**824,499**
Net operating income	**648,885**	**23,092**	—	**14,210**	**640,003**	**622,299**	**18,037**	—	**27,523**	**631,785**
Interest expense	(269,229)	(16,485)	(102,723)	(7,251)	(362,718)	(249,799)	(11,713)	(100,958)	(13,085)	(352,129)
Interest expense of unconsolidated entities	(102,723)	—	102,723	—	—	(100,958)	—	100,958	—	—
Gain (loss) on extinguishment of debt	7,096	(603)	(495)	(464)	6,740	9,590	1,641	(366)	—	7,583
Gain (loss) on extinguishment of debt of unconsolidated entities	(495)	—	495	—	—	(366)	—	366	—	—
Net gain (loss) on land held for divestiture activity	6,480	(834)	(40,777)	—	(33,463)	(115,654)	(243)	(41,902)	—	(157,313)
Net loss on land held for divestiture activity of unconsolidated entities	(40,777)	—	40,777	—	—	(41,902)	—	41,902	—	—
Preference payment	—	—	—	—	—	(1,732)	—	—	—	(1,732)
Amortization of mortgage procurement costs - Real Estate Groups	(14,749)	—	—	(243)	(14,992)	(13,823)	—	—	(847)	(14,670)
Net gain on change in control of interests	6,766	2,702	—	—	4,064	—	—	—	—	—
Straight-line rent adjustment	15,024	—	—	135	15,159	6,326	—	—	882	7,208
Noncontrolling interest in FFO	(7,872)	(7,872)	—	—	—	(7,722)	(7,722)	—	—	—
Pre-tax FFO from discontinued operations	6,387	—	—	(6,387)	—	14,473	—	—	(14,473)	—
Pre-Tax FFO	**254,793**	—	—	—	**254,793**	**120,732**	—	—	—	**120,732**
Income tax benefit (expense) on FFO	12,615	—	—	—	12,615	57,457	—	—	—	57,457
Funds From Operations (FFO)	**$ 267,408**	**$ —**	**$ —**	**$ —**	**$ 267,408**	**$ 178,189**	**$ —**	**$ —**	**$ —**	**$ 178,189**
Depreciation and amortization - Real Estate Groups	(295,278)	—	—	(6,159)	(301,437)	(268,436)	—	—	(13,268)	(281,704)
Gain on disposition of rental properties and partial interests in rental properties, net of noncontrolling interest	—	—	51,066	99,935	151,001	17,665	—	12,567	51,796	82,028
Gain on disposition of unconsolidated entities	51,066	—	(51,066)	—	—	12,567	—	(12,567)	—	—
Impairment of consolidated and unconsolidated depreciable real estate	(30,660)	—	(390)	(4,254)	(35,304)	(235)	—	(40,284)	(13,692)	(54,211)
Impairment of unconsolidated depreciable real estate	(390)	—	390	—	—	(40,284)	—	40,284	—	—
Non-FFO from discontinued operations	89,522	—	—	(89,522)	—	24,836	—	—	(24,836)	—
Income tax benefit (expense) on non-FFO:										
Gain on disposition of rental properties	(58,935)	—	—	—	(58,935)	(31,812)	—	—	—	(31,812)
Impairment of depreciable real estate	13,692	—	—	—	13,692	21,024	—	—	—	21,024
Net earnings (loss) attributable to Forest City Enterprises, Inc.	**$ 36,425**	**$ —**	**$ —**	**$ —**	**$ 36,425**	**$ (86,486)**	**$ —**	**$ —**	**$ —**	**$ (86,486)**
Preferred dividends and inducements of preferred stock conversion	(32,129)	—	—	—	(32,129)	(15,400)	—	—	—	(15,400)
Net earnings (loss) attributable to Forest City Enterprises, Inc. common shareholders	**$ 4,296**	**$ —**	**$ —**	**$ —**	**$ 4,296**	**$ (101,886)**	**$ —**	**$ —**	**$ —**	**$ (101,886)**

Real Estate Portfolio as of January 31, 2013 - Commercial Group - Office Buildings

Name	Date of Opening/ Acquisition/ Expansion	Legal Ownership (1)	Pro-Rata Ownership (2)	Location	Major Tenants	Leasable Square Feet	Leasable Square Feet at Pro-Rata %
Consolidated Office Buildings							
2 Hanson Place	2004	100.00%	100.00%	Brooklyn, NY	Bank of New York, HSBC	399,000	399,000
4930 Oakton	2006	100.00%	100.00%	Skokie, IL	Sanford Brown College	40,000	40,000
Ballston Common Office Center	2005	100.00%	100.00%	Arlington, VA	US Coast Guard	174,000	174,000
Colorado Studios	2007	90.00%	90.00%	Denver, CO	Colorado Studios	75,000	68,000
Commerce Court	2007	100.00%	100.00%	Pittsburgh, PA	US Bank; Wesco Distributors; Cardworks Services; Marc USA	379,000	379,000
Edgeworth Building	2006	100.00%	100.00%	Richmond, VA	Hirschler Fleischer; Ernst & Young; Rummel, Klepper & Kahl	137,000	137,000
Eleven MetroTech Center	1995	85.00%	85.00%	Brooklyn, NY	City of New York - DoITT; E-911	216,000	184,000
Fifteen MetroTech Center	2003	95.00%	95.00%	Brooklyn, NY	Wellpoint, Inc.; City of New York - HRA	650,000	618,000
Halle Building	1986	100.00%	100.00%	Cleveland, OH	Case Western Reserve University; CEOGC	409,000	409,000
Harlem Center	2003	100.00%	100.00%	Manhattan, NY	Office of General Services-Temporary Disability & Assistance; State Liquor Authority	147,000	147,000
Higbee Building	1990	100.00%	100.00%	Cleveland, OH	Key Bank; Horseshoe Casino	815,000	815,000
Illinois Science and Technology Park							
4901 Searle (A)	2006	100.00%	100.00%	Skokie, IL	Northshore University Health System	224,000	224,000
8025 Lamon (P)	2006	100.00%	100.00%	Skokie, IL	NanoInk, Inc.; WIL Research; Vetter Development Services	128,000	128,000
8030 Lamon (J)	2010	100.00%	100.00%	Skokie, IL	Leasing in progress	147,000	147,000
8045 Lamon (Q)	2007	100.00%	100.00%	Skokie, IL	Astellas; Polyera; Fresenius Kabi USA, LLC	161,000	161,000
Johns Hopkins - 855 North Wolfe Street	2008	83.99%	98.81%	Baltimore, MD	Johns Hopkins; Brain Institute; Howard Hughes Institute; Lieber Institute	279,000	276,000
Mesa del Sol - 5600 University SE	2006	95.00%	95.00%	Albuquerque, NM	MSR-FSR, LLC; CFV Solar	87,000	83,000
Mesa del Sol - Aperture Center	2008	95.00%	95.00%	Albuquerque, NM	Forest City Covington NM, LLC	76,000	72,000
Mesa del Sol - Fidelity	2008/2009	80.00%	80.00%	Albuquerque, NM	Fidelity Investments	210,000	168,000
New York Times	2007	100.00%	100.00%	Manhattan, NY	ClearBridge Advisors, LLC, a Legg Mason Co.; Covington & Burling; Osler Hoskin & Harcourt; Seyfarth Shaw	738,000	738,000
Nine MetroTech Center North	1997	85.00%	85.00%	Brooklyn, NY	City of New York - Fire Department	317,000	269,000
One MetroTech Center	1991	82.50%	82.50%	Brooklyn, NY	JP Morgan Chase; National Grid	937,000	773,000
One Pierrepont Plaza	1988	100.00%	100.00%	Brooklyn, NY	Morgan Stanley; U.S. Probation	659,000	659,000
Post Office Plaza	1990	100.00%	100.00%	Cleveland, OH	URS Energy; Chase Home Finance, LLC; Quicken Loans; Squire Sanders	476,000	476,000
Richmond Office Park	2007	100.00%	100.00%	Richmond, VA	The Brinks Co.; Wells Fargo; Bon Secours Virginia HealthSource	568,000	568,000
Skylight Office Tower	1991	92.50%	100.00%	Cleveland, OH	Ulmer & Berne, LLP; Social Security Administration	321,000	321,000
Stapleton - 3055 Roslyn	2006	90.00%	90.00%	Denver, CO	University of Colorado Hospital	45,000	41,000
Ten MetroTech Center	1992	100.00%	100.00%	Brooklyn, NY	Leasing in progress	365,000	365,000
Terminal Tower	1983	100.00%	100.00%	Cleveland, OH	Forest City Enterprises, Inc.; Falls Communications; Riverside Company	597,000	597,000
Twelve MetroTech Center	2004	100.00%	100.00%	Brooklyn, NY	National Union Fire Insurance Co.	177,000	177,000
Two MetroTech Center	1990	82.50%	82.50%	Brooklyn, NY	City of New York - Board of Education; City of New York - DoITT; Internal Revenue Service	522,000	431,000
University of Pennsylvania	2004	100.00%	100.00%	Philadelphia, PA	University of Pennsylvania	122,000	122,000
Consolidated Office Buildings Subtotal						10,597,000	10,166,000

Real Estate Portfolio as of January 31, 2013 - Commercial Group - Office Buildings (continued)

Name	Date of Opening/ Acquisition/ Expansion	Legal Ownership (1)	Pro-Rata Ownership (2)	Location	Major Tenants	Leasable Square Feet	Leasable Square Feet at Pro-Rata %
Unconsolidated Office Buildings							
35 Landsdowne Street	2002	51.00%	51.00%	Cambridge, MA	Millennium Pharmaceuticals	202,000	103,000
350 Massachusetts Ave	1998	50.00%	50.00%	Cambridge, MA	Star Market; Novartis; Millenium Pharmaceuticals	169,000	85,000
40 Landsdowne Street	2003	51.00%	51.00%	Cambridge, MA	Millennium Pharmaceuticals	215,000	110,000
45/75 Sidney Street	1999	51.00%	51.00%	Cambridge, MA	Millennium Pharmaceuticals; Novartis	277,000	141,000
65/80 Landsdowne Street	2001	51.00%	51.00%	Cambridge, MA	Partners HealthCare System	122,000	62,000
818 Mission Street	2008	50.00%	50.00%	San Francisco, CA	Denny's; Community Vocational Enterprises	28,000	14,000
88 Sidney Street	2002	51.00%	51.00%	Cambridge, MA	Vertex Pharmaceuticals	145,000	74,000
Bulletin Building	2006	50.00%	50.00%	San Francisco, CA	Great West Life and Annuity; Corinthian School; SF Filipino Cultural Center	78,000	39,000
Clark Building	1989	50.00%	50.00%	Cambridge, MA	Sanofi Pasteur Biologics; Agios Pharmaceuticals	122,000	61,000
Enterprise Place	1998	50.00%	50.00%	Beachwood, OH	University of Phoenix; Advance Payroll; PS Executive Centers; Retina Assoc. of Cleveland	132,000	66,000
Jackson Building	1987	51.00%	51.00%	Cambridge, MA	Ariad Pharmaceuticals	99,000	50,000
Liberty Center	1986	50.00%	50.00%	Pittsburgh, PA	Federated Investors; Direct Energy Business	526,000	263,000
Richards Building	1990	51.00%	51.00%	Cambridge, MA	Genzyme Biosurgery; Ariad Pharmaceuticals, Inc.	126,000	64,000
Signature Square I	1986	50.00%	50.00%	Beachwood, OH	Ciuni & Panichi; PCC Airfoils; Liberty Bank	79,000	40,000
Signature Square II	1989	50.00%	50.00%	Beachwood, OH	Pro Ed Communications; Goldberg Co.; Resilience Mgt.	82,000	41,000
Unconsolidated Office Buildings Subtotal						2,402,000	1,213,000
Total Office Buildings at January 31, 2013						**12,999,000**	**11,379,000**
Total Office Buildings at January 31, 2012						13,517,000	11,713,000

Real Estate Portfolio as of January 31, 2013 - Commercial Group - Retail Centers

Name	Date of Opening/ Acquisition/ Expansion	Legal Ownership [1]	Pro-Rata Ownership [2]	Location	Major Tenants/Anchors	Total Square Feet	Total Square Feet at Pro-Rata %	Gross Leasable Area	Gross Leasable Area at Pro-Rata %
Consolidated Regional Malls									
Antelope Valley Mall	1990/1999	98.00%	100.00%	Palmdale, CA	Macy's; Sears; JCPenney; Dillard's; Forever 21; Cinemark Theatre	1,196,000	1,196,000	478,000	478,000
Ballston Common Mall	1986/1999	100.00%	100.00%	Arlington, VA	Macy's; Sport & Health; Regal Cinemas	579,000	579,000	311,000	311,000
Galleria at Sunset	1996/2002	100.00%	100.00%	Henderson, NV	Dillard's; Macy's; JCPenney; Dick's Sporting Goods; Kohl's	1,048,000	1,048,000	412,000	412,000
Mall at Robinson	2001	71.67%	100.00%	Pittsburgh, PA	Macy's; Sears; JCPenney; Dick's Sporting Goods	880,000	880,000	384,000	384,000
Northfield at Stapleton	2005/2006	100.00%	100.00%	Denver, CO	Bass Pro Shops; Target; Harkins Theatre; JCPenney; Macy's	1,127,000	1,127,000	664,000	664,000
Orchard Town Center	2008/2012	100.00%	100.00%	Westminster, CO	JCPenney; Macy's; Target; AMC Theatres	1,043,000	1,043,000	507,000	507,000
Promenade Bolingbrook	2007	100.00%	100.00%	Bolingbrook, IL	Bass Pro Shops; Macy's; Gold Class Cinemas; Barnes & Noble; Designer Shoe Warehouse	771,000	771,000	575,000	575,000
Promenade in Temecula	1999/2002/2009	100.00%	100.00%	Temecula, CA	JCPenney; Sears; Macy's; Edwards Cinema	1,279,000	1,279,000	544,000	544,000
Shops at Wiregrass	2008	50.00%	100.00%	Tampa, FL	JCPenney; Dillard's; Macy's; Barnes & Noble	742,000	742,000	358,000	358,000
Short Pump Town Center	2003/2005	50.00%	100.00%	Richmond, VA	Nordstrom; Macy's; Dillard's; Dick's Sporting Goods	1,310,000	1,310,000	598,000	598,000
South Bay Galleria	1985/2001	100.00%	100.00%	Redondo Beach, CA	Nordstrom; Macy's; Kohl's; AMC Theatres	960,000	960,000	393,000	393,000
Victoria Gardens	2004/2007	80.00%	80.00%	Rancho Cucamonga, CA	Bass Pro Shops; Macy's; JCPenney; AMC Theatres	1,401,000	1,121,000	829,000	663,000
Westchester's Ridge Hill	2011/2012	70.00%	100.00%	Yonkers, NY	Lord & Taylor; WESTMED Medical Group; Apple; LA Fitness; Whole Foods; Dick's Sporting Goods; National Amusements' Cinema de Lux; Legoland	1,336,000	1,336,000	1,336,000	1,336,000
Consolidated Regional Malls Subtotal						13,672,000	13,392,000	7,389,000	7,223,000
Consolidated Specialty Retail Centers									
Atlantic Center Site V	1998	100.00%	100.00%	Brooklyn, NY	Modell's	17,000	17,000	17,000	17,000
Avenue at Tower City Center	1990	100.00%	100.00%	Cleveland, OH	Hard Rock Café; Morton's of Chicago; Cleveland Cinemas; Horseshoe Casino (located in Higbee Building)	365,000	365,000	365,000	365,000
Brooklyn Commons	2004	100.00%	100.00%	Brooklyn, NY	Lowe's	151,000	151,000	151,000	151,000
Fairmont Plaza Cinema	1998	100.00%	100.00%	San Jose, CA	Camera 12 Cinemas	70,000	70,000	70,000	70,000
Market at Tobacco Row	2002	100.00%	100.00%	Richmond, VA	Rich Foods; CVS/Pharmacy	43,000	43,000	43,000	43,000
Quartermaster Plaza	2004	100.00%	100.00%	Philadelphia, PA	Home Depot; BJ's Wholesale Club; Staples; PetSmart; Walgreen's	456,000	456,000	456,000	456,000
Station Square	1994/2002	100.00%	100.00%	Pittsburgh, PA	Hard Rock Café; Grand Concourse Restaurant; Buca Di Beppo; Texas de Brazil; Pittsburgh Riverhounds	291,000	291,000	291,000	291,000
The Yards - Boilermaker Shops	2012	100.00%	100.00%	Washington, D.C.	Buzz Bakery; Willie's Brew & Que; Well's Cleaners; Bluejacket Brewery	39,000	39,000	39,000	39,000
The Yards - Lumber Shed (Under Construction)	2013	100.00%	100.00%	Washington, D.C.	Forest City Enterprises, Inc.; Osteria Morini; Agua 301	32,000	32,000	32,000	32,000
The Yards - Twelve12 (Under Construction)	2014	100.00%	100.00%	Washington, D.C.	Harris Teeter Grocery; Vida Fitness	88,000	88,000	88,000	88,000
Town Center (East 29th Avenue)	2004	90.00%	90.00%	Denver, CO	King Soopers; Walgreen's; Casey's Pub; Chipotle; SDC Services Corp.; Exempla, Inc.	181,000	163,000	98,000	88,000
Consolidated Specialty Retail Centers Subtotal						1,733,000	1,715,000	1,650,000	1,640,000
Consolidated Retail Centers Total						15,405,000	15,107,000	9,039,000	8,863,000

Real Estate Portfolio as of January 31, 2013 - Commercial Group - Retail Centers (continued)

Name	Date of Opening/ Acquisition/ Expansion	Legal Ownership [1]	Pro-Rata Ownership [2]	Location	Major Tenants/Anchors	Total Square Feet	Total Square Feet at Pro-Rata %	Gross Leasable Area	Gross Leasable Area at Pro-Rata %
Unconsolidated Regional Malls									
Boulevard Mall	1996/2000	50.00%	50.00%	Amherst, NY	JCPenney; Macy's; Sears; Michael's	912,000	456,000	336,000	168,000
Charleston Town Center	1983	50.00%	50.00%	Charleston, WV	Macy's; JCPenney; Sears; Brickstreet Insurance	892,000	446,000	358,000	179,000
Mall at Stonecrest	2001	51.00%	51.00%	Atlanta, GA	Kohl's; Sears; JCPenney; Dillard's; AMC Theatres; Macy's	1,226,000	625,000	397,000	202,000
San Francisco Centre	2006	50.00%	50.00%	San Francisco, CA	Nordstrom; Bloomingdale's; Century Theaters; San Francisco State University; Microsoft	1,462,000	731,000	788,000	394,000
Unconsolidated Regional Malls Subtotal						4,492,000	2,258,000	1,879,000	943,000
Unconsolidated Specialty Retail Centers									
42nd Street	1999	51.00%	51.00%	Manhattan, NY	AMC Theatres; Madame Tussaud's Wax Museum; Modell's; Dave & Buster's; Famous Dave's BBQ; Ripley's Believe It or Not!	309,000	158,000	309,000	158,000
Atlantic Center	1996	51.00%	51.00%	Brooklyn, NY	Pathmark; OfficeMax; Old Navy; Marshall's; NYC - Dept of Motor Vehicles; Best Buy	395,000	201,000	395,000	201,000
Atlantic Terminal	2004	51.00%	51.00%	Brooklyn, NY	Target; Designer Shoe Warehouse; Chuck E. Cheese's; Guitar Center	371,000	189,000	371,000	189,000
Bruckner Boulevard	1996	51.00%	51.00%	Bronx, NY	Conway; Old Navy; Marshall's	113,000	58,000	113,000	58,000
Columbia Park Center	1999	38.25%	38.25%	North Bergen, NJ	Shop Rite; Old Navy; Staples; Ballys; Shopper's World; Phoenix Theatres	351,000	134,000	351,000	134,000
Court Street	2000	51.00%	51.00%	Brooklyn, NY	United Artists Theatres; Barnes & Noble	102,000	52,000	102,000	52,000
Eastchester	2000	51.00%	51.00%	Bronx, NY	Pathmark	63,000	32,000	63,000	32,000
East River Plaza	2009/2010	35.00%	50.00%	Manhattan, NY	Costco; Target; Aldi; Marshall's; PetSmart; Bob's Furniture; Old Navy	527,000	264,000	527,000	264,000
Forest Avenue	2000	51.00%	51.00%	Staten Island, NY	United Artists Theatres	70,000	36,000	70,000	36,000
Golden Gate	1958	50.00%	50.00%	Mayfield Heights, OH	OfficeMax; JoAnn Fabrics; Marshall's; World Market; HH Gregg; PetSmart	361,000	181,000	361,000	181,000
Gun Hill Road	1997	51.00%	51.00%	Bronx, NY	Home Depot; Chuck E. Cheese's	147,000	75,000	147,000	75,000
Harlem Center	2002	51.00%	51.00%	Manhattan, NY	Marshall's; CVS/Pharmacy; Staples; H&M; Planet Fitness	126,000	64,000	126,000	64,000
Kaufman Studios	1999	51.00%	51.00%	Queens, NY	United Artists Theatres	84,000	43,000	84,000	43,000
Marketplace at Riverpark	1996	50.00%	50.00%	Fresno, CA	JCPenney; Best Buy; Marshall's; OfficeMax; Old Navy; Target; Sports Authority	471,000	236,000	296,000	148,000
Northern Boulevard	1997	51.00%	51.00%	Queens, NY	Stop & Shop; Marshall's; Old Navy; AJ Wright; Guitar Center	218,000	111,000	218,000	111,000
Plaza at Robinson Town Center	1989	50.00%	50.00%	Pittsburgh, PA	T.J. Maxx; Marshall's; IKEA; Value City; JoAnn Fabrics; HomeGoods	507,000	254,000	507,000	254,000
Queens Place	2001	51.00%	51.00%	Queens, NY	Target; Best Buy; Designer Shoe Warehouse; Macy's Furniture	455,000	232,000	221,000	113,000
Richmond Avenue	1998	51.00%	51.00%	Staten Island, NY	Staples; Dick's Sporting Goods	76,000	39,000	76,000	39,000
Unconsolidated Specialty Retail Centers Subtotal						4,746,000	2,359,000	4,337,000	2,152,000
Unconsolidated Retail Centers Total						9,238,000	4,617,000	6,216,000	3,095,000
Total Retail Centers at January 31, 2013						**24,643,000**	**19,724,000**	**15,255,000**	**11,958,000**
Total Retail Centers at January 31, 2012						26,533,000	21,020,000	16,074,000	12,393,000

Real Estate Portfolio as of January 31, 2013

COMMERCIAL GROUP - HOTELS

Name	Date of Opening/ Acquisition/ Expansion	Legal Ownership [1]	Pro-Rata Ownership [2]	Location	Rooms	Hotel Rooms at Pro-Rata %
Consolidated Hotels						
Sheraton Station Square	1998/2001	100.00%	100.00%	Pittsburgh, PA	399	399
Unconsolidated Hotels						
Westin Convention Center	1986	50.00%	50.00%	Pittsburgh, PA	616	308
Total Hotel Rooms at January 31, 2013					**1,015**	**707**
Total Hotel Rooms at January 31, 2012					1,015	707

COMMERCIAL GROUP - ARENA

					Major Tenants	Total Square Feet	Total Square Feet at Pro-Rata %	Est. Seating Capacity for NBA Basketball Event	Est. Seating Capacity for NHL Hockey Event
Barclays Center	2012	34.01%	34.01%	Brooklyn, NY	The Brooklyn Nets (NBA Team); The NY Islanders (NHL Team, 2015-16 season)	670,000	228,000	18,000	14,500

Real Estate Portfolio as of January 31, 2013 - Residential Group - Apartments

Name	Date of Opening/ Acquisition/ Expansion	Legal Ownership (1)	Pro-Rata Ownership (2)	Location	Leasable Units (3)	Leasable Units at Pro-Rata % (3)
Consolidated Apartment Communities						
100 Landsdowne Street	2005	100.00%	100.00%	Cambridge, MA	203	203
1251 S. Michigan	2006	0.01%	100.00%	Chicago, IL	91	91
American Cigar Company	2000	100.00%	100.00%	Richmond, VA	171	171
Ashton Mill	2005	100.00%	100.00%	Cumberland, RI	193	193
^ Aster Northfield (Under Construction)	2013-2014	90.00%	90.00%	Denver, CO	352	317
Botanica Eastbridge	2012	90.00%	90.00%	Denver, CO	118	106
Brooklyn Atlantic Yards - B2 BKLYN (Under Construction)	2014	100.00%	100.00%	Brooklyn, NY	363	363
Brookview Place	1979	12.70%	100.00%	Dayton, OH	232	232
Cameron Kinney	2007	100.00%	100.00%	Richmond, VA	259	259
Cedar Place	1974	2.98%	100.00%	Lansing, MI	220	220
Consolidated-Carolina	2003	89.99%	100.00%	Richmond, VA	158	158
Continental Building (Under Construction)	2013	100.00%	100.00%	Dallas, TX	203	203
Cutter's Ridge at Tobacco Row	2006	100.00%	100.00%	Richmond, VA	12	12
Drake	1998	95.05%	95.05%	Philadelphia, PA	284	270
Easthaven at the Village	1994/1995	100.00%	100.00%	Beachwood, OH	360	360
Foundry Lofts	2011	80.02%	100.00%	Washington, D.C.	170	170
Grand Lowry Lofts	2000	100.00%	100.00%	Denver, CO	261	261
Hamel Mill Lofts	2008-2010	90.00%	100.00%	Haverhill, MA	305	305
Heritage	2002	100.00%	100.00%	San Diego, CA	230	230
Hummingbird Pointe (formerly Parmatown Towers and Gardens)	1972-1973	100.00%	100.00%	Parma, OH	406	406
Independence Place I	1973	50.00%	50.00%	Parma Heights, OH	202	101
Independence Place II	2003	100.00%	100.00%	Parma Heights, OH	201	201
Kennedy Biscuit Lofts	1990	3.00%	100.00%	Cambridge, MA	142	142
Knolls	1995	100.00%	100.00%	Orange, CA	260	260
Lofts 23	2005	100.00%	100.00%	Cambridge, MA	51	51
Lofts at 1835 Arch	2001	95.05%	95.05%	Philadelphia, PA	191	182
Lucky Strike	2008	88.98%	100.00%	Richmond, VA	131	131
Mercantile Place on Main	2008	100.00%	100.00%	Dallas, TX	366	366
Metro 417	2005	100.00%	100.00%	Los Angeles, CA	277	277
Metropolitan	1989	100.00%	100.00%	Los Angeles, CA	270	270
Midtown Towers	1969	100.00%	100.00%	Parma, OH	635	635
Millender Center (sold in March 2013)	1985	6.85%	90.69%	Detroit, MI	339	307
Museum Towers	1997	100.00%	100.00%	Philadelphia, PA	286	286
North Church Towers	2009	100.00%	100.00%	Parma Heights, OH	399	399
One Franklintown	1988	100.00%	100.00%	Philadelphia, PA	335	335
Pavilion	1992	95.00%	95.00%	Chicago, IL	1,114	1,058
Perrytown Place	1973	8.12%	100.00%	Pittsburgh, PA	231	231
Presidio Landmark	2010	1.00%	100.00%	San Francisco, CA	161	161

Real Estate Portfolio as of January 31, 2013 - Residential Group - Apartments (continued)

Name	Date of Opening/ Acquisition/ Expansion	Legal Ownership (1)	Pro-Rata Ownership (2)	Location	Leasable Units (3)	Leasable Units at Pro-Rata % (3)
Consolidated Apartment Communities (continued)						
Queenswood	1990	93.36%	93.36%	Corona, NY	296	276
Sky55	2006	100.00%	100.00%	Chicago, IL	411	411
^ Stratford Avenue (Under Construction)	2013	100.00%	100.00%	Fairfield, CT	128	128
The Aster Town Center	2012	90.00%	90.00%	Denver, CO	85	77
The Yards - Twelve12 (Under Construction)	2014	80.02%	100.00%	Washington, D.C.	218	218
Town Center (Botanica on the Green & Crescent Flats)	2004/2007	90.00%	90.00%	Denver, CO	298	268
^ West Village (Under Construction)	2014-2015	100.00%	100.00%	Dallas, TX	381	381
Wilson Building	2007	100.00%	100.00%	Dallas, TX	135	135
Consolidated Apartment Communities Subtotal					12,134	11,817
Consolidated Supported-Living Apartments						
Forest Trace	2000	100.00%	100.00%	Lauderhill, FL	322	322
Consolidated Apartments Total					12,456	12,139

Real Estate Portfolio as of January 31, 2013 - Residential Group - Apartments (continued)

Name	Date of Opening/ Acquisition/ Expansion	Legal Ownership (1)	Pro-Rata Ownership (2)	Location	Leasable Units (3)	Leasable Units at Pro-Rata % (3)
Unconsolidated Apartment Communities						
120 Kingston (Under Construction)	2014	50.00%	50.00%	Boston, MA	240	120
8 Spruce Street	2011/2012	18.21%	26.01%	Manhattan, NY	899	234
Arbor Glen	2001-2007	50.00%	50.00%	Twinsburg, OH	288	144
Barrington Place	2008	49.00%	49.00%	Raleigh, NC	274	134
Bayside Village	1988-1989	50.00%	50.00%	San Francisco, CA	862	431
Big Creek	1996-2001	50.00%	50.00%	Parma Heights, OH	516	258
Camelot	1967	50.00%	50.00%	Parma Heights, OH	151	76
Cherry Tree	1996-2000	50.00%	50.00%	Strongsville, OH	442	221
Chestnut Lake	1969	50.00%	50.00%	Strongsville, OH	789	395
Cobblestone Court Apartments	2006-2009	50.00%	50.00%	Painesville, OH	400	200
Colonial Grand	2003	50.00%	50.00%	Tampa, FL	176	88
Coppertree	1998	50.00%	50.00%	Mayfield Heights, OH	342	171
Deer Run	1987-1990	46.00%	46.00%	Twinsburg, OH	562	259
DKLB BKLN	2009/2010	40.80%	51.00%	Brooklyn, NY	365	186
Eaton Ridge	2002-2004	50.00%	50.00%	Sagamore Hills, OH	260	130
Fenimore Court	1982	9.48%	50.00%	Detroit, MI	144	72
Fort Lincoln II	1979	45.00%	45.00%	Washington, D.C.	176	79
Fort Lincoln III & IV	1981	24.90%	24.90%	Washington, D.C.	306	76
Grand	1999	42.75%	42.75%	North Bethesda, MD	549	235
Hamptons	1969	50.00%	50.00%	Beachwood, OH	651	326
Hunter's Hollow	1990	50.00%	50.00%	Strongsville, OH	208	104
Legacy Arboretum	2008	49.00%	49.00%	Charlotte, NC	266	130
Legacy Crossroads	2008-2009	50.00%	50.00%	Cary, NC	344	172
Lenox Club	1991	47.50%	47.50%	Arlington, VA	385	183
Lenox Park	1992	47.50%	47.50%	Silver Spring, MD	406	193
Liberty Hills	1979-1986	50.00%	50.00%	Solon, OH	396	198
Newport Landing	2002-2005	50.00%	50.00%	Coventry Township, OH	336	168
Noble Towers	1979	50.00%	50.00%	Pittsburgh, PA	133	67
Parkwood Village	2001-2002	50.00%	50.00%	Brunswick, OH	204	102
Pine Ridge Valley	1967-1974, 2005-2007	50.00%	50.00%	Willoughby Hills, OH	1,309	655
Residences at University Park	2002	40.00%	40.00%	Cambridge, MA	135	54
Settler's Landing at Greentree	2000-2004	50.00%	50.00%	Streetsboro, OH	408	204
Stratford Crossing	2007-2010	50.00%	50.00%	Wadsworth, OH	348	174
Surfside Towers	1970	50.00%	50.00%	Eastlake, OH	246	123
Sutton Landing	2007-2009	50.00%	50.00%	Brimfield, OH	216	108
Tamarac	1990-2001	50.00%	50.00%	Willoughby, OH	642	321
Uptown Apartments	2008	50.00%	50.00%	Oakland, CA	665	333

Real Estate Portfolio as of January 31, 2013 - Residential Group - Apartments (continued)

Name	Date of Opening/ Acquisition/ Expansion	Legal Ownership (1)	Pro-Rata Ownership (2)	Location	Leasable Units (3)	Leasable Units at Pro-Rata % (3)
Unconsolidated Apartment Communities (continued)						
Westwood Reserve	2002	50.00%	50.00%	Tampa, FL	340	170
Woodgate / Evergreen Farms	2004-2006	33.33%	33.33%	Olmsted Township, OH	348	116
Worth Street	2003	50.00%	50.00%	Manhattan, NY	330	165
Unconsolidated Apartment Communities Subtotal					16,057	7,575
Unconsolidated Senior Housing Apartments						
Autumn Ridge	2002	100.00%	100.00%	Sterling Heights, MI	251	251
Bowin	1998	95.05%	95.05%	Detroit, MI	193	183
Brookpark Place	1976	100.00%	100.00%	Wheeling, WV	152	152
Buckeye Towers	1976	12.14%	12.14%	New Boston, OH	120	15
Burton Place	2000	90.00%	90.00%	Burton, MI	200	180
Cambridge Towers	2002	100.00%	100.00%	Detroit, MI	250	250
Canton Towers	1978	12.14%	12.14%	Canton, OH	199	24
Carl D. Perkins	2002	100.00%	100.00%	Pikeville, KY	150	150
Connellsville Towers	1981	11.23%	11.23%	Connellsville, PA	111	12
Coraopolis Towers	2002	80.00%	80.00%	Coraopolis, PA	200	160
Donora Towers	2002	100.00%	100.00%	Donora, PA	103	103
Farmington Place	1980	100.00%	100.00%	Farmington, MI	153	153
Frenchtown Place	1975	8.12%	100.00%	Monroe, MI	151	151
Glendora Gardens	1983	1.99%	45.51%	Glendora, CA	105	48
Grove	2003	100.00%	100.00%	Ontario, CA	101	101
Lakeland	1998	95.10%	95.10%	Waterford, MI	200	190
Lima Towers	1977	12.14%	12.14%	Lima, OH	200	24
Miramar Towers	1980	7.98%	100.00%	Los Angeles, CA	157	157
North Port Village	1981	30.60%	30.60%	Port Huron, MI	251	77
Nu Ken Tower (Citizen's Plaza)	1981	8.84%	50.00%	New Kensington, PA	101	51
Oceanpointe Towers	1980	7.98%	100.00%	Long Branch, NJ	151	151
Panorama Towers	1978	99.00%	99.00%	Panorama City, CA	154	152
Park Place Towers	1975	21.79%	100.00%	Mt. Clemens, MI	187	187
Pine Grove Manor	1973	14.61%	100.00%	Muskegon Township, MI	172	172
Plymouth Square	2003	100.00%	100.00%	Detroit, MI	280	280
Potomac Heights Village	1981	7.98%	100.00%	Keyser, WV	141	141
Riverside Towers	1977	9.64%	100.00%	Coshocton, OH	100	100
Shippan Avenue	1980	100.00%	100.00%	Stamford, CT	148	148
St. Mary's Villa	2002	40.07%	40.07%	Newark, NJ	360	144
The Springs	1981	7.98%	100.00%	La Mesa, CA	129	129
Tower 43	2002	100.00%	100.00%	Kent, OH	101	101

Real Estate Portfolio as of January 31, 2013 - Residential Group - Apartments (continued)

Name	Date of Opening/ Acquisition/ Expansion	Legal Ownership (1)	Pro-Rata Ownership (2)	Location	Leasable Units (3)	Leasable Units at Pro-Rata % (3)
Unconsolidated Senior Housing Apartments (continued)						
Towne Centre Place	1975	8.80%	100.00%	Ypsilanti, MI	170	170
Village Center	1983	100.00%	100.00%	Detroit, MI	254	254
Village Square	1978	100.00%	100.00%	Williamsville, NY	100	100
Ziegler Place	1978	100.00%	100.00%	Livonia, MI	141	141
Unconsolidated Senior Housing Apartments Subtotal					5,936	4,802
Unconsolidated Apartments Total					21,993	12,377
Combined Apartments Total					34,449	24,516
Federally Subsidized Housing (Total of 5 Buildings)					**741**	
Total Apartment Units at January 31, 2013					**35,190**	
Total Apartment Units at January 31, 2012					34,225	

Real Estate Portfolio as of January 31, 2013 - Residential Group - Military Housing

Name	Date of Opening/ Acquisition/ Expansion	Legal Ownership (1)	Pro-Rata Ownership (2)	Location	Leasable Units (3)
Unconsolidated Military Housing^					
Air Force Academy	2007-2011	50.00%	50.00%	Colorado Springs, CO	427
Hawaii Phase IV (Under Construction)	2007-2014	1.00%	^^	Kaneohe, HI	1,141
Marines, Hawaii Increment II	2007-2011	1.00%	^^	Honolulu, HI	1,175
Midwest Millington	2008-2011	1.00%	^^	Memphis, TN	318
Navy, Hawaii Increment III	2007-2011	1.00%	^^	Honolulu, HI	2,520
Navy Midwest	2006-2011	1.00%	^^	Chicago, IL	1,401
Ohana Military Communities, Hawaii Increment I	2005-2008	1.00%	^^	Honolulu, HI	1,952
Pacific Northwest Communities	2007-2011	20.00%	^^	Seattle, WA	2,985
Southern Group:					
Arnold Air Force Base (Under Construction)	2011-2013	100.00%	^^^	Tullahoma, TN	22
Joint Base Charleston (Under Construction)	2011-2013	100.00%	^^^	Charleston, SC	345
Keesler Air Force Base	2011-2012	100.00%	^^^	Biloxi, MS	1,188
Shaw Air Force Base (Under Construction)	2011-2015	100.00%	^^^	Sumter, SC	630
Unconsolidated Military Housing Total					14,104
Total Military Housing Units at January 31, 2013					**14,104**
Total Military Housing Units at January 31, 2012					14,104

(1) Represents our actual equity ownership in the underlying property.

(2) Represents the percentage of income or loss allocation expected to be received during the reporting period based on the entities capital structure. Amounts differ from legal ownership due to various scenarios, including but not limited to our right to preferred returns on our initial or disproportionate equity fundings, various tax credits and tax related structures.

(3) Represents 100% of the leasable units in the apartment community. Leasable units at Pro-Rata % represents the total leasable units multiplied by the Pro-Rata ownership percent.

^ Property to open in phases .

^^ Our share of residual cash flow ranges from 0-20% during the life cycle of the project.

^^^ We do not share in any cash flow from operations . However, we are entitled to the return of our equity at the end of the 50-year lease term.

Shareholder Information

SEC Form 10-K
This Summary Annual Report and Supplemental Package is only a summary of fiscal year 2012 and should be read in conjunction with our Annual Report on Form 10-K as filed with the Securities and Exchange Commission. A copy of the Form 10-K may be downloaded from our website or obtained without charge upon written request to:

Jeffrey B. Linton
Senior Vice President, Corporate Communication
Forest City Enterprises, Inc.
Terminal Tower, 50 Public Square, Suite 1415
Cleveland, Ohio 44113
jefflinton@forestcity.net

Transfer Agent and Registrar
Wells Fargo
Shareowner Services
P.O. Box 64854
St. Paul, MN 55164-9440
(800) 468-9716
www.shareowneronline.com

Dividend Reinvestment and Stock Purchase Plan
The Company offers its shareholders the opportunity to purchase additional shares of common stock through the Forest City Enterprises, Inc. Dividend Reinvestment and Stock Purchase Plan at 97% of current market value. A copy of the Plan prospectus and an enrollment card may be obtained by contacting Wells Fargo Shareowner Services at (800) 468-9716 or by visiting www.shareowneronline.com.

Annual Meeting
The Annual Meeting of Forest City Enterprises' shareholders will be held on June 13, 2013 at 2:00 p.m. at the Ritz-Carlton Hotel in Cleveland, Ohio:

Ritz-Carlton Hotel
6th Floor Riverview Room
Tower City Center
1515 West Third Street
Cleveland, Ohio 44113

Number of Holders of Common Stock
The number of registered holders of Class A and Class B common stock as of February 28, 2013 was 1,132 and 410, respectively, as certified by Wells Fargo, Agent.

Website
www.forestcity.net
The information found on the Company's website is not part of this summary annual report.

Corporate Headquarters
Forest City Enterprises, Inc.
Terminal Tower, 50 Public Square, Suite 1100
Cleveland, Ohio 44113
(216) 621-6060

Stock Exchange Listing
New York Stock Exchange
New York, New York
Symbols: FCEA and FCEB


FCEA
Listed
NYSE


FCEB
Listed
NYSE


FSC
www.fsc.org

MIX
Paper from responsible sources
FSC® C003197

Environmental Benefits
This Summary Annual Report and Supplemental Package is printed with 10% post-consumer waste recycled paper and vegetable-based inks. By using this environmental paper, Forest City saved the following resources.


107 trees preserved for the future


309 lbs. water-borne waste not created


45,458 gal. wastewater flow saved


5,030 lbs. solid waste not generated


9,903 lbs. net greenhouse gases prevented


75,800,790 BTUs energy not consumed

The FSC® Trademark identifies wood fibers coming from forests which have been certified in accordance with the rules of the Forest Stewardship Council™.
Calculator Source: Mohawk Environmental Calculator



FORESTCITY

Forest City Enterprises, Inc.
Terminal Tower, 50 Public Square
Cleveland, Ohio 44113 • (216) 621-6060
www.forestcity.net


FCEA
Listed
NYSE
FCEB
Listed
NYSE